Exhibit 99.1

NI 43-101 Technical report

Guayabales Gold-Silver-Copper-Tungsten Project

Department of Caldas, Colombia

Dr. Stewart D. Redwood Consulting Economic Geologist 2 December 2025

NI 43-101 TECHNICAL REPORT

For the

Guayabales Gold-Silver-Copper-Tungsten Project,

Department of Caldas, Colombia

For

Collective Mining Ltd.

82 Richmond Street East, 4th Floor, Toronto, ON, M5C1P1

By

STEWART D. REDWOOD

BSc (Hons), PhD, FIMMM, FGS

Consulting Geologist

P.O. Box 0832-0757, World Trade Center, Panama City, Panama

stewart@sredwood.com

Effective date: 15 September 2025

Signature date: 2 December 2025

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

DATE AND SIGNATURE PAGE

The effective date of this technical report, titled “NI 43-101 Technical Report for the Guayabales Gold-Silver-Copper-Tungsten Project, Department of Caldas, Colombia” is 15 September 2025.

Signed: 2 December 2025

“Stewart D. Redwood”

Stewart D. Redwood

BSc(Hons), PhD, FIMMM, FGS

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

AUTHOR’S CERTIFICATE

I, Stewart D. Redwood, FIMMM, hereby certify that:

1.	I am a Consulting Geologist with address at P.O. Box 0832-0757, World Trade Center, Panama City, Republic of Panama.

2.	I am the author of the technical report titled “NI 43-101 Technical Report for the Guayabales Gold-Silver-Copper-Tungsten Project, Department of Caldas, Colombia” (the Technical Report) with effective date 15 September 2025 and signature date 2 December 2025.

3.	I graduated from the University of Glasgow with a First Class Honours Bachelor of Science degree in Geology in 1982, and from the University of Aberdeen with a Doctorate in Geology in 1986.

4.	I am a Fellow in good standing of The Institute of Materials, Minerals and Mining, Number 47017.

5.	I have more than 40 years’ field experience as a geologist working in mineral exploration and mine geology including gold, silver, copper and polymetallic deposits of epithermal, porphyry and other types worldwide, including more than 20 years’ experience in Colombia.

6.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional organization (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. I made a current personal inspection of the Guayabales Project on 9 to 14 March 2025.

7.	I am responsible for all sections of the Technical Report.

8.	I am independent of Collective Mining Ltd applying all of the tests in Section 1.5 of NI 43-101.

9.	My previous involvement with the project was to write technical reports for Collective Mining Ltd with signature dates 22 September 2021 and 21 April 2023 and to review the Apollo deposit in a report dated 28 March 2025.

10.	I have read NI 43-101 and the Technical Report has been prepared in compliance with that instrument.

11.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the company files on their websites accessible by the public, of the Technical Report.

Dated 2 December 2025	Signature: “Stewart D. Redwood”

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

TABLE OF CONTENTS

DATE AND SIGNATURE PAGE			2
AUTHOR’S CERTIFICATE			3
TABLE OF CONTENTS			4
List of Tables			8
List of Figures			9
Abbreviations			12
1	SUMMARY		15
	1.1	Introduction	15
	1.2	Property Description and Location	15
	1.3	Accessibility, Climate, Local Resources, Infrastructure and Physiography	15
	1.4	History	16
	1.5	Geological Setting and Mineralization	16
	1.6	Deposit Type	17
	1.7	Exploration	17
	1.8	Drilling	18
	1.9	Mineral Processing and Metallurgical Testing	20
	1.10	Mineral Resource Estimates	21
	1.11	Interpretation and Conclusions	21
	1.12	Recommendations	22
2	INTRODUCTION		24
	2.1	Purpose of Report	24
	2.2	Terms of Reference	24
	2.3	The Issuer	24
	2.4	Sources of Information	25
	2.5	Current Personal Inspection	26
3	RELIANCE ON OTHER EXPERTS		26
4	PROPERTY DESCRIPTION AND LOCATION		27
	4.1	Property Location	27
	4.2	Legal Framework	28
	4.3	Mining Property Rights	30
	4.4	Mining Property Acquisition Agreements	33
	4.5	Royalties	34
	4.6	Legal Access and Surface Rights	35
	4.7	Water Rights	35
	4.8	Environmental Liabilities	36
	4.9	National Parks and Reserves	36
	4.10	Indigenous Reserves and Communities	36
	4.11	Other	36

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY				37
	5.1	Accessibility			37
	5.2	Climate			39
	5.3	Hydrology			44
	5.4	Local Resources and Infrastructure			45
	5.5	Physiography			46
6	HISTORY				49
	6.1	Mining History			49
	6.2	Prior Owners of the Property			49
	6.3	Historical mineral resource estimates			50
	6.4	Historical production			50
7	GEOLOGICAL SETTING AND MINERALIZATION				51
	7.1	Regional Geology			51
	7.2	Local Geology			54
	7.3	Property Geology			54
		7.3.1	Lithology		54
		7.3.2	Alteration		62
			7.3.2.1	Secondary biotite	63
			7.3.2.2	Chlorite-sericite	63
			7.3.2.3	Chlorite-epidote	64
			7.3.2.4	Sericite	65
			7.3.2.5	Chlorite	66
		7.3.3	Mineralization		66
			7.3.3.1	Porphyry-type mineralization	66
			7.3.3.2	Breccias	67
			7.3.3.3	Polymetallic Veins	68
			7.3.3.4	Ramp Zone Mineralisation	69
			7.3.3.5	Supergene Oxide Zone	70
	7.4	Significant Mineralized Zones			71
		7.4.1	Targets		71
		7.4.2	Apollo Target		72
		7.4.3	Trap Target		76
		7.4.4	Other Targets		77
		7.4.5	Conclusions		77
8	DEPOSIT TYPES				78
	8.1	Guayabales Porphyry-Breccia-Vein System			78
	8.2	Reduced Intrusion-Related Gold Systems (RIRGS)			80
	8.3	Porphyry Cu-Mo-Au Systems			83

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

9	EXPLORATION			85
	9.1	Historical Exploration		85
		9.1.1	Summary	85
		9.1.2	Topographical Surveys and Grids	85
		9.1.3	Geological Mapping	85
		9.1.4	Petrography	86
		9.1.5	Soil Geochemistry	86
		9.1.6	Rock Geochemistry	86
		9.1.7	Geophysics	86
	9.2	Collective Mining Exploration		87
		9.2.1	Summary	87
		9.2.2	Topographical Surveys and Grids	87
		9.2.3	Geological Mapping	88
		9.2.4	Petrography	88
		9.2.5	Soil Geochemistry	88
		9.2.6	Rock Geochemistry	92
		9.2.7	Geophysics	98
	9.3	Significant Results and Interpretation to Generate Drill Targets		102
		9.3.1	Drill Targets	102
		9.3.2	Apollo Target	102
		9.3.3	Trap Target	107
	9.4	Comments on Section 9		111
10	DRILLING			112
	10.1	Historical Drilling		112
		10.1.1	Drill Programmes	112
		10.1.2	Collar and Downhole Surveys	114
		10.1.3	Drill Platforms	114
		10.1.4	Recovery	115
		10.1.5	Logging and Sampling Protocols	115
		10.1.6	Density	115
		10.1.7	Results	115
		10.1.8	Sample Length / True Thickness	117
		10.1.9	Comments	117
	10.2	Collective Mining Drilling		117
		10.2.1	Drill Programmes	117
		10.2.2	Collar and Downhole Surveys	128
		10.2.3	Drill Pads	129
		10.2.4	Recovery	129
		10.2.5	Logging and Sampling Protocols	130
		10.2.6	Geotechnical Logging	133
		10.2.7	Density	133
		10.2.8	Magnetic Susceptibility	134

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

		10.2.9	Mineralogy		134
		10.2.10	Results		135
			10.2.10.1	Apollo Target	135
			10.2.10.2	Plutus North Target	156
			10.2.10.3	Plutus South Target	158
			10.2.10.4	The Box Target	159
			10.2.10.5	Trap Target	160
			10.2.10.6	ME Target	163
			10.2.10.7	X Target	165
			10.2.10.8	Knife-Towers Target	166
			10.2.10.9	Victory Target	166
		10.2.11	Sample Length / True Thickness		166
		10.2.12	Comments		166
11	SAMPLE PREPARATION, ANALYSIS AND SECURITY				167
	11.1	Historical Data			167
		11.1.1	Sample Preparation, Analysis and Security		167
		11.1.2	Quality Assurance and Quality Control (QA-QC)		168
	11.2	Collective Mining			169
		11.2.1	Sample Preparation, Analysis and Security		169
		11.2.2	Quality Assurance and Quality Control (QA-QC)		172
			11.2.2.1	CSRM	173
			11.2.2.2	Blanks	177
			11.2.2.3	Coarse and Fine Duplicates	179
			11.2.2.4	Field Duplicates	181
			11.2.2.5	Check Samples	181
	11.3	Comments on Section 11			182
12	DATA VERIFICATION				183
	12.1	Data Verification			183
	12.2	Site Visits			183
	12.3	Drill Core			184
	12.4	Database and Assay Certificates			184
	12.5	QA-QC			184
	12.6	Conclusion			184
13	MINERAL PROCESSING AND METALLURGICAL TESTING				185
14	MINERAL RESOURCE ESTIMATES				186
15	MINERAL RESERVE ESTIMATES				186
16	MINING METHODS				186
17	RECOVERY METHODS				186
18	PROJECT INFRASTRUCTURE				186
19	MARKET STUDIES AND CONTRACTS				186
20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT				186
21	CAPITAL AND OPERATING COSTS				186
22	ECONOMIC ANALYSIS				186
23	ADJACENT PROPERTIES				187
	23.1	Marmato			187
24	OTHER RELEVANT DATA AND INFORMATION				187
25	INTERPRETATION AND CONCLUSIONS				188
26	RECOMMENDATIONS				189
27	REFERENCES				190

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

List of Tables

Table 0.1.	List of abbreviations.	14
Table 1.1.	Estimated budget for the recommended exploration programmes for the Guayabales Project.	23
Table 4.1	List of the mining rights with title of the Guayabales Project.	32
Table 4.2.	List of concession applications of the Guayabales Project.	33
Table 4.3	Yearly payments resulting from mining title option agreements.	34
Table 4.4.	List of Superficial Water Concessions and applications for the Guayabales Project.	35
Table 5.1	The principal access routes from Medellin, Manizales and Pereira to Supía, and from Supía to the Guayabales Project.	37
Table 5.2	General data on the nearest hydrometeorological stations to the project (source IDEAM).	39
Table 5.3	Summary of maximum, minimum and percentile values of water flow for Puente Carretera station (IDEAM).	42
Table 5.4	General information of MET I.	43
Table 5.5	General information of MET I variables.	43
Table 5.6	General summary of the piezometers.	45
Table 6.1	Summary of the history of the Guayabales Project.	49
Table 7.1.	Description of the main lithologies in the Guayabales Project.	57
Table 7.2.	Summary of the geology of the targets identified in the Guayabales Project.	71
Table 9.1	Summary of historical exploration carried out at the Guayabales Project.	85
Table 9.2.	Summary of exploration carried out by Collective Mining at the Guayabales Project in 2020-2025.	87
Table 9.3.	Protocol and chain of custody for soil and rock samples.	93
Table 10.1	Summary of historical diamond drill programs.	112
Table 10.2	Drill collar table for historical drilling at the Guayabales Project.	113
Table 10.3	Significant drill intersections in the Guayabales historical drill holes.	116
Table 10.4.	Summary of the drilling contractors of the Guayabales diamond drill programmes.	119
Table 10.5.	Summary of Guayabales drill holes by target.	119
Table 10.6.	Table of Collective Mining drill holes.	126
Table 10.7.	Acoustic televiewer surveyed drill holes	128
Table 10.8.	Core logging and sampling flowsheet with chain of custody.	132
Table 10.9.	Summary of density measurements of Guayabales core.	134
Table 10.10.	Table of significant drill intersections of the Apollo target.	153
Table 10.11.	Table of significant drill intersections of the Plutus North target.	157
Table 10.12.	Table of significant drill intersections of the Plutus South target	158
Table 10.13.	Table of significant drill intersections of the Box target	159
Table 10.14.	Table of significant drill intersections of the Trap target.	162
Table 10.15.	Table of significant drill intersections of the ME Target.	164
Table 10.16.	Table of significant drill intersections of the X target.	165
Table 11.1	Summary of the sample preparation and analyses methods of the historical samples.	167
Table 11.2	QA-QC samples used in the historical sampling programs.	168
Table 11.3	Summary of the sample preparation and analyses methods of the Collective Mining samples.	169
Table 11.4.	Elements and limits of detection in SGS ICP package ICM40B.	170
Table 11.5.	Elements and limits of detection in SGS ICP package ICM14B.	170
Table 11.6.	Limits of detection of SGS assays for gold, silver and overlimit base metals, iron and sulphur.	171
Table 11.7	Elements and limits of detection in ALS ICP package MS61.	171
Table 11.8.	Limits of detection of ALS assays for gold, silver and overlimit base metals, iron and sulphur.	172
Table 11.9	QA-QC protocol of Collective Mining.	173
Table 11.10.	CSRM statistics.	173
Table 13.1.	Summary of metallurgical test work carried out on samples from the Apollo target.	185
Table 26.1	Estimated budget for the recommended exploration programmes for the Guayabales Project.	189

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

List of Figures

Figure 2.1	The corporate structure of Collective Mining.	25
Figure 4.1	Location map of the Guayabales Project.	27
Figure 4.2.	Plan of Guayabales Property mining rights showing concession contracts in red fill and concession applications in red outline.	31
Figure 5.1	Location and access map of the Guayabales Project. Inset shows enlargement of the Guayabales Project with the mining rights and local roads.	38
Figure 5.2	Location of selected hydrometeorological stations to the Guayabales Project.	39
Figure 5.3	Average annual rainfall in the project area (IDEAM).	40
Figure 5.4	(a) Annual precipitation cycle and (b) standardized annual precipitation cycle (IDEAM).	40
Figure 5.5	Annual cycle of average temperature.	41
Figure 5.6	Annual Flow cycle (IDEAM).	42
Figure 5.7	Average annual real evapotranspiration (RET) for the project area (IDEAM).	44
Figure 5.8.	A general view of the physiography of the Guayabales Project looking southwest at the Apollo target from Drill Pad 2 and showing the drill access path and the location of other drill pads (S. Redwood).	47
Figure 5.9.	A general view of the Guayabales Project looking north from the access road to the town of Caramanta on the far ridge (S. Redwood).	48
Figure 7.1	Regional tectonic and terrane map of Colombia showing the location of the Guayabales Project (Cediel et al., 2003).	52
Figure 7.2	The geology and major gold deposits of the Middle Cauca Gold-Copper Belt showing the location of the Guayabales Project.	53
Figure 7.3.	Geological map of the Guayabales Project showing targets.	55
Figure 7.4.	Core sample photographs of the Apollo porphyries.	58
Figure 7.5.	Core sample photographs of the Trap porphyries.	59
Figure 7.6.	Core sample photographs of the Plutus North porphyries.	59
Figure 7.7.	Core sample photographs of the Plutus South porphyries.	60
Figure 7.8.	Core sample photographs of the Box porphyries.	60
Figure 7.9.	Core sample photographs of the breccia facies present at the Guayabales property. A) Monomict crackle breccia with green chlorite filling fractures and open spaces. B) Shingle breccia. C) Sulphide-bearing angular breccia, with cement of ore minerals and gangue. D) Fluidised breccia.	61
Figure 7.10.	Core sample photography of magmatic breccias at the Guayabales project.	62
Figure 7.11.	Secondary biotite alteration in porphyries and brecciated porphyries replacing mafic minerals and in groundmass. Chlorite-sericite alteration overprinting the secondary biotite alteration can be observed in all photographs.	63

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 7.12.	Chlorite-sericite hydrothermal alteration examples present across the Guayabales property. Chlorite-sericite present in porphyries and brecciated porphyries.	64
Figure 7.13.	Chlorite-epidote hydrothermal alteration examples present in the Apollo target.	65
Figure 7.14.	Left: Strong sericite alteration in quartz diorite. Right: Strong sericite alteration with sulphides hosted in angular breccia.	65
Figure 7.15.	Left: Chlorite alteration in clasts and matrix of angular breccia. Right: Chlorite alteration surrounding clasts in angular breccia.	66
Figure 7.16.	Porphyry veinlet types present at the Guayabales property.	67
Figure 7.17.	Breccia types at the Apollo target. Different sulphide cement types present as chalcopyrite, pyrrhotite, pyrite, sphalerite, galena, scheelite, carbonates and quartz. Rock flour altered to chlorite and sericite.	68
Figure 7.18.	Representative images of the Carbonate Base Metal veins type of mineralization at the Guayabales property. CBM veins sulphide content is dominated by Fe-rich sphalerite (Marmatite) and galena. Sulfosalts are also present in this late-stage mineralization.	69
Figure 7.19.	Representative images of the Ramp zone mineralization.	70
Figure 7.20.	A geological map of the Apollo target showing the Collective Mining drill hole traces and seven newly discovered breccia bodies around the main breccia body.	74
Figure 7.21.	Schematic cross section of the Apollo Porphyry System showing the relationship between surrounding porphyries, intermineral breccias and late veins.	75
Figure 7.22.	Apollo Porphyry System model with stages of mineralisation.	76
Figure 7.23.	Geological map of the Trap target showing the Collective Mining drill hole traces.	77
Figure 8.1.	Cartoon NW-SE long section along the Marmato trend showing an interpretation of the possible relationship between the Apollo System and Marmato Deeps Zone (Collective Mining).	79
Figure 8.2.	Cartoon showing the different styles of Au-Bi-W and Sn-W deposits (Baker et al., 2005).	81
Figure 8.3.	Plan model of RIRGS Au deposits from the Tintina Gold Province (Alaska-Yukon) showing geochemical zonation around a central pluton of 0.1-5.0 km diameter and the variety of possible mineralisation styles (Hart, 2007).	81
Figure 8.4.	Cartoon cross section model of a RIRGS system showing a pluton with different styles of Au mineralisation in the cupola and shoulders (Hart, 2007). In the case of Apollo, mineralisation is hosted by a magmatic-hydrothermal breccia cutting the stock.	82
Figure 8.5.	Plot showing the variations in metal association as a function of magmatic oxidation state and the lithologic characteristics of the host plutons. Note the distinctive fields of RIRGS Au-W and porphyry Cu-Au (Hart, 2007).	82
Figure 8.6	Porphyry system model (Sillitoe, 2010).	84
Figure 9.1.	Guayabales Project, Collective Mining and historical soil geochemistry for gold.	89
Figure 9.2.	Guayabales Project, Collective Mining and historical soil geochemistry for copper.	90
Figure 9.3.	Guayabales Project, Collective Mining and historical soil geochemistry for silver.	91
Figure 9.4.	Guayabales Project, Collective Mining and historical soil geochemistry for molybdenum.	92

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.5.	Guayabales Project, Collective Mining and historical rock geochemistry for gold.	94
Figure 9.6.	Guayabales Project, Collective Mining and historical rock geochemistry for copper.	95
Figure 9.7.	Guayabales Project, Collective Mining and historical rock geochemistry for silver.	96
Figure 9.8.	Guayabales Project, Collective Mining and historical rock geochemistry for molybdenum.	97
Figure 9.9.	Guayabales Project joint version of IP chargeability at 100 m depth reprocessed by Condor North Consulting.	99
Figure 9.10.	Guayabales Project joint version of IP resistivity at 100 m depth reprocessed by Condor North Consulting.	100
Figure 9.11.	Density map (g/cc) of the Apollo target at 200m depth processed by Arce Geofisicos.	101
Figure 9.12.	Apollo target geology and geochemistry for gold (soil, rock, drill core).	102
Figure 9.13.	Apollo target geology and geochemistry for copper (soil, rock, drill core).	103
Figure 9.14.	Apollo target geology and geochemistry for silver (soil, rock, drill core).	104
Figure 9.15.	Apollo target geology and geochemistry for molybdenum (soil, rock, drill core).	105
Figure 9.16.	Apollo target geology and geochemistry for tungsten (soil, rock, drill core).	106
Figure 9.17.	Trap target geology and geochemistry for gold (soil, rock, drill core).	107
Figure 9.18.	Trap target geology and geochemistry for copper (soil, rock, drill core).	108
Figure 9.19.	Trap target geology and geochemistry for silver (soil, rock, drill core).	109
Figure 9.20.	Trap target geology and geochemistry for molybdenum (soil, rock, drill core).	110
Figure 10.1.	Location map of the historical drill collar locations and drill hole traces in the Guayabales Project.	114
Figure 10.2.	Kluane KD-1000 hydraulic drill rig drilling hole APC-094 on Drill Pad 14 on 06 March 2024.	118
Figure 10.3.	Location map of Collective Mining drill holes in Guayabales.	127
Figure 10.4.	A typical drill platform.	129
Figure 10.5.	Core logging facility in Supia (2023).	130
Figure 10.6.	Core storage facility in Supia (2025).	131
Figure 10.7.	Plan showing hole traces and significant intersections at the Apollo target.	154
Figure 10.8.	Cross section SW-NE looking northwest at the Apollo target showing significant drill intersections.	155
Figure 10.9.	Cross sections of the Apollo target showing distribution of Cu, W and Au.	155
Figure 10.10.	Cross sections of the Apollo target showing distribution of Ag, Mo and Zn.	156
Figure 10.11.	Plan of the significant drill intersections in the Plutus North and Plutus South targets.	158
Figure 10.12.	Plan of the significant drill intersections in the Trap target.	163
Figure 10.13.	Plan of the significant drill intersections in the X target.	166
Figure 11.1.	Scatter plots of CSRM low, medium and high grade for gold.	175
Figure 11.2.	Scatter plots of CSRM low, medium and high grade for silver.	176
Figure 11.3.	Scatter plots of CSRM low, medium and high grade for copper.	177
Figure 11.4.	Scatter plots of coarse and fine blanks for gold.	178
Figure 11.5.	Scatter plots of coarse and fine blanks for silver.	179
Figure 11.6.	Scatter plots of coarse and fine blanks for copper.	179
Figure 11.7.	Scatter plots of duplicates for gold.	180
Figure 11.8.	Scatter plots of duplicates for silver.	181
Figure 11.9.	Scatter plots of duplicates for copper.	181

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Abbreviations

A list of the abbreviations used in the report is provided in Table 0.1. All currency units are stated in US Dollars, unless otherwise specified. Quantities are generally expressed in the metric International System (SI) of units. The coordinate system used is WGS84.

Description	Abbreviation
Actlabs Colombia S.A.S., Activation Laboratories Ltd.	Actlabs
ALS Chemex, ALS Minerals	ALS
Argon step-heating method of radiometric dating of rocks.	Ar-Ar
Atomic absorption spectrophotometer	AAS
Average	ave
Fine blank	BKF
Coarse blank	BKG
Angular breccia	BA
Mineralised angular breccia	BAM
Crackle breccia	BC
Before Common Era	BCE
Fluidised breccia	BF
Intrusion breccia	BI
Carbonate base metal	CBM
Canadian Dollar	CDN$
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Canadian National Instrument 43-101	NI 43-101
Carbonate base metals vein	CBM
Centimetre(s)	cm
Collective Mining Ltd.	Collective Mining
Collective Mining Ltd. Sucursal Colombia	Collective Mining Colombia
Republic of Colombia	Colombia
Colombian Geological Survey (Servicio Geológico Colombiano)	SGC
Common Era	CE
Comunidad Minera Guayabales	Minera Guayabales
Concentrate	con
Corporación Minera de Colombia S.A.S.	CMC
Colombian Mines Corporation	Colombian Mines
Certified Standard Reference Materials	CSRM

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Description	Abbreviation
Combia Volcanic Province	CVP
Degree(s)	[o]
Directional core barrel	DCB
United States’ Dollar(s)	US$
Fine duplicate	DUF
Coarse duplicate	DUG
East-west	EW
End of hole	EOH
Environmental Impact Study (Estudio de Impacto Ambiental)	EIA
Environmental Management Plan (Plan de Manejo Ambiental)	PMA
Environmental, social, governance	ESG
General & administration	G&A
Gram(s)	g
Grams per metric ton	g/t
Greater than	>
Hectare(s)	ha
Institute of Hydrology, Meteorology and Environmental Studies	IDEAM
Inductively coupled plasma spectrometer	ICP
Inductively coupled plasma atomic / optical emission spectrometer	ICP-AES or ICP-OES
Inductively coupled plasma mass spectrometer	ICP-MS
Colombian Institute of Geology & Mining (Instituto Colombiano de Geología y Minería)	INGEOMINAS
Induced polarization geophysical survey	IP
International Organization for Standardization	ISO
Kilogram(s)	kg
Kilometre(s)	km
Square kilometre (s)	km2
Pound, million pounds, billion pounds	lb, Mlb, Blb
Radiometric dating method of zircons by laser ablation and ICP-MS	LA-ICP-MS
Less than	<
Lower limit of detection	LLD
Mercer Gold Corporation	Mercer Gold
Meter(s)	m
Meters above mean sea level	masl
Million metric tons	Mt
Million Troy ounces	Moz

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Description	Abbreviation
Million years ago	Ma
Millimetre(s)	mm
Minerales Provenza S.A.S.	Minerales Provenza
Mining Plan (Programa de Trabajos y Obras de Explotación)	PTO
Ministry of the Environment	MinAmbiente
Minutes	‘
Net smelter return	NSR
No significant values	NSV
Northwest	NW
Ounces (Troy)	oz
Millions of ounces (Troy)	Moz
Parts per billion	ppb
Parts per million	ppm
Percent(age)%
Plus or minus	±
Quality Assurance - Quality Control	QA-QC
Qualified Person	QP
Recovery	Rec
Standard deviation	SD
The System for Electronic Document Analysis and Retrieval Plus	SEDAR+
Système International d'Unités (International System of Units)	SI
SGS Colombia S.A., SGS Peru S.A.	SGS
Metric ton(s)	t
Metric tons per day	tpd
TSX Venture Exchange	TSX-V
Universal Transverse Mercator	UTM
Uranium-lead method of radiometric dating of minerals	U-Pb

Table 0.1. List of abbreviations.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

1	SUMMARY

1.1	Introduction

Collective Mining Ltd. (Collective Mining) requested that Dr. Stewart D. Redwood, Consulting Geologist, prepare an independent NI 43-101 technical report for the Guayabales Project in the Department of Caldas, Republic of Colombia. The purpose of the report is an update of the previous report with signature date 21 April 2023 to describe material changes.

1.2	Property Description and Location

The Guayabales Project is located at 5°30’ N, 75°36’ W, and at altitudes ranging between 1,470 m and 2,150 m.

Collective Mining’s mining rights at the Guayabales Project comprise 9 granted concession contracts for 3,127.32 ha (894.76 ha exploitation plus 2,232.56 ha exploration), and 37 concession applications for 2,704.53 ha, for a total of 5,831.85 ha. In addition, there are 196 claim applications (123.92 ha) for incomplete cells surrounding the exploitation titles. There is a single type of concession contract covering exploration, construction and mining that is valid for 30 years and can be extended for another 30 years.

Concessions LH-0017-17, 620-17, 619-17, 674-17, and HB1-08302X, acquired by Collective Mining, are currently under assignment registration procedures before the mining authority, with payments still owed to the assignors. Concessions 781-17 and DLH-14451X, including their incomplete cells, are subject to option agreements. These acquisition and option agreements require total staged payments of US$26.2 million due through 2030, of which US$11.6 million was paid up to 2025. There are exploration expenditure commitments under these agreements totalling about US$13.5 million. Collective Mining will acquire 100% of these concessions. Concessions HI8-15231 and 501712 were filed directly by Collective Mining’s subsidiaries.

Two concession applications are subject to a promise of assignment agreement in favour of Collective Mining. The remaining 35 applications were filed directly by Collective Mining’s subsidiaries.

1.3	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Guayabales Project is located 80 km south of Medellín, 75 km north of Pereira, and 50 km northwest of Manizales, within the Municipalities of Marmato, Supía, and La Merced (Department of Caldas) and the Municipality of Caramanta (Department of Antioquia).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

The Köppen climate classification for the Guayabales Project is Temperate Highland Tropical climate (Cwb).

Field work can be carried on the project out all year round.

The project is close to two international airports in Medellin and Pereira, the PanAmerican Highway, electricity and oil/natural gas grids.

The project is located in steep, forested terrain on the eastern edge of the Western Cordillera and on the western side of the Cauca River valley. The project lies within the tropical, moist forest to premontane wet forest ecological zones of the Holdridge Life Zone climatic classification system. The vegetation is tropical forest that has been partly cleared for rough pasture, with secondary forest growth.

1.4	History

Gold has been mined in the Marmato-Supia district, which includes the Guayabales Project, since ancient times. The recent history begins in 1995 when the Guayabales Miners Association started artisanal gold mining of the Encanto zone of the Guayabales Project. The project was explored for gold by three companies between 2005-2012: Colombia Gold plc in 2005, Colombian Mines Corporation (Colombian Mines) in 2006-2009, and Mercer Gold Corporation (Mercer Gold) in 2010-2012 (called Tresoro Mining Corp. from 2011). Exploration carried out was geological mapping, soil sampling, rock sampling, mapping and channel sampling of artisanal mines, and diamond drilling. In 2008, Colombian Mines drilled 17 diamond drill holes for 2,079 m in the Encanto Zone, and in 2010-2011, Mercer Gold drilled 11 diamond drill holes for 4,067 m in the Encanto Zone and to the northeast of this zone. Drilling targeted Au-Ag-polymetallic veins. Two holes intersected porphyry gold mineralisation. Exploration was inactive from 2014-2019.

1.5	Geological Setting and Mineralization

The Guayabales Project lies within the Western Cordillera of the Colombian Andes in the late Miocene Middle Cauca Gold-Copper Belt. The project occurs in the Romeral Terrane that is bounded by the Romeral Fault System on the east and the Cauca-Patia Fault System to the west, and comprises metamorphic rocks of medium to high grade, ophiolitic sequences and oceanic sediments of Late Jurassic to Early Cretaceous age. These are overlain by continental sedimentary rocks of Oligocene-Miocene age, and andesitic volcanic rocks of Late Miocene age. Gold-silver-copper mineralization in the belt is related to multiple clusters of Late Miocene porphyry intrusions of diorite to quartz diorite composition, and related breccias and veins.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

The Guayabales Project is located in the Middle Cauca Gold-Copper Belt. This belt extends for about 250 km in a north-south direction from the Buritica gold mine to La Colosa gold deposit. The gold mineralization in the belt is of intermediate sulphidation epithermal to sub-epithermal style Au-Ag-polymetallic deposits (also known as carbonate-base metal veins) and porphyry Au and Au-Cu deposits. Mineralization is related to porphyry intrusions of late Miocene age. The principal deposits in the belt are the Buritica vein Au-Ag deposit (Zijin Mining Group Co. Ltd.), the Nuevo Chaquiro porphyry Au-Cu deposit (AngloGold Ashanti), the Marmato Au-Ag deposit (Aris Gold Corporation), located 1.75 km southeast of Guayabales, and La Colosa porphyry Au deposit (AngloGold Ashanti).

Collective Mining has discovered 12 Au-Ag-Cu targets, some with Mo, Pb, Zn or WO3. The most important targets are the Apollo porphyry-breccia-vein Au-Ag-Cu-WO3 deposit and the Trap porphyry-vein Au-Ag-(Cu) deposit.

The Apollo deposit is an inverted cone shaped magmatic-hydrothermal breccia with maximum dimensions of 600 m by 400 m that has been drilled to 1,350 m vertical depth. It cross cuts early porphyry Cu-Au-Mo mineralisation, is surrounded by crackle breccias, and is cut by late Au-Ag carbonate – base metal veins. The mineralisation is zoned vertically and comprises: 1) an upper zone of Au-Ag-Cu-WO3 to 150 m depth; 2) Au-Ag-Cu to 500-600 m depth; 3) Au-Ag to 1,000 m depth; and 4) Au-Ag-Bi-Te from 1,000 m depth to >1,350 m depth.

1.6	Deposit Type

There are four deposit types in the project: porphyry Cu-Au-Mo, breccia-hosted Au-Ag-Cu, Au-Ag-polymetallic carbonate-base metal veins, and reduced intrusion-related gold system (RIRGS) Au-Ag-Cu-WO3 and Au-Ag-Bi-Te mineralization. There is also supergene oxide Au-Ag mineralisation.

1.7	Exploration

Collective Mining has carried out exploration of the Guayabales Project since 2020. The work consisted of geological mapping, rock sampling, soil sampling, relogging of historic drill core, a LIDAR survey, an airborne magnetic and radiometric survey, IP survey, gravity survey, data compilation and reinterpretation. The exploration defined 12 drill targets, of which 10 targets were tested by diamond drilling to date.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

1.8	Drilling

Collective Mining carried out two diamond drilling programmes at the Guayabales Project between September 2021 and September 2025, the effective date of this Technical Report. The programs consisted of 293 holes totalling 122,727.70 m. Ten targets were tested with the majority of the drilling at the Apollo target (69%, 196 holes for 84,648.90 m) and Trap target (13.5%), with the rest of the drilling on the Box, Knife-Towers, ME, Plutus North, Plutus South, X and Victory targets

The most significant discovery is the Apollo Au-Ag-Cu-WO3 deposit which is a hybrid porphyry – reduced intrusion related (RIRGS) stockwork deposit with an intermineral breccia and is overprinted by high grade gold-silver bearing sheeted carbonate base metal veins (CBM). The current dimensions of the Apollo deposit, based on drilling, are 600 m by 400 m across by 1,350 m vertical, and it is open in all directions. The breccia lies within stockwork mineralization.

On a grams/tonne x metres basis, hole APC104-D5 is the highest-grade intercept ever drilled at Apollo yielding 1,499 g/t gold equivalent. To date, the company has drilled 18 gold equivalent accumulation intercepts at over 1,000-grams x metres at Apollo as follows:

●	APC104_D05: 497.35 m @ 2.68 g/t Au, 20 g/t Ag, 0.05% Cu

●	APC104_D01: 534.40 m @ 2.16 g/t Au, 32 g/t Ag, 0.09% Cu

●	APC_072: 519.10 m @ 2.12 g/t Au, 36 g/t Ag, 0.10% Cu

●	APC_055: 792.25 m @ 0.88 g/t Au, 39 g/t Ag, 0.18% Cu

●	APC104_D02: 402.60 m @ 2.32 g/t Au, 43 g/t Ag, 0.14% Cu

●	APC_064: 451.40 m @ 1.48 g/t Au, 57 g/t Ag, 0.26% Cu

●	APC_035: 359.15m @ 1.84 g/t Au, 48 g/t Ag, 0.48% Cu

●	APC_060: 557.85 m @ 0.74 g/t Au, 59 g/t Ag, 0.33% Cu

●	APC_095: 513.70 m @ 1.50 g/t Au, 42 g/t Ag, 0.18% Cu

●	APC088_D02: 548.90 m @ 1.33 g/t Au, 31 g/t Ag, 0.12% Cu

●	APC_122: 397.50 m @ 1.20 g/t Au, 60 g/t Ag, 0.33% Cu

●	APC_093: 560.05 m @ 1.18 g/t Au,34 g/t Ag, 0.33% Cu

●	APC_053: 329.75 m @ 2.30 g/t Au, 42 g/t Ag, 0.16% Cu

●	APC099_D05: 517.35 m @ 1.84 g/t Au, 10 g/t Ag, 0.03% Cu

●	APC_049: 847.25 m @ 0.64 g/t Au, 16 g/t Ag, 0.14% Cu

●	APC_065: 503.25 m @ 1.55 g/t Au, 23 g/t Ag, 0.10% Cu

●	APC_031: 384.70 m @ 1.17 g/t Au, 43 g/t Ag, 0.37% Cu

●	APC_063: 593.65 m @ 1.46 g/t Au, 15 g/t Ag, 0.03% Cu

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Specifics zones of Apollo Target are:

Shallow Tungsten Zone

●	APC_115: 124.00 m @ 0.55 g/t Au, 86 g/t Ag, 0.63% Cu, 0.16% WO3 from surface

●	APC_129: 95.85 m @ 0.76 g/t Au, 55 g/t Ag, 0.52% Cu, 0.15% WO3 from 30.80 m

●	APC_125: 442.35 m @ 1.18 g/t Au, 43 g/t Ag, 0.21% Cu, 0.05% WO3 from surface

●	APC_134: 183.70 m @ 0.86 g/t Au, 44 g/t Ag, 0.83% Cu, 0.14% WO3 from 37.30 m

High-Grade Zones:

●	APC104_D01: 150.55 m @ 4.71 g/t Au, 87 g/t Ag, 0.22% Cu

●	APC104_D02: 181.35 m @ 4.00 g/t Au, 80 g/t Ag, 0.28% Cu

●	APC104_D05: 106.35 m @ 8.12 g/t Au, 57 g/t Ag, 0.12% Cu

Ramp Zone:

●	APC099_D05: 57.65 m @ 7.83 g/t Au, 33 g/t Ag

●	APC103_D02: 51.95 m @ 8.21 g/t Au, 30 g/t Ag

●	APC105_D01: 75.80 m @ 8.06 g/t Au, 15 g/t Ag

Results from other targets include:

Plutus North target

●	PNC_002: 185.80 m @ 0.59 g/t Au, 13 g/t Ag, 0.02% Cu.

●	PNC_002: 136.45 m @ 0.97 g/t Au, 20 g/t Ag, 0.04% Cu.

●	PNC_005: 304.60 m @ 0.58 g/t Au, 9 g/t Ag, 0.03% Cu.

●	PNC_007: 194.05 m @ 0.18 g/t Au, 4 g/t Ag, 0.07% Cu.

Plutus South target

●	PSC_001: 328.05 m @ 0.19 g/t Au, 5 g/t Ag, 0.05% Cu.

●	PSC_002: 199.60 m @ 0.19 g/t Au, 5 g/t Ag, 0.06% Cu.

●	PSC_004: 131.55 m @ 0.19 g/t Au, 32 g/t Ag, 0.06% Cu.

●	PSC_008: 160.40 m @ 0.17 g/t Au, 10 g/t Ag, 0.06% Cu.

Box Target

●	BOXC_007: 33.30 m @ 0.91 g/t Au, 50 g/t Ag, 0.10% Zn, 0.02% Pb, 0.01% Cu.

●	BOXC_008: 34.95 m @ 0.72 g/t Au, 16 g/t Ag, 0.05% Zn, 0.04% Pb, 0.03% Cu.

●	BOXC_010: 55.00 m @ 0.45 g/t Au, 59 g/t Ag, 0.23% Zn, 0.04% Pb, 0.01% Cu.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Trap target

●	TRC_002: 646.00 m @ 0.71 g/t Au, 6 g/t Ag, 0.02% Cu.

●	TRC_006: 206.95 m @ 0.90 g/t Au, 5 g/t Ag.

●	TRC_007A: 632.25 m @ 0.92 g/t Au, 9 g/t Ag.

●	TRC_011: 174.45 m @ 0.89 g/t Au, 11 g/t Ag.

●	TRC_014: 30.00 m @ 3.10 g/t Au, 149 g/t Ag, 0.05% Cu.

●	TRC_030: 200.85 m @ 1.01 g/t Au, 5 g/t Ag, 0.04% Cu.

ME Target

●	APC_081: 111.25 m @ 0.83 g/t Au, 10 g/t Ag, 0.03% Cu.

●	APC_083: 55.40 m @ 0.98 g/t Au, 14 g/t Ag, 0.02% Cu.

●	MEC_002: 0.65 m @ 534.00 g/t Au, 40 g/t Ag.

●	MEC_002: 0.90 m @ 47.20 g/t Au, 8 g/t Ag.

X Target

●	XTC_001: 12.85 m @ 1.82 g/t Au, 361 g/t Ag.

●	XTC_001: 18.65 m @ 0.72 g/t Au, 59 g/t Ag.

●	XTC_002: 1.10 m @ 1.22 g/t Au, 426 g/t Ag.

1.9	Mineral Processing and Metallurgical Testing

Collective Mining’s metallurgical test work at the Apollo system from 2022 to 2024 shows excellent Au, Ag, Cu and WO3 recoveries using conventional processing. Cyanide leach Au recoveries reach up to 97.57% with Ag in the range 50% to 60%. Flotation produced concentrates with recoveries up to 95.3% Cu, 79.4% Au and 83.6% Ag. Flotation optimization testing on concentrate showed substantial improvements in overall metal recovery, with Au recovery of 89.4% and Ag recovery of 85.2%, while maintaining Cu recovery at 94%. Tungsten gravity recovery was up to 74%. Test work highlights simple metallurgy and high recoveries based on multiple tests carried out on samples representative of the Apollo mineralisation, supporting robust processing assumptions. Ongoing studies aim to build a comprehensive geometallurgical model to guide further process optimization.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

1.10	Mineral Resource Estimates

There are no mineral resource estimates for the Guayabales Project that were prepared in accordance with the current CIM standards and definitions required by the Canadian NI 43-101 “Standards for Disclosure of Mining Projects”. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

1.11	Interpretation and Conclusions

The Guayabales Project is located in the Middle Cauca Gold-Copper Belt on the eastern side of the Western Cordillera of Colombia. This metallogenic belt of Late Miocene age is highly prospective for porphyry gold-copper, breccia gold-copper and auriferous polymetallic vein deposits. The Apollo discovery is located 1.75 km northwest of the historic Marmato gold-silver mine, where a major underground expansion is under development to exploit the Lower Mine.

The Guayabales Project lies within the Romeral terrane that is bounded by the Romeral fault system to the east and the Cauca-Patia fault system to the west, and comprises metamorphic rocks of medium to high grade, ophiolitic sequences and oceanic sediments of Late Jurassic to Early Cretaceous age. Gold-silver-copper mineralization in the belt is related to multiple clusters of Late Miocene porphyry intrusions of diorite to quartz diorite composition, breccias and veins.

The Guayabales Project is located in a historic, active gold mining district within an area with good infrastructure including a major highway, abundant water, power grids and nearby rail and airport facilities.

Exploration by Collective Mining at the Guayabales Project has identified 12 targets for Au, Ag, Zn, Pb, Cu, Mo and WO3 in porphyry, reduced intrusion related, breccia and high grade veins. Ten of these have been tested by drilling with the discovery of a significant mineral deposit at the Apollo target which has the dimensions and grades to be a potentially major deposit. The results justify additional drilling program to define the extent and grade of the system and make a Mineral Resource estimate.

Metallurgical test work of samples from Apollo shows high recoveries for Au and moderate recoveries for Ag by cyanide leach, bottle roll tests of both oxides and sulphides, high recoveries of Cu, Ag and Au by flotation, and high recoveries of WO3 by gravimetry. These demonstrate the project’s amenability to conventional processing methods.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Collective Mining has also made three other discoveries of long drill intersections of Au, Ag and/or Cu at the Plutus North breccia, Plutus South and Trap porphyry-vein targets. The amount of drilling at these targets is much less than at Apollo, and further drilling is required to define the extent, geometry and grades. Finally, there are 8 other targets that have very little drilling or have not been drilled yet and require further exploration and drilling.

The QP concludes that the Guayabales Project is a discovery-stage project for porphyry, reduced intrusion related, breccia and vein-hosted Au and Ag mineralisation with Cu, Zn, Pb, Mo and WO3. The exploration programmes carried out by Collective Mining are well planned and well executed and supply sufficient information to plan further exploration. Sampling, sample preparation, assaying and analyses were carried out in accordance with best current industry standard practices and are suitable to plan further exploration. Sampling, assaying and analyses include quality assurance and quality control procedures. There are no known significant risks or uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information.

1.12	Recommendations

The QP recommends a two-stage, two-year exploration programme for the Guayabales Project.

The objective of Stage I is to define a mineral resource estimate and carry out a preliminary economic assessment (PEA) of the Apollo target. This will require 65,000 m of additional diamond drilling including deep drilling of the Ramp Zone. It is also recommended to carry out exploration of other targets to generate additional drill targets and 10,000 m of drilling on other targets is budgeted. Drilling is on-going since the cut-off date of the present report. The estimated time for Stage I is about 13 months until the end of 2026 and the estimated budget is US$28,250,000 (Table 1.1).

The objective of Stage II is to carry out a pre-feasibility study (PFS) of the Apollo target. This will require an estimated 110,000 m of additional diamond drilling to convert inferred resources to measured and indicated resources. The PFS requires metallurgical test work, geotechnical studies, environmental baseline studies, and engineering studies for mining, process design, tailings, and other aspects. It is also recommended to continue exploration of other targets to generate drill targets and carry out 10,000 m of drilling. The estimated time for Stage II is 12 months until the end of 2027 and the estimated budget is US$52,100,000 (Table 1.1).

The Stage II programme is conditional on a positive outcome of the Stage I programme The total estimated time for both stages is about 2 years until the end of 2027 and the total estimated budget is US$80,350,000 (Table 1.1).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Table 1.1. Estimated budget for the recommended exploration programmes for the Guayabales Project.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

2	INTRODUCTION

2.1	Purpose of Report

Collective Mining Ltd. (Collective Mining) requested that Dr. Stewart D. Redwood, Consulting Geologist, prepare an updated, independent NI 43-101 Technical Report for the Guayabales Project in the Department of Caldas, Republic of Colombia. The purpose of the report is an update of the previous report dated 23 April 2023 to describe changes to a material mineral property.

2.2	Terms of Reference

The terms of reference were to prepare a Technical Report as defined in Canadian Securities Administrators’ National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (Technical Report) and Companion Policy 43-101CP for the Guayabales Project.

2.3	The Issuer

Collective Mining Ltd. (Collective Mining) is a company registered in Ontario which trades on the TSX and NYSE exchanges under the symbol CNL. It carries out business through a holding company in Bermuda called Collective Mining Limited, a Colombian branch called Collective Mining Limited Sucursal Colombia (Collective Mining Colombia), and two wholly-owned Colombian subsidiaries called Minerales Provenza S.A.S. (Minerales Provenza) and Minera Campana S.A.S.. It also has a holding company in the USA called Collective Mining (USA) Inc. (Figure 2.1).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 2.1 The corporate structure of Collective Mining.

2.4	Sources of Information

The main sources of information for the project are the project database, unpublished historical and Collective Mining company reports, and historical NI 43-101 technical reports, press releases, financial reports and other documents filed on SEDAR+. The reports that were consulted, as well as other technical reports, published government reports and scientific papers, are listed in Section 27 of this report. The author considers that he has seen all of the relevant information that exists for the project. The cut-off date for the database is 15 September 2025.

Six previous NI 43-101 technical reports were written for the project:

1.	Thompson (2007) for Colombian Mines Corporation;

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

2.	Turner (2010) for Uranium International Corporation (later Mercer Gold Corporation);

3.	Turner (2011) for Mercer Gold Corporation. This report was not filed on SEDAR and appears to have been private. A copy has not been located but it is quoted extensively in the next technical report by Leroux (2012).

4.	Leroux (2012) for Tresoro Mining Corp.;

5.	Redwood (2021) for Collective Mining;

6.	Redwood (2023) for Collective Mining.

2.5	Current Personal Inspection

The author made a current personal inspection of the Guayabales Project and the company’s field office and core logging and storage facility in Supia on 9 to 14 March 2025. Previous site visits were made on 24-25 October 2020 and 12-15 January 2023. The site visits are described in Section 12.

3	RELIANCE ON OTHER EXPERTS

For Sections 4.2 to 4.10, the QP has relied on information supplied by Omar Ossma, President of Collective Mining, and by Natalia Hernandez, Legal Manager & Human Resources Manager of Collective Mining, in a report titled “Entorno Legal Proyecto Guayabales” (“Legal Framework Guayabales Project”) dated 24 September 2025.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

4	PROPERTY DESCRIPTION AND LOCATION

4.1	Property Location

The Guayabales Property is located 80 km south of Medellin, 75 km north of Pereira and 50 km north-northwest of Manizales. Politically, the property is located in the Municipalities of Marmato, Supia and La Merced, Department of Caldas, and the Municipality of Caramanta, Department of Antioquia, at approximately 5°30’N, 75°36’W and an altitude of between 1,470 to 2,150 masl (Figure 4.1).

Figure 4.1 Location map of the Guayabales Project.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

4.2	Legal Framework

All mineral resources in Colombia belong to the state and can be explored and exploited by means of concession contracts granted by the state. The mining authority is the National Mining Agency (Agencia Nacional Minería or ANM). The Ministry of Mines and Energy is in charge of setting and overseeing the Government´s national mining policies. Mining is governed by the Mining Law 685 of 2001 and subsequent decrees and resolutions, except for mining titles granted before that law, which are grandfathered by the law in place at the time of their granting (most commonly Decree 2655, 1988). Certain minor amendments to the law have been enacted by means of Laws 1450 of 2011, 1753 of 2015, 1955 of 2019, and 2224 of 2023. Under the Mining Law 685 of 2001, there is a single type of concession contract covering exploration, construction and mining that is valid for 30 years and can be extended for another 30 years.

Concession contract areas are defined on a map with reference to a starting point (punto arcifinio) with distances and bearings, or map coordinates. Older concession contract areas are irregular polygons that are defined in the contractual agreement, while newer ones are formed of square cells of 1.24 ha area (about 352 m by 352 m) each oriented north-south.

The application process for concession contracts is entirely online as follows:

1.	Purchase a PIN number (one per concession application). Each PIN costs one minimum salary which is currently Colombian pesos (COP) 1,430,000.00 (about US$335) plus sales tax.

2.	Submit the application on the internet at the ANM website ANNA Mineria www.annamineria.anm.gov.co/sigm/externalLogin.

3.	Upload pdf copies of the annexes to the application. These comprise legal, economic and technical documents including demonstration of the economic capacity of the applicant and the exploration proposal for the requested area. As per a State Council Court ruling issued on 4 August, 2022, the applicant must also provide a certification from the relevant environmental authority which reports whether the project overlaps with certain types of environmentally protected or sensitive ecosystems, and whether the said ecosystems are identified within the mining cadaster, and finally whether mining activities are permitted or not within the said environmental areas.

4.	A Technical Study is carried out by ANM to determine whether there is any overlap with other contracts or applications. The applicant is notified of the “free areas.” The full area of the application may not be granted in its entirety if there is overlap with existing mining rights.

5.	A legal and financial study is made by ANM.

6.	A consultation process is held with the mayor of the municipality in which the application is located.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

7.	A public hearing is held to inform the neighbouring communities.

8.	The contract is prepared and signed.

9.	The contract is inscribed in the National Mining Registry (Registro Minero Nacional, RMN). The contract comes into effect on the date of registration.

A surface tax (canon superficial) is paid annually in advance during the exploration and construction phases of mining concession contracts. This payment is due when the concession contract is registered in the National Mining Registry (RMN). The amount of the surface tax varies depending on the size and phase of the concession contract and ranges between half a daily minimum wage per hectare (approximately US$5.50) and three daily minimum wages per hectare (approximately US$16.50).

In 2025, the daily minimum wage in Colombia is COP $47,450. Therefore, the surface tax per hectare for 2025 is calculated as follows:

●	Minimum: 0.5 × COP $47,450 = COP $23,725 per hectare per year (≈ US$5.50)

●	Maximum: 3 × COP $47,450 = COP $142,350 per hectare per year (≈ US$16.50)

Only exploration activities involving underground methods (i.e. drilling) require a mining title. Superficial exploration activities or prospecting can be carried out freely and do not require a mining title.

The concession contract has three phases:

1.	Exploration Phase:

●	Starts once the contract is registered in the National Mining Registry.

●	Valid for 3 years plus up to 4 extensions of 2 years each, for a maximum of 11 years.

●	Annual surface tax payments are required.

●	Requires an annual Environmental Mining Insurance Policy for 5% of the value of the planned exploration expenditure for the year.

●	No environmental licensing is required during this phase, other than specific permits and concessions required for the use of natural renewable resources, such as water rights, dumping rights, and forestry rights, amongst others. In addition, explorers must file a follow up document known as Mining Environmental Guidelines (Guias Minero Ambientales), which explains the explorer´s proposed environmental management activities during exploration. This document does not require approval by the environmental authority

●	At the end of the exploration phase, the explorer must file a Mining Plan (Programa de Trabajos y Obras de Explotación or PTO) with the mining authority and an Environmental Impact Study (Estudio de Impacto Ambiental or EIA) with the environmental authority in order to start construction and exploitation activities.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

2.	Construction Phase:

●	May only be initiated once the PTO and EIA have been approved and an environmental license has been issued.

●	Valid for 3 years, plus a single 1-year extension.

●	Annual surface tax payments continue.

●	Requires an annual Environmental Mining Insurance Policy for 5% of the value of the planned investment as defined in the PTO for the year.

3.	Exploitation Phase:

●	Valid for the remaining time of the concession (deducting elapsed exploration and construction time) which may be renewed for 30 years.

●	An annual Environmental Mining Insurance Policy is required equivalent to 10% of the estimated production in the PTO.

●	No annual surface taxes.

●	Pay a royalty based on the regulations in force at the time of granting of the Contract.

4.3	Mining Property Rights

Collective Mining’s mining rights at the Guayabales Project (Figure 4.2) comprise 9 granted concessions for 3,127.32 ha (894.76 ha exploitation plus 2,232.56 ha exploration) (Table 4.1) and 37 concession applications for 2,704.53 ha (Table 4.2), for a total of 5,831.85 ha.

Additionally, 196 claim applications (123.92 ha) have been made for incomplete cells that surround to of the exploitation titles. These “incomplete cells” are gaps between claims that are smaller than the standard cell size created when converting irregular legacy claims to the current grid-based system of square cells measuring 1.24 ha (about 352 m by 352 m) and oriented north-south. Importantly, incomplete cells cannot be staked by any third party and can only belong to a mineral title holder abutting an incomplete cell, which in this instance is the company or its affiliates, on all sides. Furthermore, the mining title owners of the Guayabales license, for which Collective Mining accelerated its option agreement to own an undivided 100% interest in June 2025 (see Item 4.4), requested in 2022 that the Colombian authorities integrate the incomplete cells abutting its mining title into the title. The authorities responded in writing, confirming that the incomplete cells will be incorporated into the title once the Colombian mining cadaster’s software is updated to support such integration.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

The location of a mining title is defined by the coordinates of its corners, as described in each of the mining concession agreements executed with the mining authority. There is no legal requirement to mark the corners by monuments in the field or have the corners officially surveyed, and the corners have not been surveyed.

Figure 4.2. Plan of Guayabales Property mining rights showing concession contracts in red fill and concession applications in red outline.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

No,	Name	Number	Type	Owner	Date of Registration	Date of Expiry	Area (ha)
1	Guayabales	LH0071-17	Exploitation	Asociacion de Mineros Guayabales	28/03/2008	27/03/2038	247.87
2	The Box	781-17	Exploitation	Sandra Liliana Saldarriaga Escobar, Margarita Maria Saldarriaga Escobar, Monica Paola Saldarriaga Escobar	16/05/2006	15/05/2037	165.11
3	Guayabales	HI8-15231	Exploration	Collective Mining Limited Sucursal Colombia	11/10/2021	11/10/2051	1710.00
4	Guayabales	501712	Exploration	Minerales Provenza SAS	25/10/2021	24/10/2051	288.18
5	Guayabales	HB1-08302X	Exploration	Teresita Agudelo Correa	3/11/2021	2/11/2051	12.26
6	Guayabales	674-17	Exploration	Luis Fernando García	20/10/2021	20/10/2051	77.23
7	Guayabales	619-17	Exploration	Luis Fernando García	20/10/2021	20/10/2051	109.11
8	Guayabales	620-17	Exploitation	Luis Fernando García	23/09/2004	22/09/2033	481.88
9	Guayabales	DLH-14451X	Exploration	Luis Fernando García	20/10/2021	19/10/2051	35.55
Total							3,127.32

Table 4.1 List of the mining rights with title of the Guayabales Project.

Ownership: Collective Mining (3, 4), assignment requested to Collective Mining (1, 5, 6, 7, 8), subject to option agreement in favour of Collective Mining (2, 9).

Concession Applications for the Guayabales Project
No.	Number	Type	Owner	Date of Applications	Area (ha)
1	501711	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	7/05/2021	128.73
2	501714	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	7/05/2021	578.70
3	501716	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	7/05/2021	73.55
4	501718	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	7/05/2021	36.77
5	501726	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	7/05/2021	58.84
6	502173	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	23/07/2021	2.45
7	502174	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	23/07/2021	1.23
8	502619	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	17/09/2021	66.20
9	503238	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	14/10/2021	41.68
10	503239	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	14/10/2021	15.94
11	CAG-141X	EXPLORATION	MINEROS SA	13/10/2021	23.29
12	503720	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	9/12/2021	19.62
13	503718	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	9/12/2021	1.23

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Concession Applications for the Guayabales Project
No.	Number	Type	Owner	Date of Applications	Area (ha)
14	503793	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	16/12/2021	52.71
15	503879	EXPLORATION	(74025) MINERALES PROVENZA SAS	24/12/2021	24.52
16	503882	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	24/12/2021	22.06
17	503899	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	27/12/2021	52.72
18	503911	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	28/12/2021	2.45
19	503912	EXPLORATION	(74025) MINERALES PROVENZA SAS	28/12/2021	23.29
20	503983	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	30/12/2021	549.18
21	504941	EXPLORATION	(74025) MINERALES PROVENZA SAS	22/03/2022	19.62
22	505577	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	13/04/2022	53.95
23	508707	EXPLORATION	(74025) MINERALES PROVENZA SAS	27/11/2023	4.90
24	508750	EXPLORATION	(74025) MINERALES PROVENZA SAS	5/12/2023	2.45
25	508751	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	5/12/2023	1.23
26	509008	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	22/02/2024	2.45
27	509135	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	8/04/2024	1.23
28	509188	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	12/04/2024	18.39
29	509506	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	3/07/2024	1.23
30	510319	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	4/12/2024	1.23
31	510320	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	4/12/2024	1.23
32	510534	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	11/02/2025	405.83
33	510733	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	14/03/2025	93.18
34	511063	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	28/05/2025	236.64
35	511435	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	4/08/2025	17.16
36	511645	EXPLORATION	(76966) COLLECTIVE MINING LIMITED SUCURSAL COLOMBIA	12/09/2025	34.33
37	509976	EXPLORATION	(12725) LUIS FERNANDO GARCIA GARCIA	25/09/2024	34.33
TOTAL					2704.53

Table 4.2. List of concession applications of the Guayabales Project.

4.4	Mining Property Acquisition Agreements

Concessions LH-0071-17, 620-17, 674-17, 619-17, and HB1-08302X were acquired by Collective Mining between July and September 2025 and grant it full mining-title rights and corresponding investment obligations. Concessions 781-17 and DLH-14451X are subject to agreements granting Collective Mining Colombia the right to carry out exploration activities on behalf of the holders, with defined exploration-investment commitments and a future right to acquire ownership.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

These acquisition and option agreements require total staged payments of US$26.2 million, due through 2030, as shown in Table 4.3. Between 2020 and September 2025, Collective Mining has paid US$11.6 million, and is up to date on all contractual obligations.

Year	Amount (US$)	Payments made (US$)
2020	350,000	350,000
2021	800,000	800,000
2022	1,100,000	1,100,000
2023	750,000	750,000
2024	666,667	666,667
2025	10,313,889	9,725,000
2026	3,095,378
2027	2,506,389
2028	2,093,889
2029	3,880,000
2030	3,630,000

Table 4.3 Yearly payments resulting from mining title option agreements.

Total exploration expenditure commitments under these agreements amount to approximately US$13.5 million over their term. As a result of these payments, Collective Mining Colombia will have the right to acquire 100% ownership of the relevant tenements. During execution, the titleholders may continue existing operations within the concession areas, which must cease once Collective Mining Colombia completes the payments.

Concession application CAG-141X, filed by Mineros S.A., is subject to a promise-to-assign agreement in favour of Collective Mining, conditional on the title being granted, with a pending payment of US$ 25,000 upon issuance and transfer of the title.

4.5	Royalties

Royalties payable to the State are 4% of the gross value at the mine mouth for gold and silver, and 5% for copper (Law 141 of 1994, amended by Law 756 of 2002). For royalty purposes, gold and silver prices are determined by the government and usually set at 80 % of the average London PM Fix price for the previous month.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

4.6	Legal Access and Surface Rights

Granting a mining concession does not include surface access rights; landowner or community consent is required.

Collective Mining holds surface rights over 19 properties within the Guayabales Project, covering 282.82 ha. The company also holds access rights to properties owned by the holders of concessions LH0071-17 and 781-17, though not all surface rights have yet been acquired. Under the option contracts, the holders must grant access to their lands within the concession areas.

In addition, Collective Mining has entered into easement agreements with several landowners in the Guayabales Project. Currently, it holds easement rights over 18 land lots, enabling exploration activities, including:

●	12 lots used for 20 drilling platforms;

●	2 lots for water-intake access at Arquía and Guayabales (the latter under the option agreement with the Guayabales Miners Association); and

●	4 lots for hoses, pumps, and storage tanks associated with the Arquía and Guayabales water lines.

Most agreements are 12-month terms with payment of a fee.

4.7	Water Rights

A Superficial Water Concession is required if water is to be taken from creeks or underground sources for drilling. The company has three Superficial Water Concessions approved (Table 4.4). Water rights may take from 6 to 9 months to obtain. If needed, water can be purchased in bulk and trucked in tanks to the drilling areas.

Water Permit Name	Status	Number	Date Granted
Agua Clara	Approved	Resolution No. 2022-0122	January 2022
Arquía	Approved	Resolution No. 2023-2053	December 2023
Mina Guayabales y Quebrada San Jorge	Approved	Resolution No. 2023-1288	August 2023

Table 4.4. List of Superficial Water Concessions and applications for the Guayabales Project.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

4.8	Environmental Liabilities

The Guayabales Project has artisanal mining in four areas. Under Colombian law, existent artisanal mining will not be an environmental liability for Collective Mining. As good sustainability practice, the company has approached the local miners to evaluate joint opportunities and to evaluate the potential of the areas for exploration. The company has carried out environmental baseline studies to determine existing liabilities in the area and continues to do so as it identifies local miners.

4.9	National Parks and Reserves

There are no national parks, reserves or other areas that exclude mining covering the Guayabales Project area.

4.10	Indigenous Reserves and Communities

Within the Municipality of Supía, there are three Indigenous reserves (resguardo indígena in Spanish), called the Cañamomo - Loma Prieta Reserve, the La Trina Reserve, and the Cartama Reserve. There is also one Indigenous community (parcialidad indígena in Spanish), called Cauromá, where the people live according to indigenous laws and customs but they do not own the territory. In the Municipality of Marmato, there is an indigenous community called Cartama. All of these belong to the Embera Chami indigenous group. The Cauroma and Cartama indigenous communities overlap with parts of Collective Mining's mining rights, but not with the areas of current interest for exploration.

Exploration is permitted by law in both the reserves and the communities and, in practice, would require an agreement with the relevant indigenous communities. In principle, prior consultation would not be necessary for the granting of the environmental license for the exploitation phase of this project, as there is no overlap of mining titles with indigenous reserves. However, prior consultation may be necessary depending on the level of direct or indirect impact that a project may have on a neighbouring reserve or community.

4.11	Other

The QP is not aware of any other significant factors and risks that may affect access, title or the right or ability to perform work on the property.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Accessibility

The Guayabales Project is located close to several major cities. It is 80 km S of Medellin (population 2.5 million), the capital of the Department of Antioquia and the second largest city in Colombia, 50 km NNW of Manizales (population 434,400), the capital of the Department of Caldas, 75 km N of Pereira (population 477,000), the capital of the Department of Risaralda, and about 190 km WNW of Bogotá (population 7.4 million), the capital of the Republic of Colombia.

Access to the field office and core logging and storage facility in the town of Supía (population about 26,000) is by paved highways from Medellin (141 to 172 km depending on the route), Manizales (81 km) and Pereira (98 to 122 km) (Table 5.1, Figure 5.1. Supía is 5 km SW of the Guayabales Project with access by a secondary paved road and by local, unsurfaced roads (12 km).

From	To	Route	Distance (km)
Medellín	Bolombolo	Route 60 (tolls)	76
Bolombolo	La Pintada	Route 25B	35
La Pintada	Supía	Route 25 (tolls)	61
Total			172

Medellin	La Pintada	Route 25 (tolls)	79
La Pintada	Supía	Route 25 (tolls)	61
Total			141

Medellín	Camilocé	Route 60 (tolls)	38
Camilocé	Puente Iglesias	Municipal road	42
Puente Iglesias	La Pintada	Route 25B (tolls)	18
La Pintada	Supía	Route 25 (tolls)	61
Total			159

Manizales	Supía	Route 50 (tolls)	81

Pereira	Supía	Routes 29 and 50 (tolls)	98

Pereira	Q. La Tesalia Viterbo	Route 29RS and 25 (tolls)	55
Q. La Tesalia	Fortunato Gaviria Bridge	Pacific 3 Highway (tolls)	23
Fortunato Gaviria Bridge	Supía	Route 29 and 25 (tolls)	44
Total			122

Supía	Mediacaral	Secondary road to Caramanta, surfaced 35%	15
Mediacaral	Guayabales	Local road, unsurfaced	0.7
Total			12

Supía	La Felisa	Route 2508	13
La Felisa	Marmato access	Route 25	13
Marmato access	Guayabales	Secondary road to Marmato, surfaced 50%	18
Total			44

Table 5.1 The principal access routes from Medellin, Manizales and Pereira to Supía, and from Supía to the Guayabales Project.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

400000
450000
500000
700000
650000
600000
550000
Caramanta
Guayabales
Marmato
Supía
Cauca River
La Felisa
5Km
Medellín
ANTIOQUIA
60
Camilocé
Bolombolo
Municipal Road
25B
25
Puente Iglesias
La Pintada
CHOCÓ
Guayabales
Marmato
Supía
25B
La Felisa
CALDAS
RISARALDA
29
50
Manizales
25
Chinchiná
La Virginia
Cauca River
29
Pereira
29RS
TOLIMA
VALLE DEL CAUCA
QUINDÍO
Legend
Cauca River
National Roads
Local Roads
Route
Departments
Property
Main towns
Main Municipalities
WGS84_UTM_Zone_18N
40km
Source: Collective Mining Ltd.
Date: September 2025

Figure 5.1 Location and access map of the Guayabales Project. Inset shows enlargement of the Guayabales Project with the mining rights and local roads.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

5.2	Climate

The Köppen climate classification for the Guayabales Project is Temperate Highland Tropical climate with dry winters (Cwb) and average monthly temperatures below 22°C with at least 4 months greater than 10°C.

Field work can be carried on the project out all year round.

There are no hydrometeorological stations in the project area so a station survey of IDEAM (Institute of Hydrology, Meteorology and Environmental Studies) was carried out to locate the nearest stations based on proximity, minimum data record of 10 years, and good data representativity (Table 5.2, Figure 5.2). Collective Mining installed a weather station, MET 1, at Apollo in December 2023.

ID	Name	Category	Status	Variable	Scale	Altitude (m.a.s.l.)	Distance from Project (km)
26180190	Aguadas [26180190]	PM	Active	Precipitation	Daily	2,180	21.76
26170180	Caramanta [26170180]	PM	Active	Precipitation	Daily	2,112	6.26
26160160	María La [26160160]	PM	Active	Precipitation	Daily	645	11.08
26160090	Pacora Plaza Feria [26160090]	PM	Active	Precipitation	Daily	1,821	18.30
26170170	Pradera La [26170170]	PM	Suspended	Precipitation	Daily	1,950	6.72
26170290	Riosucio [26170290]	PM	Active	Precipitation	Daily	1,946	14.71
26177010	Puente Carretera [26177010]	LM	Active	Water flow	Daily	1,192	6.15

Table 5.2 General data on the nearest hydrometeorological stations to the project (source IDEAM).

Category: PM pluviometric, LM limnimetric.

Figure 5.2 Location of selected hydrometeorological stations to the Guayabales Project.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

The average annual precipitation for the area of interest varies between 2,437.4 mm and 2,827.0 mm (Figure 5.3), with the latter being the most representative value as it is associated with the Caramanta station which is closest to the project area.

Figure 5.3 Average annual rainfall in the project area (IDEAM).

The area is characterized by a bimodal rainfall cycle (Figure 5.4), with a first dry season between December and February and a second dry season between June and August, with minimum values of about 110.3 mm. There is a wet season between April and May, and a slightly more intense second wet season between October and November with average maximum values of 381.3 mm. This pattern is confirmed in the annual cycle of standardized precipitation anomalies (Figure 5.4).

Figure 5.4 (a) Annual precipitation cycle and (b) standardized annual precipitation cycle (IDEAM).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

There are no IDEAM temperature records for the area of interest, so satellite data from the WorldClim and Chelsa climatological databases were used. The annual cycle of average temperature in the area of interest (Figure 5.5) varies between 17.4°C in October and 19.2°C in March. There is a seasonal pattern with higher average temperatures between February and May, and a decrease during the second half of the year, particularly in July and October.

Figure 5.5 Annual cycle of average temperature.

The flow regime in the area shows a bimodal pattern (Figure 5.6 and Table 5.3), characterized by two predominantly dry seasons (January–March and July–September) and two wet seasons (April–June and October–December). In relation to precipitation, there is approximately a one-month lag in the flow response starting in July. While precipitation peaks in October, the corresponding increase in flow is observed in November, suggesting a delayed hydrological response to rainfall events.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 5.6 Annual Flow cycle (IDEAM).

Data from	Puente Carretera Station
N° of records	11.732
Average (m3/s)	8.18
Min. Flow (m3/s)	0.20
Q25% (m3/s)	3.80
Q50% (m3/s)	6.04
Q75% (m3/s)	10.12
Max. Flow (m3/s)	124.00

Table 5.3 Summary of maximum, minimum and percentile values of water flow for Puente Carretera station (IDEAM).

The MET I station, owned by the Collective Mining, has collected limited data so far (Table 5.4, Table 5.5). During 2024, precipitation reached maximum values of 98.9 mm in August and 75.5 mm in November, while in 2025 it peaked at 54.5 mm in March. The average temperature in December 2023 was 18.4 °C, a value similar to that estimated by WorldClim (18.5 °C). Relative humidity ranged between 69.4% and 92.5%, indicating high atmospheric variability. Atmospheric pressure fluctuated between 595.0 and 601.6 mm Hg, showing no clear trend. Solar radiation reached a maximum of 556.3 W/m², typical of midday hours. Finally, wind mainly came from the southeast, with speeds ranging from 0.2 to 2.7 m/s with gusts exceeding 4.0 m/s.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Name	Category	Status	Altitude (m.a.s.l.)	National Origin Coordinates
				Easting (m)	Northing (m)
MET I	Climatological	Active	2,047	4,710,024.602	2,165,740.300

Table 5.4 General information of MET I.

Variable	Scale	Start Date	End Date	Duration (years)

Precipitation	Hourly	1/12/2023	30/09/2025	1.5
Temperature	Hourly	1/12/2023	31/12/2023	0.1
Relative Humidity	Hourly	1/12/2023	31/12/2023	0.1
Atmospheric Pressure	Hourly	1/12/2023	31/12/2023	0.1
Solar Radiation	Hourly	1/12/2023	31/12/2023	0.1
Wind Speed	Hourly	1/12/2023	31/12/2023	0.1
Wind Direction	Hourly	1/12/2023	31/12/2023	0.1

Table 5.5 General information of MET I variables.

The real evapotranspiration (RET) values vary from 608.98 mm to 762.35 mm. A general trend of increasing temperature values is observed from southwest to northeast.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 5.7 Average annual real evapotranspiration (RET) for the project area (IDEAM).

5.3	Hydrology

Collective Mining has installed 13 piezometers at depths of 24 to 150 m in different geological units including diorite, quartz diorite, breccias, schists, and saprolite. Overall, there is high variability in hydraulic parameters, influenced by the heterogeneity of geological formations and depth differences among piezometers. A concentration of flow is observed towards lower elevation areas, with a general W to E flow trend and local trends directing flow toward main streams such as Chaurquía, San Jorge, and La Llorona, which in turn direct water toward the Cauca River.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Piezometer	Date	Captured unit	Depth (m)	Hydraulic parameters
				K (m/day)	T (m²/day)
PZC-001	2023	Mineralized angular breccias (surface) and hydrothermal breccias (at depth)	105	0.04	2.47
PZC-002	2023	Diorite / Quartz diorite	136	0.02	1.46
PZC-003	2023	Diorite and angular breccias	130	N/A	N/A
PZC-004	2023	Diorite and angular breccias	100	0.0004	0.007
PZC-006	Aug 2025	Diorite	76	3.89	62.03
PZC-007	Aug 2025	Diorite	63	0.07	2.04
PZC-008	Aug 2025	Angular breccia	100	0.1	1.52
PZC-009	Aug 2025	Schists	100	0.05	0.73
PZC-010	Sep 2025	Quartz diorite - Schists	138	0.79	0.0025
PZC-011	Sep 2025	Saprolite	24	0.36	101.5
PZC-012	Sep 2025	Diorite / Quartz diorite	150	0.32	22.21
PZC-013	Sep 2025	Diorite / Schists	120	0.03	11.93

Table 5.6 General summary of the piezometers.

5.4	Local Resources and Infrastructure

The Guayabales Project is located about 200 km east of the Pacific Ocean and 300 km south of the Caribbean Sea. The nearest port is Buenaventura on the Pacific Ocean. The nearest railhead is at Medellin. There are international airports at Medellin and Pereira, and a national airport at Manizales. The Medellin to Cali segment of the PanAmerican Highway, Route 25, runs through Supia, the base for the project.

The national electricity and natural gas grids run along the River Cauca valley about 3 km east of the project. They comprise three 230 kV power lines and a ten-inch diameter oil and gas pipeline with a capacity of 12,000 barrels per day.

Field personnel for the exploration program are available locally from towns and villages near the project. The district is expected to be able to supply the basic workforce for any future mining operation. There is an industrial underground gold mine operation at Marmato, and there is abundant artisanal mining in the region.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

The region has high rainfall and there are ample water resources available.

The project lies within the tropical, moist forest to premontane wet forest ecological zones of the Holdridge Life Zone climatic classification system. The vegetation is tropical forest that has been partly cleared for pasture, with secondary forest growth. Land is used for rough pasture for cattle, and growing coffee.

Collective Mining is currently in the process of acquiring land and, as of today, holds surface rights over 19 properties within the Guayabales Project. The project remains in the exploration phase, making it premature to define the specific locations of surface rights that could be required for future mining infrastructure. Similarly, it is too early to determine potential areas for tailings storage, waste rock disposal, or processing plant sites.

5.5	Physiography

The Guayabales Project is located on the eastern edge of the Western Cordillera and on the western side of the Cauca River Valley. The project is located at altitudes between 990.7 and 2,225.4 meters above sea level (masl). The Cauca is an important river that flows north through a deep valley that separates the Western and Central mountain ranges. It has an average daily flow of 674.1 m3/s according to the IRRA – AUT [26167070] station of IDEAM, located in the municipality of Neira Caldas. It is a tributary of the Magdalena River, which flows into the Caribbean Sea in the city of Barranquilla. Rocks is exposed in streams, rivers, road cuttings and artisanal mines, but in other areas exposure is limited. The terrain is steep and covered by forest with some clearings used as pastures.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 5.8. A general view of the physiography of the Guayabales Project looking southwest at the Apollo target from Drill Pad 2 and showing the drill access path and the location of other drill pads (S. Redwood).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 5.9. A general view of the Guayabales Project looking north from the access road to the town of Caramanta on the far ridge (S. Redwood).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

6	HISTORY

6.1	Mining History

The Marmato-Supia district, including Guayabales, was mined for gold since pre-Columbian times by the Quimbaya culture (600 BCE – 1600 CE), who were highly skilled goldsmiths, during the Spanish colonial period (1534-1819), and during the republican period (1819 to present) (Gartner, 2005; Bray et al., 2021). The specific history of Guayabales is not known.

6.2	Prior Owners of the Property

The recent history of the Guayabales Project began in 1995 when the Guayabales Mining Community (Comunidad Minera Guayabales), also known as the Guayabales Miners Association (Asociación de Mineros Guayabales), started artisanal gold mining. It developed 16 small underground mines in the Encanto zone. It began the process to legalise ownership in 2002 and was granted ownership when the title to concession contract LH-0071-17 was registered on 28 March 2008. The total gold production is not known. The history of the Guayabales Project is summarised in Table 6.1.

Years	Company	Work carried out	NI 43-101 reports
600 BCE to 21st Century CE	Quimbaya Culture (600 BCE – 1600 CE) Spanish Colonial Period (1534-1819) Republic of Colombia period (1819-present)	The Marmato-Supia district, including Guayabales, was mined for gold since pre-Columbian times.
1995-present	Guayabales Mining Community	Artisanal gold mining in 16 underground mines. Legalisation started 2002. Mining title LH-0071-17 registered 28 March 2008.
2005-2006	Colombia Gold plc, London	Underground sampling, surface rock sampling.
2006-2009	Colombian Mines Corporation, Vancouver	Underground sampling, surface rock sampling, 17 diamond drill holes (DDH) for 2,079 m.	Thompson (2007)
2010-2011	Mercer Gold Corporation, Nevada	Underground and surface rock sampling, soil grid, geological mapping, 11 diamond drill holes for 4,067 m.	Turner (2010, 2011)
2011-2013	Tresoro Mining Corp., Nevada (name changed from Mercer Gold Corporation)	No work. Option expired 2012 or 2013.	Leroux (2012)
2014-2019	None	Exploration inactive
2020-present	Collective Mining Ltd., Toronto	Current exploration programme	Redwood (2021, 2023) and this report

Table 6.1 Summary of the history of the Guayabales Project.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

From 2005-2013 the Guayabales project was explored for gold by three companies under option agreements with Comunidad Minera Guayabales. These were Colombia Gold plc in 2005-2006, Colombian Mines Corporation (Colombian Mines) in 2006-2009 (Thompson, 2007), and Mercer Gold Corporation (Mercer Gold) in 2010-2011 (previously called Uranium International Corp.) (Turner, 2010, 2011). Mercer Gold changed its name to Tresoro Mining Corp. in 2011 but it carried out no more exploration (Leroux, 2012). Its option expired for non-compliance sometime in 2012 or 2013, and the company declared bankruptcy on 3 March 2014. Exploration carried out by these companies included geological mapping, soil sampling, rock sampling, and mapping and channel sampling of artisanal mines, and diamond drilling. In 2008 Colombian Mines drilled 17 holes for 2,079 m in the Encanto Zone, and in 2010-2011 Mercer Gold drilled 11 holes for 4,067 m in the Encanto Zone and to the northeast of this zone. The results of the historical exploration and drilling are reported in Sections 9.1 and 10.1.

Exploration of the Comunidad Minera Guayabales concession focused on the NW to WNW-trending Encanto Zone where 16 small gold mines are currently operated by Comunidad Minera Guayabales. The zone is a shear zone at least 500 m long and 20-40 m wide with gold-silver-polymetallic veins that were targeted by drilling. Porphyry stockwork veining mineralization is exposed in some road cuts shown by argillic and sericitic alteration overprinting quartz veinlet stockworks and hematite after magnetite veinlets, and was intersected in two historical drill holes.

6.3	Historical mineral resource estimates

There are no historical mineral resource estimates for the Guayabales project.

6.4	Historical production

There has been small scale, artisanal production of gold from the Guayabales project but the quantity is not known.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

7	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Guayabales Project is located in the Western Cordillera of the Colombian Andes in the late Miocene Middle Cauca Gold-Copper Belt (Figure 7.1). The project occurs in the Romeral terrane, an oceanic terrane comprising a melange of metabasalts, amphibolites, serpentinites, graphitic schist, biotite schist, sericite schist and chlorite schist that are called the Arquía Complex of probable Late Jurassic to Early Cretaceous age (Cediel & Cáceres, 2000; Cediel et al., 2003). This terrane was accreted to the continental margin along the Romeral Fault in the Aptian. Movement on the Romeral Fault was dextral indicating that terrane accretion was highly oblique from the southwest. The terrane is bounded by the Cauca-Patia Fault on the west side. Further west, additional oceanic and island arc terranes were subsequently accreted to the Western Cordillera in the Paleogene and Neogene periods, culminating in the on-going collision of the Panamá-Choco arc since the late Miocene. This reactivated the Cauca-Patia and Romeral faults with left lateral and reverse movements (Cediel & Cáceres, 2000; Cediel et al., 2003). The Romeral terrane is partially covered by continental sediments of the middle Oligocene to late Miocene age Amagá Formation, comprising grey to green coloured conglomerates, sandstones, shales and coal seams, and by thick subaerial basaltic to andesitic volcanic and sedimentary rocks of the late Miocene Combia Formation. Epithermal Au-Ag-Zn and porphyry Au-Ag-Cu-Mo mineralization in the Middle Cauca Gold-Copper Belt is related to clusters of late Miocene porphyry intrusions of diorite to tonalite composition, and intrusive breccias (Figure 7.2).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

CARIBBEAN PLATE
OCEANIC CRUST OF PRE-CAMPANIAN AGE
NAZCA PLATE
OCEANIC CRUST OF MIOCENE AGE
CHOROTEGA ARC
GU - FA
PA
SN
SJ
SM
CO
CAM
pd
SP
ME
sl
CA-VA
CG
BAU
ac
EC
pd
RO
ib
GA
DAP
GOR
fab
CR
GS
Guayabales
VICHADA PLATFORM
FLORENCIA PLATFORM
Bogotá
Medellín
Apure River
Meta River
Putumayo River
N
0 km 100 200
Figure 7
Figure 4
Figure 6
Figure 3
Figure 8
Figure 5
Figure 9
GU-FA
CAM
MSP
CAT
CHO
CCSP
GS
PAT
GA
0 km 400
TECTONIC REALMS
GSR: Guiana Shield Realm = (GS) Guiana Shield; (GA) Garzón Massif
CCSP: Central Continental Sub-Plate Realm = (CA-VA, EC, CR, sl, Ib)
MSP: Maracaibo Sub-Plate Realm = (ME, SP, SM, CO, CAM)
WTR: Western Tectonic Realm = (PAT, CAT, CHO)
GU-FA: Guajira - Falcon Composite Terrane
Map Cediel et al., 2003.
Mod S. Redwood, 01-09-21

Figure 2. Lithotectonic and morphostructural map of northwestern South America. GS = Guiana Shield; GA = Garzón massif; SP = Santander massif–Serranía de Perijá; ME = Sierra de Mérida; SM = Sierra Nevada de Santa Marta; EC = Eastern Cordillera; CO = Carora basin; CR = Cordillera Real; CA-VA = Cajamarca-Valdivia terrane; sl = San Lucas block; ib = Ibagué block; RO = Romeral terrane; DAP = Dagua-Piñón terrane; GOR = Gorgona terrane; CG = Cañas Gordas terrane; BAU = Baudó terrane; PA = Panamá terrane; SJ = San Jacinto terrane; SN = Sinú terrane; GU-FA = Guajira-Falcon terrane; CAM = Caribbean Mountain terrane; Rm = Romeral mélange; fab = fore arc basin; ac = accretionary prism; tf = trench fill; pd = piedmonte; 1 = Atrato (Chocó) basin; 2 = Tumaco basin; 3 = Manabí basin; 4 = Cauca-Patía basin; 5 = Upper Magdalena basin; 6 = Middle Magdalena basin; 7 = Lower Magdalena basin; 8 = Cesar-Ranchería basin; 9 = Maracaibo basin; 10 = Guajira basin; 11 = Falcon basin; 12 = Guarico basin; 13 = Barinas basin; 14 = Llanos basin; 15 = Putumayo-Napo basin; Additional Symbols: PALESTINA = fault/suture system; red dot = Pliocene-Pleistocene volcano; Bogotá = town or city.

Figure 7.1 Regional tectonic and terrane map of Colombia showing the location of the Guayabales Project (Cediel et al., 2003).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

La Mina
K1-Pm
K1-Pf
T-Pi
Falla de Arma
PZ-Sm
P-Pf
de La Mansa
n6n7-VCc
Quebradona
E3-Sc
T-Pi
Q-ca
E3-Sc
n5n9-Hi
T3J1-Pi
Yarumalito
Jardin
n5n9-Hi
Falla de Perrillo
Gibraltar
Caramanta
Oro Fino
El Salto
K1-Pu
San Antonio
Guayabales
Marmato
K2-Pf4
n6n7-VCc
K1-VCm
K1-Sct
n5n9-Hi
Quinchia
Q-p
PZ-Sm
Falla del Eden
Q-vc
Legend
QUATERNARY
Q-p Ash Deposits and Andesitic Tuffs
Q-ca Aluvial Fans and Coluvial Deposits
NEOGENE
n5n9-Hi Dacitic and Andesitic Porphyrys
n6n7-VCc Basalts and Porphyritic Andesitic Basalts
PALEOGENE
E3-Sc Conglomeratic Sandstones and Siltstones
CRETACEOUS
k2k6-Mds4 Mudstones, Muddy Sandstones and Limestones
K2-Vm4 Tholeitic Basalts, Dolerites and Picrites
K2-Pf4 Tonalites grading to Quartzdiorites
K1-Pm Banded Gabbros and Diorites
K1-Sct Conglomerates and Quartz Sandstone grading to Limestones and Mudstones.
K1-Pu Serpentinized Peridotites intruded by Rodingite dikes
K1-VCm Basalts and Andesites interspersed with Muddy Lithic Arenites, Carbonaceous Mudstones, Limestones and Siliceous Siltstones
TRIASSIC
T3J-Pi Granodiorites grading to Tonalites and Quartzmonzonite to Quartzmonzodiorite
T-Pi Granodiorites, Quartzmonzonites and alcaline Granites
PERMIAN
P-Pf Granitic Gneisses
NEOPROTEROZOIC
NP?CA?-Mev2 Graphytic, Quartz Muscovite, Chloritic and Amphibolic Schists.
NP?-Ma3 Quartzsericitic, Chloritic and Amphibolic Schists. Serpentinites and Metadiorites
Au Projects
Guayabales Project
Cu-Au Projects
20Km

Source: Colombian Geological Survey. Date: June 2025

Figure 7.2 The geology and major gold deposits of the Middle Cauca Gold-Copper Belt showing the location of the Guayabales Project.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

7.2	Local Geology

The local geology comprises the country rock of the Late Jurassic to Early Cretaceous Arquía Complex, an elongated, narrow, and discontinuous belt composed of carbonaceous, chloritic, and sericitic schists, as well as segments of ultramafic rocks with a low degree of metamorphism (Villagómez et al., 2011; Touissaint and Restrepo, 2020). Foliation in the schist packages typically dips gently to the southeast based on surface exposures and drill core intersections. The Arquía Complex forms roof pendants. To the west of the tenement lies the Oligocene to lower Miocene Amagá Formation (Figure 7.3) composed of basal conglomerate, sandstones with carbonaceous beds, mudstones and claystone. These are overlain by volcano-sedimentary rocks of the late Miocene Combia Formation (9-4 Ma) that locally exceeds 1,000 m in stratigraphic thickness (Leal-Mejía et al., 2019; Weber et al., 2020; Villalba et al., 2023). It is divided into two members: a volcanic member comprising intercalated basalt, andesite, tuff, and subvolcanic stocks, and a sedimentary member of conglomerate, sandstone, and siltstone deposited in continental debris flows and braided fluvial environments (Jaramillo et al., 2019; Leal-Mejía et al., 2019; Weber et al., 2020). The Amagá and Combia Formations were deposited in a pull-apart basin in the Cauca-Patia continental intermontane basin and are cut by late Miocene porphyry intrusions with porphyry Au-Ag-Cu-Mo and epithermal Au-Ag-Zn mineralisation such as the targets of the Guayabales Project.

7.3	Property Geology

7.3.1	Lithology

The geology of the Guayabales Project is shown on a map in Figure 7.3 and the principal lithologies are described in Table 7.1. These interpretations are derived from surface mapping conducted by Collective Mining and from detailed core logging. The project area has extensive cover of soil, volcanic ash, saprolite, dense vegetation, and landslide deposits. Due to the scarcity of bedrock exposure, geological mapping is necessarily generalized and interpretative in nature.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 7.3. Geological map of the Guayabales Project showing targets.

The project area is characterised by multiphase porphyritic intrusions and associated magmatic-hydrothermal breccias. These units are part of the Miocene Combia Volcanic Province (CVP). Basement rocks consist of schists and ultramafic rocks of the Arquía Complex, with sandstones and mudstones of the Amaga Formation to the west and remnant outliers of Combia Formation lavas and tuffs of basalt to andesite composition.

The structural setting of the Guayabales Project is strongly influenced by the major Cauca-Romeral fault system, a large-scale strike-slip deformation zone that is followed by the Cauca River's north trend. Lineament analysis of topographic data integrated with regional mapping have identified that N-trending fault systems are intersected by steeply dipping to subvertical NW-, WNW-, and E-trending fault systems. The Guayabales shear zone is interpreted as a major NW-trending structural corridor that crosses the centre of the project area (Figure 7.3). It produces numerous subsidiary faults throughout the concession and is interpreted as the primary first-order fault system controlling the structural architecture of the district.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Gold, Ag, Cu, Mo and WO3 mineralization is related to porphyry and reduced intrusion related systems, which are overprinted by carbonate base metal veins with Au, Ag, Cu, Pb and Zn and trend NW-WNW and EW. The alteration includes potassic, chlorite-sericite, chlorite-epidote and intermediate argillic. The late vein overprints are associated with intense intermediate argillic alteration which is characterized by sericite, carbonates and pyrite.

Lithology	Description
BXT (Tectonic Breccia)	Milled rock formed by the breaking and crushing of rocks due to tectonic forces, usually along fault zones. These breccias indicate fault movement and are important as pathways for fluids and zones of structural weakness.
Tuff	Consolidated volcanic rock composed primarily of compacted and cemented volcanic ash and small pyroclastic fragments.
Cover	Unconsolidated sediments—such as clays, silts, sands, gravels, tills, and peat—formed during the Quaternary Period.
Basalt	Small mafic bodies of dark greenish colour with an aphanitic texture.
P60	A late porphyry dyke striking ~310° characterized by plagioclase mega-phenocrysts >1 cm in size, set in a fine-grained groundmass, with chilled margins, and steeply dipping (>80°).
BAM (Mineralized Angular Breccia)	Sulphide-bearing angular breccia cemented by ore minerals and gangue. Cement texture occurs as massive, irregular and straight-walled fracture fills that crosscut clasts, as open-space fills between clasts and matrix, and as irregularly shaped vugs, with lesser veinlets cross-cutting the body.
BA (Angular breccia)	Breccia with angular and transported clasts in a matrix of altered rock-flour, clast to matrix ratio varies from 8:2 to 9:1. Predominantly polymictic and clast-supported. Cement includes quartz, carbonate, pyrrhotite, pyrite, chalcopyrite, scheelite, sphalerite, and galena, with the dominant alteration characterized by sericite and chlorite.
BF (Fluidized breccia)	Characterized by high milled-matrix content (>30 vol.%), rounded clasts, poorly sorted to chaotic, matrix supported, clast to matrix ratio averages approximately 7:3 and exhibit typical chlorite + sericite assemblages, share similar textures with the angular breccia, but lack significant mineralization.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Lithology	Description
BI (Igneous breccia)	Breccia with consists or xenoliths of country rock and porphyry with a porphyry matrix.
BC (Crackle breccia)	Breccia with only slight rotation of clasts relative to one another, with minimal displacement. The clasts often match along their opposed sides. The matrix consists of comminuted wall rock (rock-flour, <0.1-1mm).
P50	Fine-grained porphyry with euhedral biotite in an aphanitic groundmass. This body is the least common in the deposit and occurs as irregular dykes.less than a few tens of meters wide.
P40	Medium-grained quartz diorite porphyry which covers the greatest extent of the project area. Crowded phenocrysts of plagioclase (35-40%), quartz (5-10%), biotite and hornblende (5-8%). The groundmass is aplitic containing fine quartz and plagioclase.
P30	Coarse-grained porphyry with finer crystalline groundmass with high density of quartz veinlets. The phenocryst to groundmass ratio is approximately 7:3.
P20	A medium-grained diorite porphyritic composed of crowded phenocrysts of plagioclase (~40%), quartz (<5%) and fine-grained biotite (~18%) with hornblende (~5%), apatite (~2%) and rutile (1-2%) replacing primary mafic minerals. The groundmass is fine-grained (<0.3 mm) and consists of microcrystalline quartz and plagioclase.
P10	Quartz diorite porphyry with large phenocrysts (1-2mm) of quartz (~12%), plagioclase (~30%) and biotite (~5%) with minor hornblende, apatite, and zircon. The quartz phenocrysts exhibits undulatory extinction and subtle indications of intracrystalline strain.
Fine diorite	Diorite porphyry of dark to light grey colour with fine-grained groundmass and phenocrysts of plagioclase (35–40%), quartz (<5%), and hornblende (7%).
Coarse diorite	Multiple quartz diorite porphyries are present with different textures. Thy are dark to light grey and medium to coarse grained phenocrysts of plagioclase (35-45%), quartz (5-10%), biotite and hornblende (5-10%).
Diorite	Multiple diorite porphyries are present with different textures. Dark to light grey in colour with medium grained phenocrysts of plagioclase (35-60%), quartz (<5%), hornblende and biotite (<10%).
Hornblende diorite	Diorite porphyry, dark to light grey colour, porphyritic to equigranular texture. Microcrystalline groundmass with hornblende phenocrysts (7–10%).
Amaga Formation	Sandstones, siltstones, and coal seams.
Arquía Complex	The complex includes serpentine schist, metagabbro, garnet-bearing amphibolite, quartz-sericite schist with variable content of quartz segregations, chloritic schist, and ultramafic rocks.

Table 7.1. Description of the main lithologies in the Guayabales Project.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

The host rocks are several different phases of diorite and quartz diorite porphyry. The diorite porphyry has phenocrysts of plagioclase and hornblende. The grain size and percentage of phenocrysts varies, and a crowded porphyritic texture is common. The quartz diorite porphyry has phenocrysts of biotite and hornblende that are often replaced by sulphides, and 30% plagioclase, 5-10% quartz eyes with a microcrystalline quartz - K feldspar groundmass. Figures 7.4 to 7.8 show the main reference charts illustrating the textural classifications of the lithologies from Apollo, Trap, Plutus North, Plutus South, and Box.

Figure 7.4. Core sample photographs of the Apollo porphyries.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 7.5. Core sample photographs of the Trap porphyries.

Figure 7.6. Core sample photographs of the Plutus North porphyries.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 7.7. Core sample photographs of the Plutus South porphyries.

Figure 7.8. Core sample photographs of the Box porphyries.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Multiple breccias are present within the Guayabales Project. They are classified as hydrothermal breccias and magmatic breccias. The hydrothermal breccias exhibit textural variability ranging from matrix-supported to clast-supported fabrics, with a matrix comprising sericite, carbonates, sulfides, quartz, and rock flour. They display pervasive sericitic alteration affecting both clasts and matrix. The fragments are subangular to subrounded and host abundant sulphides including pyrite, chalcopyrite and pyrrhotite. The Apollo target hosts significant breccia bodies that host high-grade mineralisation. Four breccia facies have been described: 1) crackle breccia, 2) shingle breccia, 3) angular breccia, and 4) fluidized breccia (Figure 7.9 and Table 7.1).

The magmatic breccias consist of clasts or xenoliths of country rock and early porphyries with an igneous matrix (Figure 7.10). These breccias commonly occur along the margins of intrusive bodies.

Figure 7.9. Core sample photographs of the breccia facies present at the Guayabales property. A) Monomict crackle breccia with green chlorite filling fractures and open spaces. B) Shingle breccia. C) Sulphide-bearing angular breccia, with cement of ore minerals and gangue. D) Fluidised breccia.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 7.10. Core sample photography of magmatic breccias at the Guayabales project.

7.3.2	Alteration

Potassic, propylitic, chlorite-sericite, sericitic and intermediate argillic alteration are present in the project with different level of intensity and style. The potassic alteration is characterized by replacement of the mafic minerals by secondary biotite, magnetite and sometimes epidote. These minerals are also associated with quartz veins, and secondary biotite has been identified in vein halos. Chlorite-epidote alteration is mainly characterized by overprinting mafic minerals located on the outer zones of the potassic alteration. Strong intermediate argillic alteration is related to the late-stage high grade polymetallic veins and can affect all lithologies. It is the main alteration at Apollo North and Plutus North.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

7.3.2.1	Secondary biotite

Secondary biotite alteration occurs mainly in diorites, quartz diorites and schists. It is pervasive in schists. In porphyries it replaces primary mafic minerals. P30, P20 and P10 quartz diorites display greater intensity of secondary biotite in the groundmass. The quartz diorite has weak alteration to secondary biotite with magnetite ad K feldspar. The potassic alteration in the Apollo target is dominated by secondary biotite.

Figure 7.11. Secondary biotite alteration in porphyries and brecciated porphyries replacing mafic minerals and in groundmass. Chlorite-sericite alteration overprinting the secondary biotite alteration can be observed in all photographs.

7.3.2.2	Chlorite-sericite

The main alteration in the Apollo target is chlorite-sericite which replaces secondary biotite alteration. The greatest intensity of this alteration is in the breccia rock flour (BAM, BA, BC, BF), and it is present in both mineralized and non-mineralized zones.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 7.12. Chlorite-sericite hydrothermal alteration examples present across the Guayabales property. Chlorite-sericite present in porphyries and brecciated porphyries.

7.3.2.3	Chlorite-epidote

Chlorite-epidote alteration is present in the Apollo target. Chlorite replaces mafic phenocrysts and epidote replaces plagioclase. This alteration is present in the P60 late porphyry at the Apollo target. The chlorite-epidote hydrothermal alteration can be sometimes associated with magnetite and calcite.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 7.13. Chlorite-epidote hydrothermal alteration examples present in the Apollo target.

7.3.2.4	Sericite

Sericite displays different levels of intensity, occurring more strongly in fault zones and near polymetallic mineralization, associated with structures.

Figure 7.14. Left: Strong sericite alteration in quartz diorite. Right: Strong sericite alteration with sulphides hosted in angular breccia.

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Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

7.3.2.5	Chlorite

Chlorite alteration is mostly found with sericite alteration in the zone of mineralization. Chlorite is associated with mafic minerals and carbonates, and it is most intense in the matrix and surrounding clasts in mineralized and non-mineralized breccias.

Figure 7.15. Left: Chlorite alteration in clasts and matrix of angular breccia. Right: Chlorite alteration surrounding clasts in angular breccia.

7.3.3	Mineralization

Four styles of primary or hypogene mineralization occur in the project: porphyry, breccias, polymetallic veins and reduced intrusion-related gold mineralization (RIRGS), as well as supergene oxide mineralisation.

7.3.3.1	Porphyry-type mineralization

Porphyry-style Cu-Mo-Au mineralization is characterized by high densities of quartz veinlets, comprising 5% to 20% of the rock volume, with associated magnetite and trace amounts of sulphides including pyrite, molybdenite, and chalcopyrite. These minerals occur within suture and cross-cutting quartz veinlets of A, AB, B, and M types. At Apollo, porphyry Cu-Mo-Au mineralisation occurs in porphyry P10 prior to brecciation, and also occurs as xenoliths in porphyry P10.

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Figure 7.16. Porphyry veinlet types present at the Guayabales property.

7.3.3.2	Breccias

Breccias vary from matrix-supported to clast-supported, and are cemented primarily by carbonates and sulphides, with the matrix primarily composed of rock flour. They have strong chlorite-sericite alteration of both clasts and matrix, as well as having subangular to sub-rounded clasts with high vein densities of quartz + magnetite or of K-feldspar + magnetite. The main sulphides are pyrite, chalcopyrite and pyrrhotite at deeper levels. They show strong oxidation to hematite, goethite and jarosite on surface and have anomalous Au, Ag, Cu, W and Mo values. The Apollo target has important breccias.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 7.17. Breccia types at the Apollo target. Different sulphide cement types present as chalcopyrite, pyrrhotite, pyrite, sphalerite, galena, scheelite, carbonates and quartz. Rock flour altered to chlorite and sericite.

7.3.3.3	Polymetallic Veins

Polymetallic carbonate-base metal (CBM) veins are associated with late-stage structures, including shear zones, and comprise Fe-sphalerite, galena, pyrite, and carbonates within a sericite-altered halo. These veins are strongly controlled by a structural regime dominated by NW- and EW-trending. Individual veins range in width from 0.5 m to 5 m, locally forming significant mineralized zones.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 7.18. Representative images of the Carbonate Base Metal veins type of mineralization at the Guayabales property. CBM veins sulphide content is dominated by Fe-rich sphalerite (Marmatite) and galena. Sulfosalts are also present in this late-stage mineralization.

The Apollo target has important CBM-type mineralization. High-grade Subzones are structurally controlled zones of this mineralization that occur both within and outside of breccia bodies. The Subzones are localized at the intersection of northwestern (NW) and east-west trending (EW) veins, both along strike and down dip. They contain Au, pyrite, galena, sphalerite and carbonate.

7.3.3.4	Ramp Zone Mineralisation

The Ramp Zone at Apollo is a deep, high-grade, Au-Ag zone intersected at a depth of 1,00 m and drilled to a depth of 1,200 m as of the effective date of this report, and was extended to 1,350 m by the signature date of this report. The zone is characterized by Au-Ag-Bi-Te mineralization in sulphide-rich veins, as well as in hydrothermally altered breccias and crackled porphyries. Structurally, the zone is controlled by northwestern (NW) and eastern (EW) trending faults and enhanced by breccia permeability. The alteration is biotite and chlorite-sericite.

The mineralogy is pyrrhotite, minor arsenopyrite, pyrite, chalcopyrite, and galena with electrum, minor native gold, Bi-Ag-(Pb-Sb) sulphosalts, Ag tellurides, and argentite (AgS). The reported Bi-Ag-(Pb-Sb) sulphosalts are ourayite (Ag₃Pb₄Bi₅S₁₃), matildite (AgBiS₂), owyheeite (Pb₇Ag₂(Sb,Bi)₈S₂₀), benleonardite (Ag₈(Sb,As)Te₂S₃) and sternbergite (AgFe₂S₃). In one sample overprinted by CBM, the Ag-Sb sulphosalts freibergite (Ag₆(Cu₄Fe₂)Sb₄S₁₂) and stephanite (Ag₅SbS₄) are present. The reported tellurides are hessite (Ag₂Te) and cervelleite (Ag₃TeS).

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Figure 7.19. Representative images of the Ramp zone mineralization.

7.3.3.5	Supergene Oxide Zone

The Apollo deposit is capped by a supergene oxide zone about 30 m thick. It is characterised by saprolite (clay and goethite with no relict rock texture) underlain by saprock (clay and goethite alteration with the rock texture visible) and then by a mixed or transitional oxide-sulphide zone. The mineralisation is mainly Fe and Mn oxides. Gold and Ag grades are similar to those in the primary zone with no enrichment. Copper is depleted due to leaching; there is minor supergene chalcocite in the top of the primary sulphide zone but there is no significant supergene Cu enrichment zone.

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Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

7.4	Significant Mineralized Zones

7.4.1	Targets

Collective Mining has identified 12 targets at the Guayabales Project that are shown on Figure 7.3 and summarised in Table 7.2. The majority of the drilling to date has focused on the Apollo target (69.0% of drilled meters, see Section 10.2.1) and the Trap target (13.5%) which are described below.

No.	Target	Former Names	Area (m)	Geology	Alteration	Mineralisation	Geochemistry (soil, rock)	Style
1	Apollo	Olympus (ex La Llorona)	1000 x 800	Hydrothermal breccias, Dio and Qdio porphyry, schist	Chl-Ser, Bt, Argillic	Cpy-Po-Py- Mo-Sch-Sph- Gn-Sulfosalts	Cu-Bi-W-As-Au-Sn-Ag	Breccia - CBM
2	Trap	Victory Central	2000 x 1000	Qdio porphyry, Schist	Ser, Chl- Epi, Bt	Py-Mt-Cc-Mo- Sph-Gn- Sulfosalts	Ag-Au-Cu-Mo	Porphyry - CBM
3	Plutus North	Donut	600 x 400	Qdio porphyry, Dio porphyry, breccias	Ser, Chl- Epi, Bt, Kps	Py-Mt-Cpy- Mo-Gn-Sph- Sulfosalts	Cu-Mo-Au-Bi-W	Breccia -Porphyry - CBM
4	Plutus South		1000 x 750	Qdio porphyry, schist	Bt, Chl- Ser	Qz-Mt-Cpy-Py	Cu-Mo-Bi-Sn	Porphyry
5	ME	Guayabales and Encanto	800 x 600	Schist, Qdio – Dio porphyries, breccias	Chl, Ser, Bt	Cb-Sph-Gn-Py- Sulfosalts	Au-Ag-Te-Mo-Bi	CBM, Breccia
6	X		500 x 400	Schist, siltstone, Dio porphyry, breccia	Ser, Clays	Py-Sph-Gn	As-Au-Bi-Cu-Mo-Sn-W	CBM, Breccia
7	Box		1300 x 800	Dio and Qdio Porphyry, mudstone, schist	Bt, Chl- Ser, Epi	Py-Cpy-Gn-Sph	Ag-Au-As-Bi-Sn	Porphyry, breccia, CBM
8	Victory		700 x 700	Qdio and Dio porphyry	Ser, Ep, Clays, Bt	Qz-Mt-Mo	Au-Cu-Mo-As	Porphyry
9	Baco		400 x 400	Qdio and Dio porphyry, schist	Ser	Py-Sph-Gn	Au-Bi-Sn-Te	Porphyry, CBM
10	Crono		450 x 300	Qdio porphyry	Ser	Py-Cpy-Mo-Sph	Au-Te-Bi-Sn	Porphyry
11	Tower		800 x 400	Schist, Dio porphyry, breccia	Ser, clays	Py-Sph-Gn	Au-W-Bi-Cu-Te-Sn	Porphyry, breccia, CBM
12	Knife		800 x 600	Qdio and Dio porphyry, siltstone	Ser, clays	Py-Sph-Gn- Cpy-Mo	Au-Ag-Sn-Bi-As-W	CBM, Porphyry
Abbreviations= Dio= Diorite, Qdio= Quartz diorite, Chl = chlorite, Cb = Carbonate, Bt = Secondary biotite, Qz = Quartz, Po = Pyrrhotite, Py = Pyrite, Cpy = Chalcopyrite, Sph = Sphalerite, Gn = Galena, Sch = Scheelite, Mo= Molybdenite, Mt= Magnetite, Cc= Chalcocite, Kps= K feldspar.

Table 7.2. Summary of the geology of the targets identified in the Guayabales Project.

Collective Mining Ltd.	S. D. Redwood
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7.4.2	Apollo Target

The Apollo target has Au, Ag, Cu and WO3 mineralisation associated with a partially reduced intrusion related system with breccias and late carbonate-base metal veins. The geology comprises multiple phases of diorite and quartz diorite porphyry. The system covers an area defined by surface mapping of about 1,000 m by 800 m, which includes the former Olympus target. The target has been drilled to a depth of 1,350 m and remains open in all directions. Mineralisation is hosted mainly in a breccia with an inverted funnel-shape or cone shape with dimensions of 200 m by 100 m on surface and maximum dimensions of 600 m NE by 400 m NW at depth, and has been drilled to a depth of 1,350 m. The northern Apollo target (formerly named Olympus) is characterized by a Au-Ag vein zone that extends for about 350 m in strike.

There are four phases of mineralization in the Apollo target: 1) Stage 0: Porphyry-type Cu-Mo-Au mineralization in porphyry P10 and in xenoliths in P10 with disseminated chalcopyrite, pyrrhotite and pyrite and porphyry veins of quartz-pyrrhotite-chalcopyrite, quartz-molybdenite, and magnetite-quartz-chalcopyrite; 2) Stage 1: Breccia-hosted sulphide mineralisation of pyrite-chalcopyrite replacing pyrrhotite with high grade Au and Ag, including argentite and native silver, associated with high grade Cu, with quartz gangue; this has scheelite in the top 150 m and chalcopyrite to 500-600 m depth; and pyrrhotite at depth replaced upwards by pyrite-chalcopyrite 3) crackle breccias at 1,000 m to >1,350 m depth with sulphide-rich Au-Ag-Bi-Te, and 4) Stage 2: late-stage CBM veins with coarse native Au, black Fe-sphalerite (“marmatite”), galena, pyrite, Ag±Cu±Pb-Sb sulphosalts (freibergite, stephanite, tetrahedrite, boulangerite, and bournonite) with a gangue of ankerite, siderite, and quartz.

There are quartz diorite porphyry clasts with quartz veinlets in the breccias which host the stage 0 mineralization indicating undiscovered older porphyry-style mineralisation. Small bodies of the Arquía Complex basement rocks comprising graphite and sericite schists, ultramafic rocks and basalts form roof pendants and outcrop to the west and southwest.

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The final intrusive event is a diorite porphyry that forms a NW-trending dyke that cross-cuts the mineralized breccia. It is matrix-rich with large plagioclase phenocrysts (P60). It has epidote-albite alteration but no sulphides and is post-mineral in relative age. The dyke cross-cuts the Marmato and Aguas Claras deposits also, where it is called P3, and has a known length of about 6 km.

The dominant alteration is chlorite-sericite which overprints secondary biotite alteration. There is strong intermediate argillic alteration (illite-sericite with kaolinite at shallow levels) when carbonate base metal veins and faulted rocks are present.

Two additional high-grade Au-Ag zones have been recognised by recent drilling. The high-grade Subzones represent structurally controlled zones of CBM mineralisation that are localized at the intersection of steeply dipping northwestern (NW) and eastern (EW) trending veins, both along strike and down-dip, which display a low-dipping angle. These zones are found within and outside the main breccia body. These Subzones are composed of Au, pyrite, galena, sphalerite and carbonate. High-grade Subzone One currently measures 180 m of strike by more than 70 m width and over 70 m vertically. Multiple High-grade Subzones are potentially present across the Apollo system where these structural intersections occur.

The Ramp Zone corresponds to a reduced intrusion-related Au-Ag-Bi-Te mineralisation measuring 75 m of strike by up to 480 m width by 150 m vertically. The style of mineralisation is sulphide-rich veins, breccias and crackled porphyries. Structurally, the zone is controlled by NW and EW structural trends and it is also enhanced by breccia permeability.

The mineralisation is zoned vertically and comprises: 1) an upper zone of Au-Ag-Cu-WO3 to 150 m depth; 2) Au-Ag-Cu to 500-600 m depth; 3) Au-Ag to 1,000 m depth; and 4) Au-Ag-Bi-Te from 1,000 m depth to >1,350 m depth.

Collective Mining Ltd.	S. D. Redwood
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Figure 7.20. A geological map of the Apollo target showing the Collective Mining drill hole traces and seven newly discovered breccia bodies around the main breccia body.

Collective Mining Ltd.	S. D. Redwood
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A model for the Apollo Porphyry System is shown in Figure 7.21 and typical core photos of lithology, alteration and mineralization for each stage are shown in Figure 7.22.

Figure 7.21. Schematic cross section of the Apollo Porphyry System showing the relationship between surrounding porphyries, intermineral breccias and late veins.

Collective Mining Ltd.	S. D. Redwood
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Figure 7.22. Apollo Porphyry System model with stages of mineralisation.

7.4.3	Trap Target

The Trap target is a NNW-trending structural corridor in quartz diorite porphyry with porphyry Au-Ag-Cu-Mo mineralisation associated with potassic (biotite-magnetite) and chlorite-sericite alteration with magnetite, chalcopyrite, disseminated chalcocite and quartz veins. This is overprinted by late-stage NW-SE and EW trending carbonate base metal polymetallic veins with Au, Ag, Cu, Pb and Zn associated with intense sericite-pyrite alteration. The veins extend for >1,000 m NW.

The geology consists of diorite and quartz diorite porphyry stocks and graphite schists of the Arquía Complex. There are multiple phases of fracturing with older, NS structures displaced by NW-WNW trending structural corridors and finally, by late E-W structures. This major NW trending structural corridor is interpreted to be the NW extension of the Echandia-Marmato mineralised corridor.

In the El Pital sector there is a mixture of the two types of mineralisation, quartz diorite with secondary biotite, magnetite veins, chalcocite and disseminated chalcopyrite, as well as the NW-trending Trap Fault with a high content of sphalerite, galena, carbonates, malachite and strong sericite alteration. The diorite body is located several hundred meters north of the El Pital sector, and has weak secondary biotite, disseminated magnetite and weak chlorite-epidote. In the San Francisco creek, porphyry-type mineralization occurs with secondary biotite, epidote, disseminated and stringer chalcopyrite, and locally quartz veins with molybdenite suture.

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Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 7.23. Geological map of the Trap target showing the Collective Mining drill hole traces.

7.4.4	Other Targets

The geology of the other targets is shown on Figure 7.3 and is summarized in Table 7.2.

7.4.5	Conclusions

Twelve drill targets have been defined at the Guayabales Project by Collective Mining for porphyry, reduced intrusion related, breccia and CBM veins for Au, Ag, Cu, Pb, Zn, Mo and WO3 mineralization based on geological mapping, surface rock and soil geochemistry, shallow mine geochemistry, geophysics and limited historical drilling. Ten of the targets have been tested by drilling, which resulted in the discovery of significant mineral systems at the Apollo and Trap targets which have been the focus of drilling. However, the targets are at too early an exploration stage at present to be able to quantify the length, width, depth and continuity of mineralization.

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Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

8	DEPOSIT TYPES

8.1	Guayabales Porphyry-Breccia-Vein System

Mineralisation at the Guayabales Project comprises 12 known targets for Au-Ag with Cu, Mo, WO3, Pb and Zn that are hosted by multiple porphyry stocks and wall rock of Arquia Group schists, Amaga Formation siliciclastic sedimentary rocks and Combia Formation volcanic and sedimentary rocks. The deposit types are porphyry Au-Ag-Cu±Mo, reduced intrusion-related Au, intermineral breccias with Au-Ag±Cu, and structurally-controlled, Au-Ag-bearing carbonate-base metal (Zn-Pb-Cu) veins (CBM).

The Apollo Au-Ag-Cu-WO3 deposit has been explored in the most detail. Apollo is a hydrothermal breccia formed in a subvolcanic porphyry environment with zonation of both alteration and mineralisation. Multistage mineralisation includes early porphyry, various periods of sulphide infill within a hydrothermal breccia matrix and multiple overprinting, late stage, sulphosalts and carbonate base metal (CBM) veins. The characteristic features of Apollo include:

●	Early pre-breccia porphyry system shown by quartz veinlets in porphyry clasts in breccia;

●	The downward flaring or cone shaped geometry of the breccia, which differs from normal funnel-shaped breccias and may indicate formation at depth;

●	A strong correlation between Cu and Ag with a low Cu/Ag ratio in the upper part of the breccia which is not a typical porphyry fluid;

●	The presence of WO3 as scheelite and, moreover, at shallow depth of up to 150 m in contrast to its normal occurrence at depth in hydrothermal deposits, which is attributed here to the presence of roof pendants of graphitic schist causing reduction of the fluid and deposition of scheelite;

●	Upward transition of deep pyrrhotite to replacement by pyrite and chalcopyrite interpreted as a change from a reduced to a more oxidizing fluid chemistry;

●	High grade Au-Ag-Bi-Te sulphide-rich zone in crackle breccia at 1,000->1,350 m depth, indicating a reduced fluid which is similar to and occurs at the same elevation as the top of the Marmato Deeps Zone located 1.75 km SE (Figure 8.1);

●	Late stage, high Au-Ag grade epithermal, Ag and Pb sulphosalt-bearing, carbonate-base metal veins which are notable for their great vertical extent of >1,350 m, and indicate a change in fluid chemistry from an early, reduced, low sulphidation fluid to a late, low temperature, oxidized, intermediate to high sulphidation fluid.

The characteristics of the Apollo deposit are more characteristic of a reduced intrusion-related gold system (RIRGS) rather than a porphyry system. The system varied between reduced (upper Au-Ag-Cu-WO3 zone, deep pyrrhotite with Au-Ag, deep Au-Ag-Bi-Te zone) and oxidized (pre-breccia porphyry, upper breccia fill of Au-Ag-Cu, CBM veins).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Apollo, Marmato and Aguas Claras occur within a 3.5 km northwest trending corridor which hosts multiple calc-alkalic porphyry stocks, dike swarms, and multiple NW and EW trending carbonate base metal veins (Figure 8.1). The three deposits have the same age.

Radiometric dating of the Apollo porphyries by LA-ICP-MS U–Pb zircon shows that magmatic activity occurred from 6.75 ± 0.091 Ma to 6.39 ± 0.087 Ma, while Re–Os molybdenite dating indicates that the principal phase of bulk-tonnage mineralisation occurred at 6.82 ± 0.028 Ma (Reading et al., 2025). The ages of magmatism and mineralisation ages are the same and indicate a direct genetic link between porphyry intrusion and ore formation at Apollo.

Significantly, the ages are similar to Marmato where the porphyry intrusions have been dated at 6.576 ± 0.075 Ma to 5.75 ± 0.11 Ma by LA-ICP-MS U-Pb on zircon and mineralisation was dated by 40Ar/39Ar analyses of adularia between 6.95 ± 0.02 Ma and 5.96 ± 0.02 Ma (Santacruz et al., 2021). Marmato is described as a hybrid reduced intrusion-related/porphyry gold deposit (Santacruz et al., 2021).

The Aguas Claras porphyry gold deposit, located 1.75 km SE of Marmato, is an oxidized, Maricunga-type porphyry gold deposit related to quartz veinlets with magnetite, pyrite and minor chalcopyrite hosted by quartz diorite to granodiorite porphyry stocks dated at 6.55 ± 0.15 Ma to 5.74 ± 0.14 Ma by LA-ICP-MS U-Pb zircon, and by Combia Formation basalt (Santacruz et al., 2021).

Figure 8.1. Cartoon NW-SE long section along the Marmato trend showing an interpretation of the possible relationship between the Apollo System and Marmato Deeps Zone (Collective Mining).

Collective Mining Ltd.	S. D. Redwood
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8.2	Reduced Intrusion-Related Gold Systems (RIRGS)

Many features of the Apollo deposit are typical of reduced intrusion related gold systems (RIRGS) such as those of the Tintina belt (Alaska-Yukon) and Kori Kollo (Bolivia) as described by Thompson et al. (1999), Baker et al. (2005) and Hart (2007) (Figure 8.2 to Figure 8.5). Conditions at the Apollo system fluctuated between oxidised porphyry, oxidised epithermal and RIRGS.

The characteristics of RIRGS deposits are (Hart, 2007):

●	Sheeted Au-bearing quartz veins in the brittle roof zone of small plutons or stocks;

●	Au-Bi-Te-W metal assemblage;

●	Skarn, replacement, veins in wall rock surrounding the pluton;

●	Zoned from proximal Au-W-As to distal Ag-Pb-Zn;

●	Typically associated with metaluminous, moderately reduced, moderately fractionated, biotite>hornblende>pyroxene quartz monzonites that have mixed with volatile-rich lamprophyric melts;

●	Magmas are ilmenite-series due to a reduced primary oxidation state;

●	Sulphides are characterised by pyrrhotite due to the reduced state.

●	Form at 5-7 km depth.

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Figure 8.2. Cartoon showing the different styles of Au-Bi-W and Sn-W deposits (Baker et al., 2005).

Figure 8.3. Plan model of RIRGS Au deposits from the Tintina Gold Province (Alaska-Yukon) showing geochemical zonation around a central pluton of 0.1-5.0 km diameter and the variety of possible mineralisation styles (Hart, 2007).

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Figure 8.4. Cartoon cross section model of a RIRGS system showing a pluton with different styles of Au mineralisation in the cupola and shoulders (Hart, 2007). In the case of Apollo, mineralisation is hosted by a magmatic-hydrothermal breccia cutting the stock.

Figure 8.5. Plot showing the variations in metal association as a function of magmatic oxidation state and the lithologic characteristics of the host plutons. Note the distinctive fields of RIRGS Au-W and porphyry Cu-Au (Hart, 2007).

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8.3	Porphyry Cu-Mo-Au Systems

Porphyry systems were reviewed by Sillitoe (2010) and a schematic deposit model is shown in Figure 8.6. Porphyry systems may contain porphyry Cu ± Mo ± Au deposits of various sizes from <10 to 10,000 million tonnes. Typical primary porphyry Cu deposits have average grades of 0.5 to 1.5% Cu, <0.01 to 0.04% Mo, and 0.01 to 1.5 g/t Au. Porphyry Au deposits have grades of 0.9 to 1.5 g/t Au but little Cu (<0.1%).

The alteration and mineralization in porphyry systems can have a volume of many cubic kilometres of rock and are zoned outward from stocks or dike swarms, which typically comprise several generations of intermediate to felsic porphyry intrusions. Porphyry Cu ± Au ± Mo deposits are centred on the intrusions. High-sulphidation epithermal deposits may occur in lithocaps above porphyry Cu deposits, and are typically massive sulphide lodes in deeper feeder structures and Au-Ag-rich, disseminated deposits in the upper parts. Intermediate sulphidation epithermal veins may develop on the peripheries of the lithocaps. The porphyry systems of the Middle Cauca Gold-Copper Belt are characterised by late stage, high grade Au-Ag-polymetallic carbonate-base metal (CBM) veins with a vertical extent of 1-2 km,

The alteration and mineralization in porphyry Cu deposits is zoned upward from barren, early sodic-calcic alteration through potentially ore-grade potassic, chlorite-sericite, and sericitic alteration, capped by an advanced argillic alteration lithocap up to >1 km in thickness. Low sulphidation-state chalcopyrite ± bornite assemblages are characteristic of potassic zones, whereas higher sulphidation-state sulphides are generated progressively upwards as a result of temperature decline and the accompanying greater degrees of hydrolytic alteration, culminating in pyrite ± enargite ± covellite in the shallow parts of the lithocaps. The porphyry Cu mineralization occurs in a distinctive sequence of quartz-bearing veinlets as well as in disseminated form in the altered rock. Magmatic-hydrothermal breccias may form during porphyry intrusion and may have high-grade mineralization because of their high permeability. The Apollo breccia is a large example of a magmatic-hydrothermal breccia. In contrast, most phreatomagmatic breccias, constituting maar-diatreme systems, are poorly mineralized because they usually formed late in the evolution of the porphyry systems.

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Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 8.6 Porphyry system model (Sillitoe, 2010).

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9	EXPLORATION

9.1	Historical Exploration

9.1.1	Summary

The historical exploration activities carried out at the Guayabales Project are summarised in Table 9.1.

Year	Company	Survey	Contractor	Units	Number	Zone
2005-2006	Colombia Gold plc	Rock sampling mines and surface	None	Samples	263	Encanto Zone
2006-2009	Colombian Mines Corporation	Rock sampling mines	None	Samples	512	Encanto Zone
		Rock sampling surface	None	Samples	212	Encanto Zone
		Rock sampling road cuts	None	Samples	163	New access road LH-0017-17
		Diamond drilling 17 holes	Terramundo	Meters	2,079.36	Encanto Zone
2010-2011	Mercer Gold Corporation (became Tresoro Mining Corp.)	Geological mapping	None	km2	2.50	Whole property LH-0017-17
		Soil sample grid 100 m x 100 m	None	Samples	253	Whole property LH-0017-17
		Rock sampling surface	None	Samples	89	Whole property LH-0017-17
		Rock sampling mines	None	Samples	15.00	Encanto Zone
		Diamond drilling 11 holes	Logan Drilling	Meters	4,067.90	Encanto and Donut targets

Table 9.1 Summary of historical exploration carried out at the Guayabales Project.

9.1.2	Topographical Surveys and Grids

No topographical survey was carried out by the historical operators.

9.1.3	Geological Mapping

Geological mapping of the concession was carried out by Mercer Gold, and of the mine workings by all three companies.

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Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

9.1.4	Petrography

No petrographic study was carried out.

9.1.5	Soil Geochemistry

Soil sampling was carried out by Mercer Gold on a 100 m by 100 m grid. Plots of soil geochemistry for Au, Ag, Cu and Mo are shown combined with Collective Mining sampling in Figure 9.1 to Figure 9.4 (Section 9.2.5).

The sampling protocol is not known. The QP considers that the sampling method is appropriate for the type of mineralisation sought and that the samples are representative of the mineralisation sought. A potential source of sampling bias is cover of young volcanic ash and displacement of soils by landslides, as described in item 9.2.5.

9.1.6	Rock Geochemistry

Rock channel sampling was carried out in underground mines, outcrops and road cuttings by all three companies. Plots of rock geochemistry for Au, Ag, Cu and Mo are shown combined with Collective Mining sampling in Figure 9.5 to Figure 9.8 (Section 9.2.6).

The sampling protocol is not known. The QP considers that the sampling method is appropriate for the type of mineralisation sought, that the samples are representative of the mineralisation sought, and that there are no sources of potential sampling bias.

9.1.7	Geophysics

No geophysical surveys were carried out historically.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

9.2	Collective Mining Exploration

9.2.1	Summary

The exploration of the Guayabales Project carried out by Collective Mining is summarised in Table 9.2.

Year	Survey	Contractor	Units	Number	Target
2020-2022	Database compile historic data	None	samples	1,561	Whole property
2020-2025	Historical core relogging	None	meters	5,294	Encanto, Donut
2020-2025	Geological mapping	None	km2	37.5	Whole property
2020-2025	Rock sampling	None	samples	6,783	Whole property
2020-2025	Soil sampling	None	samples	3,077	Whole property
2021	LIDAR survey	Lidarus	km2	76.8	Whole property
2021	Full Waveform Distributed Array Induced Polarization survey (AGDAS)	Arce Geofísicos Ltd	km2	3.37939	Olympus and Box
2020-2021	Heli-magnetic and radiometric survey	MPX Geophysics Ltd & Arce Geophysics Ltd	Line km	775.9	Whole property
2022	Heli-magnetic and radiometric survey Reprocessing	Condor North Consulting	line km	775.9	Whole property
2022	IP survey Reprocessing	Condor North Consulting	km2	3.37939	Olympus and Box
2024	IP Reprocessing - Joint inversion model of the three blocks of the DCIP Survey conducted by Arce Geofísicos	Condor North Consulting	Km2	3.38	Box-Olympus
2025	IP Reprocessing- Constrained 3D resistivity inversion using the 2021 DCIP data collected over the Box target area, in combination with the 3D geology model	Condor North Consulting	m2	975	Box
2025	Gravity survey	Arce Geofísicos	Ha	220	Apollo, ME, Plutus

Table 9.2. Summary of exploration carried out by Collective Mining at the Guayabales Project in 2020-2025.

9.2.2	Topographical Surveys and Grids

Collective Mining carried out a LIDAR survey of the concessions and surrounding areas in 2021 to create a digital terrain model (DTM), a digital surface model (DSM) and a topographic map with 1 m contours.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

9.2.3	Geological Mapping

Collective Mining carried out geological mapping of the concessions and targets since 2020-2025, which is ongoing, as well as reviewing and compiling historical mapping. The results are described in Section 7.3 and the targets in Section 9.3.

9.2.4	Petrography

Collective Mining has carried out petrography of 58 samples from drill core (Table 9.2).

9.2.5	Soil Geochemistry

Collective Mining has collected 3,077 soil samples. Soil samples were generally taken on ridges and spurs, and in some places on a grid of 100 m by 100 m. The company has a written protocol for soil sampling. Samples are taken at the C soil horizon at a depth between 1.5-3.5 m using a manually operated auger. The sample is collected on a plastic sheet and then placed in a sample bag that is numbered and sealed. The geologist completes a sample description card with the location, soil profile description, weathering intensity, colour, oxides and other information. This is entered into the exploration database. The protocol and chain of custody for transport and analysis of rock and soil samples is summarised in Table 9.3. The results for Au, Cu, Ag and Mo are shown in maps in Figure 9.1 to Figure 9.4.

The QP considers that the sampling method is appropriate for the type of mineralisation sought. The grid samples are often not effective due to young volcanic ash cover and landslides. The ash has been washed away on the ridges and so the ridge and spur samples are more effective, do not have this sampling bias, and are representative of the mineralisation sought.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.1. Guayabales Project, Collective Mining and historical soil geochemistry for gold.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.2. Guayabales Project, Collective Mining and historical soil geochemistry for copper.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.3. Guayabales Project, Collective Mining and historical soil geochemistry for silver.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.4. Guayabales Project, Collective Mining and historical soil geochemistry for molybdenum.

9.2.6	Rock Geochemistry

Collective Mining has taken 6,783 surface and underground rock samples as of the effective date of this report. The types of samples taken were chip channel samples in areas of good exposure and rock chip samples in areas with non-continuous exposure. The company has a written protocol for taking rock samples. The chip channel samples are marked with paint in lengths of 2.00 m and a continuous sample is taken using a hammer and chisel. The broken rock is collected on a plastic sheet and then placed in a sample bag that is numbered and sealed. Rock chip samples are taken in a similar manner but by taking a rock chip every approximately 10 cm, rather than a continuous channel. A sample description card is completed in the field for each sample with the location and description. The protocol and chain of custody for transport and analysis of rock and soil samples is summarised in Table 9.3. The results for Au, Cu, Ag and Mo are shown in maps in Figure 9.1Figure 9.5 to Figure 9.8.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

The QP considers that the sampling method is appropriate for the type of mineralisation sought, that the samples are representative of the mineralisation sought, are adequate for the purpose intended which is to define the extent of mineralisation on surface and to identify drill targets, and are not considered to have any potential sources of sampling bias.

Step	Location	Person(s)	Description
1	Field	Technician, geologist	Sample collection according to protocol of stream sediment (none taken), soil, rock or underground mine samples.
2	Transport to field camp and to core logging facility, Supia	Company pickup truck and driver
3	Core logging facility	Facility manager	Temporary secure storage.
4	Core logging facility	Geologist, technician	Insert QAQC samples.
5	Core logging facility	Technician	Samples packed in sacks and labelled. Lab order form prepared.
6	Transport to lab, Medellin	Company pickup truck and driver	Sample batches sent to lab three times per week.
7	Laboratory Medellin	Laboratory personnel	Receive samples. Sample preparation.
8	Laboratory Callao	Laboratory personnel	Sample pulps shipped by courier, assayed at Callao Lab.
9	Sample storage rooms at camp	Technician	Sample coarse rejects and pulps returned by lab, checked, noted in database, secure storage.

Table 9.3. Protocol and chain of custody for soil and rock samples.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.5. Guayabales Project, Collective Mining and historical rock geochemistry for gold.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.6. Guayabales Project, Collective Mining and historical rock geochemistry for copper.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.7. Guayabales Project, Collective Mining and historical rock geochemistry for silver.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.8. Guayabales Project, Collective Mining and historical rock geochemistry for molybdenum.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

9.2.7	Geophysics

Collective Mining carried out a helicopter-borne magnetic and radiometric geophysical survey in December 2020 over an area of about 9 km E-W by 8 km N-S centred on the mining titles. Data was collected on 775.9 line-km on N-S flight lines with a line spacing of 100 m and nominal mean terrain clearance of 80 m, with E-W tie lines. The survey was flown by MPX Geophysics Ltd (MPX, 2020). The data was processed by Arce Geophysics (Arce, 2021) and reprocessed by Condor Consulting.

In 2021, Arce Geofísicos Ltd. carried out a Full Waveform Distributed Array Induced Polarization (IP) survey (AGDAS) at Apollo, Box, and Victory targets, covering an area of interest of 3.38 km² across three blocks. However, the effectiveness of this survey was limited due to high chargeability responses from graphite schists and sulphides.

During 2024, Condor North Consulting generated a joint inversion model of the three blocks using the 2021 data, with the objective of developing a more consistent model to serve as a baseline for comparison with upcoming ZTEM and VTEM surveys. Later in 2024, Collective Mining attempted to conduct ZTEM and VTEM surveys with Geotech Ltd. over the Guayabales project, covering approximately 70 km², but the survey failed due to high noise from powerlines. Additionally, Condor North Consulting compared inversion modelling results from 3D DC resistivity and induced polarization (DCIP) data for the Guayabales project with geological cross-sections provided by Collective Mining. Smooth resistivity and chargeability inversion models were created using the 2021 DCIP data collected over the three blocks, and the depth of investigation for both models was determined.

In 2025, Condor North Consulting performed a constrained 3D resistivity inversion using the 2021 DCIP data collected over the Box target area, combined with a 3D geology model provided by Collective Mining. The geology model was converted into a voxel model, and rock units were assigned conductivity values based on average petrophysical data (a voxel model is a three-dimensional, regularly gridded representation of the subsurface composed of individual volumetric cells ("voxels"). Each voxel is assigned one variable such as density, magnetic susceptibility, or resistivity).

Later in 2025, Arce Geofísicos conducted a gravity survey at the Guayabales project. The survey consisted of 372 stations arranged on a 50 m by 100 m grid (Figure 9.11). The same base station used during the first stage was employed for drift correction. Two Scintrex CG-6 gravity meters were used to carry out the measurements. An additional 372 stations were acquired during this second stage, resulting in a total of 414 stations. The gravity survey was completed with 372 stations at 50 m intervals along previously defined lines. A minimum of 5 repeated readings were taken at each station. The CG6 gravimeter is capable of measuring resolutions in the order of 0.1 microGals.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.9. Guayabales Project joint version of IP chargeability at 100 m depth reprocessed by Condor North Consulting.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.10. Guayabales Project joint version of IP resistivity at 100 m depth reprocessed by Condor North Consulting.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.11. Density map (g/cc) of the Apollo target at 200m depth processed by Arce Geofisicos.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

9.3	Significant Results and Interpretation to Generate Drill Targets

9.3.1	Drill Targets

Exploration carried out by Collective Mining has identified 12 targets to date which are summarized in Table 7.2 and are shown in Figure 7.3. Geochemical maps are shown for the Apollo and Trap targets where the majority of drilling was carried out.

9.3.2	Apollo Target

Plans of the geochemistry of Au, Cu, Ag, Mo and W in rocks and soils that were used to define drill targets at Apollo are shown in Figure 9.12 to Figure 9.16, together with the later drill core results. Geochemistry and mapping identified a breccia as a drill target.

Figure 9.12. Apollo target geology and geochemistry for gold (soil, rock, drill core).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.13. Apollo target geology and geochemistry for copper (soil, rock, drill core).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.14. Apollo target geology and geochemistry for silver (soil, rock, drill core).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.15. Apollo target geology and geochemistry for molybdenum (soil, rock, drill core).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.16. Apollo target geology and geochemistry for tungsten (soil, rock, drill core).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

9.3.3	Trap Target

Plans of the geochemistry of Au, Cu, Ag and Mo in rocks and soils that were used to define drill targets at the Trap target are shown in Figure 9.17 to Figure 9.20, together with the later drill core results.

Figure 9.17. Trap target geology and geochemistry for gold (soil, rock, drill core).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.18. Trap target geology and geochemistry for copper (soil, rock, drill core).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.19. Trap target geology and geochemistry for silver (soil, rock, drill core).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 9.20. Trap target geology and geochemistry for molybdenum (soil, rock, drill core).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

9.4	Comments on Section 9

Soil and rock geochemistry has defined multiple drill targets at Guayabales. The Collective Mining sampling was carried out using standard industry procedures and the samples are considered to be representative for the purpose of planning future exploration. Rock geochemistry was the most effective means of identifying targets. Care has to be exercised in soil geochemistry due to young volcanic ash cover which masks the underlying bedrock geochemistry, thus grid surveys are not effective, and ridge and spur samples were found to be effective. The IP survey was not very effective due to the presence of graphite schists.

Collective Mining also reconstructed the database of historical sampling based on laboratory certificates and inherited databases. The historical sampling protocols are not known but the sampling is believed to have been done using standard industry procedures. The sample results are considered to be adequate for the purpose of planning future exploration. The historical sampling was used by Collective Mining as a guide to identify areas of interest in which it carried out new rock and soil sampling.

There are no factors in historical samples, as far as can be determined, or the Collective Mining sampling that could have resulted in sample bias.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

10	DRILLING

10.1	Historical Drilling

10.1.1	Drill Programmes

Two diamond drill programmes were carried out by previous companies in 2008 and 2010-2011 with a total of 28 holes drilled using the wireline recovery method for a total of 6,147.26 m. These focused on the Encanto zone (now called the ME target).

Colombian Mines drilled 17 diamond drill holes for 2,079.36 m in 2008. Eleven holes were drilled with a skid-mounted Boyle 37 rig with lengths of 83.70 to 221.50 m and an average of 160.9 m. Five holes were drilled with a man-portable Winkie drill (GDH-05, 06, 09, 11, 16) with lengths of 9.53 to 48.90 m and an average of 29.6 m and failed to reach their targets.

Mercer Gold drilled 11 diamond drill holes for 4,067.90 m in 2010-2011 with a track-mounted Duralite T600N drill rig. The hole lengths were 76.6 to 620.0 m with an average of 369.8 m. The holes were drilled in the Guayabales and Plutus North targets. The contractors, rig types and core sizes are summarised in Table 10.1. The drill collar locations are listed in Table 10.2 and are shown in a plan in Figure 10.1.

Year	Company	Contractor	Rig type	Core size	Diameter (mm)	Holes	Total meters
2008	Colombian Mines Corporation	Terramundo	Boyles 37	HQ	63.5	12	1,931.20
			Winkie	BTW	42	5	148.16
2010-2011	Mercer Gold	Logan Drilling Colombia SAS	Duralite T600N	HQ, NQ	63.5, 47.6	11	4,067.90
Total						28	6,147.26

Table 10.1 Summary of historical diamond drill programs.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

No.	Hole No.	Company	Year	Easting WGS84	Northing WGS84	Altitude (m)	Azimuth	Inclination	Depth (m)
1	GDH-01	CM	2008	431704	606726	1881.0	20	-45	198.80
2	GDH-02	CM	2008	431704	606726	1881.0	20	-60	221.50
3	GDH-03	CM	2008	431774	606679	1914.0	20	-45	201.80
4	GDH-04	CM	2008	431762	606814	1890.3	50	-65	128.00
5	GDH-05	CM	2008	431749	606886	1849.6	200	-50	9.53
6	GDH-06	CM	2008	431855	606981	1820.1	200	-50	43.69
7	GDH-07	CM	2008	431745	606919	1844.9	200	-45	83.70
8	GDH-08	CM	2008	431745	606919	1844.9	200	-60	124.30
9	GDH-09	CM	2008	431855	606981	1820.1	20	-50	48.90
10	GDH-10	CM	2008	431594	606921	1872.0	20	-45	215.60
11	GDH-11	CM	2008	431834	606933	1828.0	50	-40	19.60
12	GDH-12	CM	2008	431594	606921	1872.0	20	-65	202.50
13	GDH-13	CM	2008	431745	606919	1844.9	245	-60	104.50
14	GDH-14	CM	2008	431869	606900	1860.0	200	-45	148.45
15	GDH-15	CM	2008	431952	606877	1889.7	200	-50	148.65
16	GDH-16	CM	2008	431756	606890	1846.6	200	-45	26.44
17	GDH-17	CM	2008	432037	606810	1916.0	200	-50	153.40
18	MGDH-01	MG	2010	431889	606857	1866.0	182.9	-42.1	117.50
19	MGDH-01A	MG	2010	431890	606858	1866.0	201.8	-45.8	76.60
20	MGDH-02	MG	2010	431887	606856	1866.0	200.8	-67.9	300.50
21	MGDH-03	MG	2010	431804	606969	1863.8	238.6	-53.8	620.00
22	MGDH-04	MG	2011	431801	607047	1871.9	24.4	-56.2	505.60
23	MGDH-04A	MG	2011	431802	607048	1871.9	19.7	-46.5	400.00
24	MGDH-05	MG	2010	431999	606876	1896.0	195.3	-60.2	600.00
25	MGDH-06	MG	2011	432086	607294	1799.9	70.8	-42.5	400.00
26	MGDH-06A	MG	2011	432087	607295	1799.9	191.0	-41.3	500.20
27	MGDH-07	MG	2011	432225	607623	1848.0	199.2	-44.7	97.50
28	MGDH-07A	MG	2011	432226	607621	1848.0	199.7	-47.9	450.00

Table 10.2 Drill collar table for historical drilling at the Guayabales Project.

CM Colombian Mines Corporation. MG Mercer Gold. The collar locations are shown on Figure 10.1.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 10.1. Location map of the historical drill collar locations and drill hole traces in the Guayabales Project.

10.1.2	Collar and Downhole Surveys

The survey method used to record the drill collars is not recorded.

No downhole directional surveys were carried out.

10.1.3	Drill Platforms

The drill platforms were restored and revegetated after use. The hole collars are not marked.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

10.1.4	Recovery

The average core recovery of the holes is not known.

10.1.5	Logging and Sampling Protocols

The historical technical reports do not describe the protocols for the core handling, logging, sampling and chain of security for the two drill programs (Turner, 2010; Leroux, 2012). The core is stored in wooden boxes and was cut in half lengthwise with a diamond saw for sampling.

10.1.6	Density

No measurements of density or specific gravity were made from drill core in either program.

10.1.7	Results

A table of significant drill intersections is given in Table 10.3.

Colombian Mines drilled 17 diamond drill holes for a total of 2,078.8 m in 2008 numbered GDH-01 to GDH-17. It tested epithermal veins in the Encanto Zone (ME target) along 450 m strike length. Intersections included 21.85 m (9.18 m estimated true width) @ 2.43 g/t Au and 16.5 g/t Ag, including 3.15 m (1.32 m estimated true width) @ 11.0 g/t Au and 43.0 g/t Ag (GDH-07).

Mercer Gold drilled 11 diamond drill holes for 4,060.97 m in 2010-2011 numbered MGDH-01 to MGDH-7A, including four repeated holes with the suffix A when the original hole failed to reach the target depth. The targets were mostly epithermal veins in the Encanto Zone (ME target), and two holes tested porphyry-style mineralization in the Guayabales (Plutus South) and Plutus North targets. Significant intersections in the Encanto Zone included 13.7 m (11.4 m true width) @ 2.36 g/t Au and 38.0 g/t Ag (MGDH-01), 4.0 m (2.6 m true width) @ 2.00 g/t Au and 33.5 g/t Ag (MGDH-02), 2.0 m (1.66 m true width) @ 3.30 g/t Au and <2.0 g/t Ag (MGDH-04), 2.00 m (1.66 m true width) @ 5.56 g/t Au and 49.0 g/t Ag (MGDH-04A), 12.0 m (10.0 m true width) @ 2.14 g/t Au and 12.8 g/t Ag (MGDH-05), 4.0 m (3.33 m true width) @ 2.08 g/t Au and 5.0 g/t Ag (MGDH-05) and 2.0 m (1.66 m true width) @ 2.41 g/t Au and 22.0 g/t Ag (MGDH-05).

Two of the Mercer Gold holes, MGDH-06A and MGDH-07A, intersected porphyry style mineralization in the Guayabales (Plutus South) and Plutus North targets. Hole MGDH-06A was collared north of the Encanto Zone with azimuth 191°. The QP examined the core in 2020 and observed that the hole cut a feldspar-biotite diorite porphyry with large phenocrysts in the upper part of hole with intersections of Au mineralization >0.1 g/t of 96.5 m @ 0.169 g/t Au (7.5-104.0 m) and 138.0 m @ 0.113 g/t Au (128.0-266.0 m). The porphyry is interpreted to be inter-mineral in relative age. The lower part of the hole cut a late mineral quartz diorite porphyry with crowded phenocrysts with low grade Au mineralization <0.1 g/t. The inter-mineral diorite porphyry has biotite-magnetite alteration with quartz B veinlets with pyrite, molybdenite and a few magnetite veinlets. It is cross cut by pyrite veinlets and quartz-pyrite-molybdenite veinlets with a sericite halo, with pervasive sericite in places.

The QP also examined the core of hole MGDH-07A drilled across the Plutus North target with azimuth 199.7°. It cut inter-mineral diorite porphyries, magmatic breccia, basalt county rock and late-mineral basalt dykes. Mineralization >0.1 g/t Au occurs in saprolite, basalt and inter-mineral diorite porphyries in the upper part of the hole with intersections of 110.0 m @ 0.164 g/t Au (12.0-122.0 m) and 106.0 m @ 0.153 g/t Au (188.0-294.0 m).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole No.	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)
GDH-01	185.95	197.38	11.43	10.40	1.04	15.2
Includes	194.60	195.80	1.20	1.10	5.12	43.8
GDH-02	21.40	27.00	5.60	4.31	1.08	13.0
GDH-04	3.30	9.25	5.95	4.22	1.07	33.1
and	87.85	93.50	5.65	4.01	2.55	38.3
Includes	90.75	93.50	2.75	1.95	4.92	72.3
GDH-07	50.25	72.10	21.85	9.18	2.43	16.5
Includes	50.25	53.40	3.15	1.32	11.00	43.0
GDH-08	87.00	117.85	30.85	5.24	1.16	17.0
Includes	95.50	99.25	3.75	0.64	4.81	32.7
GDH-13	91.80	103.60	11.80	2.01	3.11	15.3
Includes	97.90	101.00	3.10	0.53	10.48	26.2
GDH-14	78.90	122.95	44.05	18.50	1.24	17.6
Includes	96.45	97.50	1.05	0.44	18.45	16.6
Includes	108.95	110.55	1.60	0.67	3.09	11.0
Includes	117.95	122.95	5.00	2.10	2.44	67.6
GDH-15	110.10	139.45	29.35	9.98	0.87	7.8
MGDH-01	20.80	42.50	21.70	18.00	1.70	28.4
Includes	28.80	42.50	13.70	11.40	2.36	38.0
MGDH-01A	24.00	44.00	20.00	16.70	1.71	12.6
MGDH-02	70.00	74.00	4.00	2.60	2.00	33.5
and	108.00	112.00	4.00	2.60	0.74	7.0
MGDH-03	204.00	209.00	5.00	4.16	0.90	1.3
and	308.00	312.00	4.00	3.30	1.00	27.5
and	498.00	506.00	8.00	6.63	1.90	2.2
MGDH-04	80.00	82.00	2.00	1.66	3.30	<2
and	184.00	186.00	2.00	1.66	1.33	18.0
MGDH-04A	120.00	122.00	2.00	1.66	5.56	49.0
and	180.00	182.00	2.00	1.66	1.74	6.0
MGDH-05	20.50	26.50	6.00	5.00	0.80	57.0
and	67.00	70.00	3.00	2.50	1.29	56.0
and	544.00	556.00	12.00	10.00	2.14	12.8
and	582.00	586.00	4.00	3.33	2.08	5.0
MGDH-06	226.00	228.00	2.00	1.66	2.41	0.6
MGDH-06A	7.50	104.00	96.50	n/a	0.17	1.1
and	128.00	266.00	138.00	n/a	0.11	3.5
MGDH-07	21.00	24.00	3.00	2.50	1.02	9.4
MGDH-07A	12.00	122.00	110.00	n/a	0.16	4.1
and	188.00	294.00	106.00	n/a	0.15	1.4

Table 10.3 Significant drill intersections in the Guayabales historical drill holes.

GDH intervals from Turner (2010) based on veins.

MGDH intervals from Leroux (2012) based on veins.

MGDH-06A, 07A porphyry intersections calculated by the QP at a cut-off of 0.1 g/t Au.

n/a not applicable.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

10.1.8	Sample Length / True Thickness

The drill intersections do not represent the true width of the mineralized zones. The true widths were estimated for the epithermal vein intersections by Turner (2010) and Leroux (2012) (Table 10.3). The true width cannot be estimated for porphyry intersections which require multiple holes to determine the geometry, width and thickness of the mineralised zones.

10.1.9	Comments

The protocols for the drilling, logging, sampling and QA-QC of the legacy drilling are not known but appear to have been carried out to current industry standards. The QP considers that there are no drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the results.

10.2	Collective Mining Drilling

10.2.1	Drill Programmes

Collective Mining carried out a Phase 1 diamond drilling programme between September 2021 and December 2022 of 27,618.15 m in 71 holes, and an ongoing Phase 2 diamond drilling programme from January 2023 to the effective date of this Technical Report of 95,109.55 m in 222 holes for a total of 122,727.70 m in 293 holes (Table 10.4). The contractors were Kluane Colombia SAS and Logan Drilling SAS using modular, portable drill rigs with hydraulic drive using the wireline core drilling method (Table 10.4). Up to 10 drill rigs were in operation at the same time during Phase 2. The drill hole distribution by target is listed in Table 10.5, the drill collars are listed in Table 10.6 and the collar locations are shown in a plan in Figure 10.3.

Most of the drilling was carried out at the Apollo (69.0%) and Trap (13.5%) targets, with the rest of the drilling on the Box, Knife-Towers, ME, Plutus North, Plutus South, X and Victory targets (Table 10.5). The average hole length is 418.87 m, the minimum length is 58.55 m, and the maximum length is 1192.80 m, with 5 holes greater than 1,000 m long and 28 holes greater than 700 m long.

Directional diamond drilling was used for some holes using the Aziwell system in order to accurately reach predetermined subsurface targets while ensuring optimal core recovery and orientation control. Directional drilling is employed when deviation or deflection of the borehole is required to follow a specific planned trajectory. This controlled drilling technique allows the drill bit to be guided along a non-vertical path toward the target using specialised downhole tools and steering systems, enabling precise interception of mineralised zones that cannot be reached through conventional vertical drilling methods. The system enables drilling of ‘mother holes’ and multiple ‘daughter’ holes.

The Aziwell system is a directional core barrel designed to conduct controlled drilling operations with core recovery capability and is operated in accordance with Aziwell’s established procedures. The orientation steps for the Directional Core Barrel (DCB) are as follows: (1) inspection of the 124" Stillson wrench, (2) verification of the drilling machine rotation stop sensor, (3) orientation of the DCB, (4) retrieval of the inner tube, and (5) acquisition of Aziguide sensor data to initiate the Directional Core Drilling (DCD) operation.

After these steps, directional drilling begins with adjustments to water pressure, while the diamond drilling machine operator is instructed on the drilling parameters to be followed before and during the run. The progress of drilling is continuously monitored to confirm proper advancement and to ensure that no deviations from the planned trajectory occur. Upon completion of the directional section, the drill rods must be withdrawn, the DCB removed, and replaced with a conventional core barrel to continue drilling the planned length of the daughter hole using standard diamond drilling techniques.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 10.2. Kluane KD-1000 hydraulic drill rig drilling hole APC-094 on Drill Pad 14 on 06 March 2024.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Year	Phase	Contractor	Rig type, x number	Core size, diameter (mm)	Holes	Total meters
2021-22	1	Kluane Colombia SAS	KD-1000 x 1 KD-1700 x 2	HTW (70.92), NTW (56.0), BTW (42.0)	71	27,618.15
2023-25	2	Kluane Colombia SAS	KD-1700 x 5 KD-1000 x 1 KD-200 x 2 KD-600 x 2	PQ (85.0), NQ (44.0), BQ (36.4), HQ3 (61.1), NQ3 (45.1), HTW (70.9), NTW (56.0), BTW (42.0)	210	91,239.00
2023-25	2	Logan Drilling SAS	DL-1000 x 1 LC-800 x 1	PQ (85.0), HQ (63.5), BQ (36.4), NQ3 (45.1)	12	3,870.55
				Sub-total Phase 2	222	95,109.55
				Total Phase 1 + 2	293	122,727.70

Table 10.4. Summary of the drilling contractors of the Guayabales diamond drill programmes.

Target	Platforms	Drill Holes	Total Length (m)	Meters (%)
Apollo	33	196	84,648.9	68.97
Box	6	16	5,403.6	4.40
Knife-Towers	2	5	1,628.9	1.32
ME	3	9	3,734.1	3.04
Plutus North	4	17	6,079.6	4.95
Plutus South	1	8	2,939.3	2.39
Trap	11	38	16,622.95	13.54
X	1	2	734.15	0.60
Victory	1	2	936.2	0.76
Grand Total	62	293	122,727.7	100

Table 10.5. Summary of Guayabales drill holes by target.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Number	Hole number	Target	Azimuth	Inclination	Depth (m)
1	APC_001	Apollo	170	-50	438.70
2	APC_002	Apollo	235	-42	393.10
3	APC_003	Apollo	28	-45	506.15
4	APC_004	Apollo	185	-50	327.80
5	APC_005	Apollo	235	-65	524.10
6	APC_006	Apollo	28	-60	759.00
7	APC_007	Apollo	225	-70	360.15
8	APC_008	Apollo	220	-78	523.00
9	APC_009	Apollo	168	-80	330.75
10	APC_010	Apollo	126	-50	439.05
11	APC_011	Apollo	195	-65	243.75
12	APC_012	Apollo	95	-67	474.35
13	APC_013	Apollo	85	-83	374.15
14	APC_014	Apollo	355	-57	407.50
15	APC_015	Apollo	310	-37	387.30
16	APC_016	Apollo	215	-40	303.35
17	APC_017	Apollo	356	-70	912.80
18	APC_018	Apollo	166	-66	499.05
19	APC_019	Apollo	144	-83	582.30
20	APC_020	Apollo	185	-60	445.40
21	APC_021	Apollo	356	-80	347.80
22	APC_022	Apollo	13	-60	734.80
23	APC_023	Apollo	170	-68	454.90
24	APC_024	Apollo	185	-80	349.95
25	APC_025	Apollo	326	-57	215.80
26	APC_026	Apollo	56	-76.5	813.70
27	APC_027	Apollo	84	-65	424.50
28	APC_028	Apollo	263	-73	956.35
29	APC_029	Apollo	6	-65	644.80
30	APC_030	Apollo	174	-83	589.00
31	APC_031	Apollo	330	-78	389.60
32	APC_032	Apollo	350	-82	323.35
33	APC_033	Apollo	0	-76	381.35
34	APC_034	Apollo	265	-75	217.45
35	APC_035	Apollo	313	-72	366.15
36	APC_036	Apollo	112	-75	154.10
37	APC_037	Apollo	342	-85	475.80
38	APC_038	Apollo	353	-80	183.70
39	APC_039	Apollo	33	-73	284.30
40	APC_040	Apollo	245	-80	214.55

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Number	Hole number	Target	Azimuth	Inclination	Depth (m)
41	APC_041	Apollo	50	-68	162.40
42	APC_042	Apollo	85	-85	126.30
43	APC_043	Apollo	305	-85	293.00
44	APC_044	Apollo	285	-80	430.20
45	APC_045	Apollo	190	-85	238.40
46	APC_046	Apollo	258	-77	425.55
47	APC_047	Apollo	81	-67	636.30
48	APC_048	Apollo	235	-75	354.55
49	APC_049	Apollo	315	-80	852.90
50	APC_050	Apollo	92	-65	264.20
51	APC_051	Apollo	180	-75	435.65
52	APC_052	Apollo	262	-60	209.15
53	APC_053	Apollo	50	-70	602.45
54	APC_054	Apollo	220	-75	629.75
55	APC_055	Apollo	17	-68	909.45
56	APC_056	Apollo	49	-60	453.00
57	APC_057	Apollo	265	-72	504.05
58	APC_058	Apollo	230	-68	314.70
59	APC_059	Apollo	182	-83	325.75
60	APC_060	Apollo	46	-65	599.45
61	APC_061	Apollo	223	-80	223.60
62	APC_062	Apollo	215	-56	333.15
63	APC_063	Apollo	25	-70	593.65
64	APC_064	Apollo	57	-59	484.80
65	APC_065	Apollo	37	-84	530.75
66	APC_066	Apollo	220	-80	514.05
67	APC_067	Apollo	91	-65	225.65
68	APC_068	Apollo	275	-65	353.40
69	APC_069	Apollo	86	-75	576.90
70	APC_070	Apollo	180	-76	293.30
71	APC_071	Apollo	115	-65	353.35
72	APC_072	Apollo	40	-70	528.45
73	APC_073	Apollo	295	-76	551.75
74	APC_074	Apollo	205	-55	532.10
75	APC_075	Apollo	240	-75	519.55
76	APC_076	Apollo	268	-80	139.10
77	APC_077	Apollo	180	-76	398.40
79	APC_079	Apollo	147	-80	559.55
80	APC_080	Apollo	200	-55	250.35
82	APC_082	Apollo	225	-50	263.10
84	APC_084	Apollo	165	-67	269.25

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Number	Hole number	Target	Azimuth	Inclination	Depth (m)
86	APC_086	Apollo	153	-64	229.35
88	APC_088	Apollo	349	-79	90.10
89	APC_089	Apollo	132	-60	187.70
90	APC_090	Apollo	211	-77	470.15
92	APC_092	Apollo	256	-59	757.45
93	APC_093	Apollo	8	-65	1144.50
94	APC_094	Apollo	90	-55	669.30
95	APC_095	Apollo	345	-68	1117.80
96	APC_096	Apollo	170	-72	469.60
97	APC_097	Apollo	317	-70	1129.05
98	APC_098D	Apollo	190	-64	280.30
99	APC_099D	Apollo	188	-66	403.10
103	APC_103D	Apollo	198	-74	900.20
104	APC_104D	Apollo	195	-72	166.30
105	APC_105D	Apollo	43	-80	682.00
107	APC_107D	Apollo	210	-63	167.55
108	APC_108	Apollo	110	-60	136.80
109	APC_109	Apollo	185	-85	105.95
110	APC_110	Apollo	180	-73	147.15
111	APC_111	Apollo	155	-76	131.60
112	APC_112	Apollo	5	-60	82.30
113	APC_113	Apollo	145	-80	105.00
114	APC_114	Apollo	280	-75	173.15
115	APC_115	Apollo	230	-75	342.15
116	APC_116	Apollo	340	-64	129.75
117	APC_117D	Apollo	211	-72	100.55
118	APC_118	Apollo	25	-66	169.70
119	APC_119	Apollo	300	-75	146.70
120	APC_120	Apollo	180	-75	195.50
121	APC_121	Apollo	48	-76	163.40
122	APC_122	Apollo	35	-70	397.50
123	APC_123	Apollo	223	-30	407.15
124	APC_124	Apollo	355	-76	137.00
125	APC_125	Apollo	45	-68	442.35
126	APC_126	Apollo	310	-75	384.30
127	APC_127	Apollo	220	-83	943.95
128	APC_128	Apollo	220	-40	476.60
129	APC_129	Apollo	25	-73	163.50
130	APC_130	Apollo	227	-51	543.25
131	APC_131	Apollo	350	-81	260.15
132	APC_132	Apollo	140	-80	203.85

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Number	Hole number	Target	Azimuth	Inclination	Depth (m)
133	APC_133	Apollo	240	-56	692.85
134	APC_134	Apollo	32	-82	264.40
135	APC_135	Apollo	50	-60	203.75
136	APC_136	Apollo	10	-45	161.90
137	APC_137	Apollo	233	-52	470.15
138	APC_139	Apollo	215	-57	396.10
139	APC001_D01	Apollo	169	-52.3	213.15
140	APC070_D01	Apollo	180.01	-65.59	624.10
141	APC070_D02	Apollo	163	-65	501.80
142	APC070_D03	Apollo	195.58	-64.74	481.10
143	APC070_D04	Apollo	207	-70	728.25
144	APC070_D05	Apollo	180	-76	778.60
145	APC070_D06	Apollo	206.44	-74.22	608.65
146	APC088_D01	Apollo	355.58	-62.24	1054.85
147	APC088_D02	Apollo	26.29	-56.65	855.00
148	APC090_D01	Apollo	233.37	-74.38	657.05
149	APC098_D01	Apollo	217	-35	479.45
150	APC098_D02	Apollo	186.7	-57	351.70
151	APC098_D03	Apollo	202.88	-61.01	462.65
152	APC098_D04	Apollo	209.73	-29.14	58.55
153	APC098_D05	Apollo	207.36	-47.06	461.80
154	APC099_D01	Apollo	162	-55	83.15
155	APC099_D02	Apollo	209.7	-56.6	805.00
156	APC099_D03	Apollo	159.56	-67.75	472.45
157	APC099_D04	Apollo	213	-68	771.90
158	APC099_D05	Apollo	220	-74	914.35
159	APC100_D01	Apollo	191	-64.5	381.15
160	APC103_D01	Apollo	209.2	-70	521.85
161	APC103_D02	Apollo	223	-71	361.35
162	APC103_D03	Apollo	236	-64.5	350.55
163	APC104_D01	Apollo	252	-54	750.20
164	APC104_D02	Apollo	261.94	-50.26	432.75
165	APC104_D03	Apollo	241	-55	509.10
166	APC104_D04	Apollo	224	-59	443.20
167	APC104_D05	Apollo	248	-60.5	791.60
168	APC104_D06	Apollo	264	-56	553.85
169	APC104_D07A	Apollo	208.84	-59.12	402.75
170	APC105_D01	Apollo	43	-82	636.25
171	APC107_D01	Apollo	251	-53	545.50
172	APC107_D02	Apollo	241.14	-54.26	405.25
173	APC107_D03	Apollo	259	-54	513.70

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Number	Hole number	Target	Azimuth	Inclination	Depth (m)
174	APC107_D04	Apollo	203.8	-65	240.90
175	APC107_D05	Apollo	186	-57	317.80
176	APC117_D01	Apollo	233	-47	800.10
91	APC_091	Apollo Extension	5	-72	753.65
100	APC_100D	Apollo Extension	152	-67	518.05
101	APC_101	Apollo Extension	200	-68	284.60
102	APC_102	Apollo Extension	240	-65	608.15
106	APC_106D	Apollo Extension	195	-71.5	751.20
209	OLCC_001	Apollo Extension	265	-80	366.85
210	OLCC_002	Apollo Extension	250	-60	424.20
211	OLCC_003	Apollo Extension	310	-60	632.75
212	OLCC_004	Apollo Extension	280	-55	688.10
213	OLCC_005	Apollo Extension	330	-70	415.85
214	OLCC_006	Apollo Extension	250	-50	276.35
215	OLCC_007	Apollo Extension	250	-78	326.05
216	OLCC_008	Apollo Extension	195	-52	333.70
217	OLCC_009	Apollo Extension	355	-65	411.85
218	OLCC_010	Apollo Extension	347	-45	134.40
219	OLCC_011	Apollo Extension	294	-82	168.30
220	OLCC_012	Apollo Extension	294	-55	401.30
221	OLCC_013	Apollo Extension	130	-80	189.25
222	OLCS_001	Apollo Extension	130	-65	349.05
223	OLCS_002D	Apollo Extension	22	-50	175.80
224	OLCS_002D01	Apollo Extension	18	-50	234.40
225	OLCS_003	Apollo Extension	225	-50	162.10
226	OLCS_004	Apollo Extension	72	-53	141.70
227	OLCS_005	Apollo Extension	95	-65	402.65
228	OLCU_001	Apollo Extension	215	-30	243.00
229	OLCU_002	Apollo Extension	51	-40	331.80
230	OLCU_003	Apollo Extension	25	-35	290.20
231	OLD_001	Apollo Extension	310	-79	1192.80
232	OLD_002	Apollo Extension	345	-50	319.55
248	PZC_003	Apollo Extension	0	-90	241.85
177	BOC_001	Box	2	-55	471.90
178	BOC_002	Box	230	-45	200.40
179	BOC_003	Box	75	-36	339.05
180	BOXC_001	Box	210	-55	616.00
181	BOXC_002	Box	205	-65	206.70
182	BOXC_003	Box	192	-55	482.10
183	BOXC_004	Box	180	-83	275.50
184	BOXC_005	Box	171	-65	254.75

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Number	Hole number	Target	Azimuth	Inclination	Depth (m)
185	BOXC_006	Box	50	-40	365.15
186	BOXC_007	Box	15	-60	132.00
187	BOXC_008	Box	268	-80	492.55
188	BOXC_009	Box	60	-68	239.40
189	BOXC_010	Box	343	-60	349.85
190	BOXC_011	Box	17	-67	595.85
191	BOXC_012	Box	348	-60	271.40
192	BOXC_013	Box	215	-60	111.00
203	KNC_001	Knife	230	-50	204.45
204	KNC_002	Knife	11	-50	452.05
78	APC_078	ME	213	-70	479.55
81	APC_081	ME	213	-80	476.00
83	APC_083	ME	213	-87	391.40
85	APC_085	ME	180	-65	385.05
87	APC_087	ME	150	-65	73.70
205	MEC_001	ME	217	-77	544.60
206	MEC_002	ME	40	-64	585.85
207	MEC_003	ME	50	-65	376.95
208	MEC_004	ME	150	-60	421.00
193	DOC_001	Plutus North	320	-50	263.15
194	DOC_002	Plutus North	0	-60	264.75
195	DOC_003	Plutus North	0	-75	380.95
196	DOC_004	Plutus North	250	-85	312.30
197	DOC_005	Plutus North	110	-80	327.25
198	DOC_006	Plutus North	15	-85	243.00
199	DOC_007	Plutus North	40	-85	155.15
200	DOC_008	Plutus North	355	-70	150.95
201	DOC_009	Plutus North	237	-52	185.30
202	DOC_010	Plutus North	335	-82	251.75
233	PNC_001	Plutus North	203	-70	594.95
234	PNC_002	Plutus North	232	-55	579.40
235	PNC_003	Plutus North	163	-73	456.80
236	PNC_004	Plutus North	238	-50	614.20
237	PNC_005	Plutus North	240	-78	464.20
238	PNC_006	Plutus North	210	-73	374.45
239	PNC_007	Plutus North	350	-73	461.05
240	PSC_001	Plutus South	337	-60	502.45
241	PSC_002	Plutus South	76	-75	453.80
242	PSC_003	Plutus South	30	-73	347.55
243	PSC_004	Plutus South	215	-70	471.95
244	PSC_005	Plutus South	255	-70	182.60

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Number	Hole number	Target	Azimuth	Inclination	Depth (m)
245	PSC_006	Plutus South	140	-70	210.75
246	PSC_007	Plutus South	355	-88	283.45
247	PSC_008	Plutus South	345	-75	486.75
249	TOC_001	Tower	262	-60	387.85
250	TOC_002	Tower	200	-60	238.90
251	TOC_003	Tower	350	-60	345.65
252	TRC_001	Trap	10	-55	380.25
253	TRC_002	Trap	160	-58	665.50
254	TRC_003	Trap	280	-58	479.05
255	TRC_004	Trap	90	-65	330.15
256	TRC_005	Trap	178	-70	563.50
257	TRC_006	Trap	150	-72	829.05
258	TRC_007	Trap	270	-81	357.75
259	TRC_007A	Trap	192	-72	843.10
260	TRC_008	Trap	218	-67	407.90
261	TRC_009	Trap	170	-72	524.35
262	TRC_010	Trap	315	-82	556.70
263	TRC_011	Trap	190	-80	659.60
264	TRC_012	Trap	201	-75	637.35
265	TRC_013	Trap	64	-60	416.80
266	TRC_014	Trap	225	-74	548.25
267	TRC_015	Trap	100	-70	327.35
268	TRC_016	Trap	260	-74	438.55
269	TRC_017	Trap	250	-58	355.95
270	TRC_018	Trap	238	-83	311.80
271	TRC_019	Trap	220	-62	399.50
272	TRC_020	Trap	210	-50	463.70
273	TRC_021	Trap	235	-75	552.80
274	TRC_022	Trap	5	-65	324.85
275	TRC_023	Trap	199	-81	294.25
276	TRC_024	Trap	55	-65	350.50
277	TRC_025	Trap	335	-68	301.25
278	TRC_026	Trap	33	-70	210.20
279	TRC_027	Trap	85	-65	265.40
280	TRC_028D	Trap	234	-85	362.05
281	TRC_029	Trap	353	-73	247.80
282	TRC_030	Trap	185	-83	212.50
283	TRC_031	Trap	190	-62	323.90
284	TRC_032	Trap	229	-65	637.80
285	TRC_033	Trap	245	-58	623.35
286	TRC028_D01	Trap	246	-75	504.60
287	TRC028_D02	Trap	281.54	-71.09	235.90
288	VICE_001	Trap	25	-50	364.65
289	VICE_002	Trap	75	-52	315.00
290	VICW_001	Victory	185	-55	519.90
291	VICW_002	Victory	219	-55	416.30
292	XTC_001	X	24	-45	395.10
293	XTC_002	X	320	-50	339.05

Table 10.6. Table of Collective Mining drill holes.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

The collar locations are shown in Figure 10.3. D indicates a daughter hole.

Figure 10.3. Location map of Collective Mining drill holes in Guayabales.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

10.2.2	Collar and Downhole Surveys

The collars are surveyed by total station using a network of eight survey control points. Downhole directional surveys are made using a gyro survey instrument several times during the drilling of a hole.

Acoustic televiewer downhole surveys have been made in 49 drill holes totalling 17,496.37 m. The acoustic televiewer survey works by the transmission of an ultrasonic pulse to the borehole walls in which amplitude and travel time values are used to generate a high-resolution image of the walls. The objective is to identify the orientation of the different planar structures including faults, veins, fractures, damage zones, foliation, and others. The raw data is processed and filtered and precise structure orientations are manually picked. These are ranked based on the continuity, infill and aperture of the structure, and then contrasted in the image and confirmed through logging. Furthermore, rock quality and competence variables can be assessed through the images and data, as well as for tracking the phreatic level.

Importantly, given that televiewer analysis generates a large volume of picked structures, the correlation of televiewer with drill core structures will facilitate subsequent analysis of kinematics, geometry, distribution, density and 3D modelling. Filtering the picked data in terms of continuity, aperture, and a variety of orientations in 3D and structural related software provides insightful information for understanding and exploring the mineralized system.

Target	Surveyed drill holes	Sum of Interval (m)
Apollo	30	10758.52
Box	4	1067.62
ME	1	362.15
Plutus South	2	664.83
Trap	12	4643.15
Grand Total	49	17496.37

Table 10.7. Acoustic televiewer surveyed drill holes

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

10.2.3	Drill Pads

The drill pads are built by hand due to the steep slopes and are accessed by mule trails (Figure 10.4). Multiple holes are drilled from each pad. A collar monument is installed. The pads are restored and revegetated after final use. The drill rigs are man-portable. Men and mules move the rigs, rods, tanks and accessories, carry in consumables such as fuel and drilling mud, and carry out core boxes. Water is pumped from streams at two authorised water licenses and distributed by water lines over several kilometres to the pads. Returned drill water is collected in tanks, rather than sumps, and is recirculated. Drill cuttings are treated as hazardous waste due to the presence of sulphides and metals. The solids settle out in the recirculation tanks, are collected and put in sacks, then taken to the core logging facility in Supia, and, together with the cuttings from the core saw, are periodically collected by a licensed contractor for safe disposal at an authorised hazardous waste disposal facility.

Figure 10.4. A typical drill platform.

10.2.4	Recovery

The average core recovery for all drilling programs is 98%.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

10.2.5	Logging and Sampling Protocols

A summary of the core logging and sampling flowsheet, protocols and chain of custody is given in Table 10.8. There is a written manual of protocols. Core logging, sample preparation and storage of core, coarse rejects and pulps are carried out at a secure Core Logging & Storage Facility in Supia (Figure 10.5, Figure 10.6).

Figure 10.5. Core logging facility in Supia (2023).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 10.6. Core storage facility in Supia (2025).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Step	Location	Person(s)	Description
1	Transport from rig to Core Logging & Storage Facility, Supia	Drill contractor	The core boxes are transported by the drilling company from the rig to the road by mule, and by pick-up truck to the core logging facility. Custody is given to the Logging Manager.
2	Core Logging & Storage Facility	Logging manager	Check core boxes against driller’s list.
3	Core Logging & Storage Facility	Geologist	Quick log.
4	Core Logging & Storage Facility	Technician	Photo 1 of uncut core boxes. Photos are stored directly in a laptop computer and named using IMAGO app.
5	Core Logging & Storage Facility	Technician	Geotechnical log.
6	Core Logging & Storage Facility	Geologist	Geological log using MX Deposit program on a laptop computer.
7	Core Logging & Storage Facility	Geologist	Mark sample intervals and cut-line. Priority is given to geology. Minimum sample length 0.50 m, maximum 2.00 m.
8	Core Logging & Storage Facility	Technician	Assign sample numbers and list in laptop using MX Deposit.
9	Core Logging & Storage Facility	Technician core cutting	Cut core using a diamond core saw.
10	Core Logging & Storage Facility	Technician	Sample cut core into plastic bags and seal with cable tie.
11	Core Logging & Storage Facility	Technician	Photo 2 of cut and sampled core boxes.
12	Core Logging & Storage Facility	Technician	Magnetic susceptibility.
13	Core Logging & Storage Facility	Technician	Select specific gravity samples for shipment to lab.
14	Core Logging & Storage Facility	Geologist, technician	Insert QAQC samples.
15	Core Logging & Storage Facility	Technicians	Core boxes stored in rack.
16	Core Logging & Storage Facility	Technician	Samples packed in sacks and labelled. Lab order form prepared.
17	Transport to laboratory, Medellin	Pickup Truck and driver from company that provides the field vehicles	Sample batches sent to lab three times per week.
18	Laboratory Medellin	Laboratory personnel	Custody is given to the laboratory. Receive samples. Sample preparation.
19	Laboratory Callao	Laboratory personnel	Sample pulps shipped by courier to assay lab.
20	Core Logging & Storage Facility, Supia	Technician	Custody is given to the Logging Manager. Sample coarse rejects and pulps returned by lab, checked, noted in database, stored in Core Storage Facility.

Table 10.8. Core logging and sampling flowsheet with chain of custody.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

10.2.6	Geotechnical Logging

Geotechnical logging is carried out as follows:

●	Core recovery measurement, recorded on a meter-by-meter basis, to determine the recovery of rock material, identify the exact depths of key intervals, and locate core losses that occurred during drilling. This information directly influences the accuracy of subsequent geotechnical analyses.

●	Measurement of Rock Quality Designation (RQD) to assess the degree of fracturing within the rock, provide an approximate indication of cohesion, and estimate representative block size within the rock mass.

●	Point Load Testing (PLT) is conducted on selected core samples to evaluate approximate rock strength based on the uncorrected point load index. The results provide quantitative information on rock strength under varying loading conditions, depths, and geotechnical units, establishing a link between qualitative strength assessments and quantitative engineering requirements.

●	Geotechnical logging following the Rock Mass Rating (RMR) classification system proposed by Bieniawski (1989), which includes the description and characterization of discontinuities as well as additional parameters such as rock strength, fracture frequency, groundwater conditions, and structural orientations. The Geological Strength Index (GSI) proposed by Hoek and Marinos (2000) is also applied to classify rock mass quality through direct observation of the rock and its discontinuities.

10.2.7	Density

Density measurements are carried out by the company by coating complete drill cores with paraffin wax. Measurements have been made on 8,368 samples from 223 drill holes with an average density of 2.71 g/cm3 (Table 10.9). Density measurements are carried out by the following procedure using Archimedes' principle:

●	Systematic core sampling every 10 m, or at shorter intervals according to geological criteria due to changes in lithology, alteration, and/or mineralization.

●	The selected samples must be complete cores with a length between 10 and 30 cm, depending on the diameter of the core. Only in special cases is half core used.

●	The sample undergoes a process of dry weighing, complete coating with paraffin wax, and weighing by immersing it in water.

●	Weights and density values (paraffin and water) are used to calculate the apparent specific gravity.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Additionally, specific gravity was measured on 91 samples from the Apollo target at ALS Colombia Ltda laboratory in Medellin by weighing in air and water after wax coating.

Target	Number of samples	Paraffin-coated average density (g/cm3)
Apollo	5,240	2.72
ME	355	2.71
Plutus South	202	2.67
Plutus North	342	2.67
The Box	403	2.72
Trap	1,598	2.66
X	73	2.69
Tower	91	2.70
Knife	64	2.67
Total	8,368	2.71

Table 10.9. Summary of density measurements of Guayabales core.

10.2.8	Magnetic Susceptibility

Magnetic susceptibility and electrical conductivity measurements were conducted using a KT-10 Magnetic Susceptibility Meter (Terraplus). This handheld instrument operates at a frequency of 10 kHz and provides high-sensitivity measurements in the range of 0.001 × 10⁻³ to 1,999.99 × 10⁻³ SI units for magnetic susceptibility and 1 to 100,000 S/m for conductivity. Measurements are taken directly on intact drill core at 25 cm intervals along the entire length of each hole. The results are averaged over one-metre intervals to obtain a single representative value for both magnetic susceptibility and conductivity per metre of core. All measurements are performed in discrete mode to ensure repeatability and to minimize coil-position variability relative to the core surface. This dataset is maintained and reviewed on a daily basis to monitor geophysical variations across lithological units and mineralised intervals, providing additional support for geological interpretation and correlation with geochemical and petrophysical data.

10.2.9	Mineralogy

Collective Mining has carried out petrography of 58 samples from drill core from the Apollo, Plutus North and Trap targets. These were carried out by Minerlab Ltds (26), University of Caldas (14) and SGS Chile (18).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Advanced mineralogy by Qemscan / Tima was carried out for 28 samples from Apollo at SGS Chile (24) and ALS Kamloops (4).

Spectral analysis of core (3,098 samples) and sample pulps (578 samples) was carried out by Collective Mining using Terraspec short-wave infra-red (SWIR) spectroscopy.

10.2.10	Results

The drilling program at the Guayabales project resulted in the discovery of significant mineral system at the Apollo target along with additional drilling discoveries in other targets such as Plutus, Trap, Box, ME and X.

10.2.10.1	Apollo Target

The drill programme resulted in a significant grassroots discovery of a new bulk tonnage and high-grade, gold-silver-copper-tungsten porphyry-breccia-vein system named the Apollo Porphyry System. The discovery hole was announced on 22 June 2022. A total of 196 holes were drilled from 2021 to September 2025, the effective date of this Technical Report, from 33 different pads for 84,648.9m at the Apollo Target.

On a grams/tonne x metres basis, APC104-D5 is the highest-grade intercept drilled at Apollo yielding 1,499 g/t gold equivalent. To date, the company has drilled 18 gold equivalent accumulation intercepts at over 1,000-grams x metres at Apollo as follows:

●	APC104_D05: 497.35 m @ 2.68 g/t Au, 20 g/t Ag, 0.05% Cu

●	APC104_D01: 534.40 m @ 2.16 g/t Au, 32 g/t Ag, 0.09% Cu

●	APC_072: 519.10 m @ 2.12 g/t Au, 36 g/t Ag, 0.10% Cu

●	APC_055: 792.25 m @ 0.88 g/t Au, 39 g/t Ag, 0.18% Cu

●	APC104_D02: 402.60 m @ 2.32 g/t Au, 43 g/t Ag, 0.14% Cu

●	APC_064: 451.40 m @ 1.48 g/t Au, 57 g/t Ag, 0.26% Cu

●	APC_035: 359.15m @ 1.84 g/t Au, 48 g/t Ag, 0.48% Cu

●	APC_060: 557.85 m @ 0.74 g/t Au, 59 g/t Ag, 0.33% Cu

●	APC_095: 513.70 m @ 1.50 g/t Au, 42 g/t Ag, 0.18% Cu

●	APC088_D02: 548.90 m @ 1.33 g/t Au, 31 g/t Ag, 0.12% Cu

●	APC_122: 397.50 m @ 1.20 g/t Au, 60 g/t Ag, 0.33% Cu

●	APC_093: 560.05m @ 1.18 g/t Au,34 g/t Ag, 0.33% Cu

●	APC_053: 329.75m @ 2.30 g/t Au, 42 g/t Ag, 0.16% Cu

●	APC099_D05: 517.35 m @ 1.84 g/t Au, 10 g/t Ag, 0.03% Cu

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

●	APC_049: 847.25 m @ 0.64 g/t Au, 16 g/t Ag, 0.14% Cu

●	APC_065: 503.25 m @ 1.55 g/t Au, 23 g/t Ag, 0.10% Cu

●	APC_031: 384.70 m @ 1.17 g/t Au, 43 g/t Ag, 0.37% Cu

●	APC_063: 593.65 m @ 1.46 g/t Au, 15 g/t Ag, 0.03% Cu

Specifics zones of the Apollo target are:

Shallow Tungsten Zone

●	APC_115: 124.00 m @ 0.55 g/t Au, 86 g/t Ag, 0.63% Cu, 0.16% WO3 from surface

●	APC_129: 95.85m @ 0.76 g/t Au, 55 g/t Ag, 0.52% Cu, 0.15% WO3 from 30.80 m

●	APC_125: 442.35 m @ 1.18 g/t Au, 43 g/t Ag, 0.21% Cu, 0.05% WO3 from surface

●	APC_134: 183.70 m @ 0.86 g/t Au, 44 g/t Ag, 0.83% Cu, 0.14% WO3 from 37.30 m

High-Grade Zones:

●	APC104_D01: 150.55 m @ 4.71 g/t Au, 87 g/t Ag, 0.22% Cu

●	APC104_D02: 181.35 m @ 4.00 g/t Au, 80 g/t Ag, 0.28% Cu

●	APC104_D05: 106.35 m @ 8.12 g/t Au, 57 g/t Ag, 0.12% Cu

Ramp Zone:

●	APC099_D05: 57.65 m @ 7.83 g/t Au, 33 g/t Ag

●	APC103_D02: 51.95 m @ 8.21 g/t Au, 30 g/t Ag

●	APC105_D01: 75.80 m @ 8.06 g/t Au, 15 g/t Ag

The significant intersections of the results are listed in Table 10.10. The current dimensions of the Apollo Porphyry System are 600 m along strike by 400 m across by 1,200 m vertical, and it is open in all directions. The breccia lies within stockwork mineralization. The high grades in the breccia are due to multiple phases of mineralization which include early gold-silver-copper-tungsten breccia matrix mineralization derived from a reduced intrusion related source and younger, overprinting, sheeted carbonate base metal vein systems.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
OLCC_001	30.55	146.80	116.25	0.85	9		0.02	-
OLCC_001	83.95	93.50	9.55	7.90	28		0.02	0.007
OLCC_001	202.20	203.70	1.50	1.00	476		2.86	0.004
OLCC_002	46.00	87.80	41.80	0.20	25		0.04	0.012
OLCC_002	151.15	152.00	0.85	3.42	176		0.13	0.002
OLCC_002	259.75	260.25	0.50	7.03	80		0.14	0.006
OLCC_003	61.70	363.60	301.90	0.89	12		0.03	0.003
OLCC_003	70.95	72.10	1.15	7.59	22		0.01	0.002
OLCC_003	195.90	197.25	1.35	70.32	457		0.33	0.012
OLCC_003	214.80	215.50	0.70	15.02	7		0.06	0.016
OLCC_003	329.60	330.90	1.30	42.62	108		0.03	0.002
OLCC_003	470.20	471.70	1.50	5.53	0		0.03	0.000
OLCC_003	486.70	520.90	34.20	0.74	8		0.03	0.001
OLCC_003	508.60	509.10	0.50	12.89	24		0.02	0.001
OLCC_003	630.00	630.50	0.50	7.43	29		0.05	0.001
OLCC_004	73.00	289.70	216.70	0.79	14		0.04	0.004
OLCC_004	73.00	83.25	10.25	8.89	142		0.02	0.007
OLCC_004	288.60	289.70	1.10	38.54	263		2.86	0.004
OLCC_004	427.10	427.80	0.70	9.11	1		0.01	0.001
OLCC_004	449.20	449.80	0.60	5.84	16		0.02	0.001
OLCC_004	480.30	590.40	110.10	0.69	7		0.02	0.001
OLCC_004	526.40	528.35	1.95	4.25	62		0.04	0.001
OLCC_004	539.15	542.30	3.15	3.42	43		0.03	0.001
OLCC_005	11.00	70.60	59.60	0.60	23		0.03	0.004
OLCC_005	38.80	40.10	1.30	7.07	4		0.05	0.003
OLCC_005	43.10	43.80	0.70	4.30	215		0.08	0.002
OLCC_005	196.40	221.65	25.25	0.42	22		0.04	0.005
OLCC_005	360.35	361.65	1.30	4.35	80		0.09	0.001
OLCC_006	NSV
OLCC_007	225.20	227.00	1.80	1.54	32		0.03	0.000
OLCC_008	143.65	145.10	1.45	1.80	46		0.02	0.002
OLCC_008	265.70	266.30	0.60	9.80	242		0.21	0.001
OLCC_008	306.30	306.80	0.50	1.99	31		0.03	0.010
OLCC_009	67.00	68.15	1.15	0.02	221		0.03	0.001
OLCC_009	92.80	93.30	0.50	5.19	4		0.02	0.001
OLCC_009	145.20	148.00	2.80	0.63	150		0.08	0.004
OLCC_009	194.30	194.85	0.55	3.71	14		0.02	0.022
OLCC_009	408.55	409.05	0.50	2.29	115		0.16	0.002
OLCC_010	NSV
OLCC_011	45.50	46.20	0.70	2.46	16		0.02	0.001

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
OLCC_011	72.75	80.60	7.85	1.66	89		0.04	0.010
OLCC_011	79.35	80.60	1.25	7.00	341		0.06	0.005
OLCC_011	115.90	116.70	0.80	2.37	84		0.10	0.002
OLCC_012	31.35	32.35	1.00	4.55	1		0.01	0.006
OLCC_012	74.40	76.15	1.75	2.48	23		0.04	0.005
OLCC_012	108.25	109.25	1.00	3.26	109		0.11	0.002
OLCC_012	243.00	243.60	0.60	7.05	40		0.07	0.005
OLCC_012	264.75	269.50	4.75	4.19	112		0.09	0.005
OLCC_013	20.60	57.30	36.70	0.21	38		0.02	0.008
OLCC_013	94.40	114.40	20.00	0.27	58		0.11	0.007
OLCC_013	101.40	102.70	1.30	0.32	306		0.04	0.006
OLCC_013	111.00	111.80	0.80	1.16	245		0.81	0.004
OLCU_001	NSV
OLCU_002	5.90	6.40	0.50	3.40	242		0.13	0.004
OLCU_002	133.55	134.25	0.70	1.51	180		0.13	0.002
OLCU_002	172.60	227.85	55.25	1.75	11		0.02	0.003
OLCU_002	205.00	206.60	1.60	3.01	20		0.02	0.010
OLCU_002	207.60	208.80	1.20	2.89	10		0.01	0.006
OLCU_002	211.05	211.60	0.55	4.39	14		0.02	0.001
OLCU_002	217.30	224.75	7.45	8.62	28		0.04	0.002
OLCU_002	264.70	265.20	0.50	8.05	89		0.05	0.002
OLCU_002	284.15	331.30	47.15	0.61	18		0.03	0.004
OLCU_002	301.50	302.70	1.20	2.75	55		0.02	0.004
OLCU_002	329.80	331.30	1.50	2.87	34		0.05	0.003
OLCU_003	58.55	59.40	0.85	4.53	12		0.01	0.004
OLCU_003	116.85	134.30	17.45	0.64	9		0.03	0.002
OLCU_003	111.55	112.25	0.70	2.12	108		0.14	0.002
OLCU_003	133.70	134.30	0.60	8.95	10		0.03	0.001
OLCU_003	204.80	206.10	1.30	3.45	26		0.03	0.003
OLCS_001	90.40	91.70	1.30	1.88	208		0.04	0.004
OLCS_002D	67.90	68.40	0.50	0.64	132		0.52	0.001
OLCS_002D01	189.35	191.00	1.65	3.25	29		0.02	0.002
OLCS_003	37.00	78.80	41.80	0.64	34
OLCS_003	38.50	48.90	10.40	1.67	36
OLCS_003	73.60	78.80	5.20	0.78	117
OLCS_004	117.40	118.40	1.00	2.32	51		0.04	0.002
OLCS_004	129.70	132.50	2.80	0.23	329		0.08	0.020
OLCS_005	50.00	53.20	3.20	14.30	5		0.02	0.001
OLCS_005	93.20	94.30	1.10	7.89	52		0.04	0.006
OLCS_005	108.45	109.00	0.55	3.65	6		0.01	0.001
OLCS_005	133.25	134.35	1.10	4.97	103		0.02	0.006

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
OLCS_005	268.30	271.45	3.15	0.33	116		0.01	0.001
OLCS_005	362.00	362.90	0.90	4.16	7		0.02	0.002
APC_001	291.60	379.40	87.80	0.88	61	0.07	0.39	0.001
APC_001	291.60	302.50	10.90	1.03	156	0.34	0.58	0.001
APC_001	352.00	366.30	14.30	2.41	28	0.02	0.50	0.001
APC001_D01	293.00	382.40	89.40	0.89	58	0.07	0.39	0.001
APC001_D01	296.60	315.90	19.35	1.04	128	0.13	0.53	0.001
APC001_D01	367.10	382.40	15.30	1.90	16	0.01	0.14	0.001
APC_002	154.70	361.85	207.15	1.46	45	0.08	0.31	0.002
APC_002	192.50	209.90	17.40	6.57	44	0.29	0.08	0.003
APC_002	270.60	291.55	20.95	3.67	68	0.03	0.41	0.002
APC_003	303.40	484.00	180.60	1.52	39	0.13	0.16	0.001
APC_003	304.90	326.00	21.10	2.86	24	0.28	0.04	0.001
APC_003	363.10	409.70	46.60	3.78	58	0.33	0.20	0.001
APC_004	132.30	149.80	17.50	12.79	21
APC_004	143.60	144.25	0.65	331.47	53
APC_005	210.25	478.25	268.00	0.89	22	0.11	0.13	0.002
APC_005	210.25	226.60	16.35	1.95	20	0.31	0.04	0.001
APC_005	252.60	271.80	19.20	2.61	14	0.27	0.04	0.000
APC_005	456.00	478.25	22.25	2.30	21	0.33	0.04	0.002
APC_005	496.80	510.65	13.85	0.71	9	0.14	0.02	0.001
APC_006	364.60	690.65	326.05	0.85	10	0.04	0.04	0.001
APC_006	480.15	631.65	151.50	0.96	11	0.06	0.04	0.001
APC_006	680.10	690.65	10.55	4.67	7	0.01	0.05	0.000
APC_007	85.65	111.20	25.55	0.40	23	0.08	0.02	0.002
APC_007	110.10	111.20	1.10	5.62	158
APC_007	199.85	238.25	38.40	1.30	21	0.05	0.04	0.000
APC_007	207.10	222.35	15.25	2.29	33
APC_007	325.00	345.45	20.45	0.49	31	0.02	0.05	0.000
APC_008	202.00	467.75	265.75	1.26	55	0.07	0.22	0.045
APC_008	202.00	215.20	13.20	3.68	27	0.32	0.03	0.238
APC_008	239.05	257.50	18.45	3.48	53	0.24	0.12	0.216
APC_008	279.40	307.85	28.45	3.70	24	0.03	0.16	0.016
APC_008	342.60	358.10	15.50	2.15	158	0.13	0.47	0.104
APC_009	NSV
APC_010	NSV
APC_011	55.00	55.60	0.60	7.73	28	0.07	0.02	0.001
APC_011	157.55	158.10	0.55	1.88	61	0.58	0.06	0.001
APC_011	160.00	161.20	1.20	2.89	113	0.74	0.07	0.001
APC_011	173.60	174.25	0.65	5.95	18	0.14	0.02	0.002
APC_011	231.00	231.65	0.65	11.80	12	0.54	0.01	0.001

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
APC_011	234.70	235.45	0.75	2.42	50	0.14	0.02	0.001
APC_011	237.10	238.45	1.35	4.22	11	0.08	0.02	0.001
APC_012	191.35	429.05	237.70	1.15	72	0.08	0.38	0.001
APC_012	209.70	224.00	14.30	4.01	77	0.27	0.21	0.001
APC_012	339.55	361.30	21.75	3.84	210	0.37	0.68	0.001
APC_012	416.90	429.05	12.15	3.64	84	0.04	0.22	0.001
APC_013	126.40	143.20	16.80	4.24	19	0.24	0.01	0.001
APC_013	128.95	132.85	3.90	9.73	34	0.46	0.02	0.000
APC_013	141.20	143.20	2.00	15.54	65	1.03	0.02	0.001
APC_013	242.10	242.80	0.70	3.63	24	0.12	0.02	0.000
APC_013	343.60	353.70	10.10	1.15	16	0.05	0.01	0.000
APC_013	343.60	345.60	2.00	2.77	25	0.10	0.01	0.000
APC_014	84.25	131.70	47.45	0.81	13	0.01	0.20	0.003
APC_014	197.00	391.30	194.30	0.39	56	0.03	0.44	0.002
APC_015	54.20	110.25	56.05	0.37	5		-	-
APC_015	68.60	69.10	0.50	6.26	15		-	-
APC_015	77.85	79.20	1.35	4.17	20		-	-
APC_015	180.95	181.65	0.70	13.29	9		-	-
APC_015	206.95	207.50	0.55	7.87	5		-	-
APC_016	NSV
APC_017	118.20	190.50	72.30	1.00	28		0.63	0.004
APC_017	121.90	130.40	8.50	2.42	30		0.61	0.005
APC_017	252.60	264.25	11.65	1.80	4		0.05	0.002
APC_017	365.15	912.80	547.65	0.76	14		0.04	0.001
APC_017	527.80	561.10	33.30	3.01	19		0.05	0.002
APC_017	579.20	596.80	17.60	2.37	25		0.06	0.001
APC_017	816.00	837.50	21.50	1.53	28		0.09	0.001
APC_018	136.05	304.65	168.60	0.98	69		0.50	0.002
APC_018	149.20	157.00	7.80	5.08	35		0.52	0.002
APC_018	193.20	205.10	11.90	2.18	154		0.77	0.001
APC_018	233.90	251.50	17.60	1.49	56		0.74	0.002
APC_018	291.65	297.00	5.35	3.26	10		0.11	0.001
APC_019	199.20	497.80	298.60	0.48	34	-	0.31	0.002
APC_019	199.20	323.50	124.30	0.62	64	-	0.63	0.002
APC_020	298.20	400.40	102.20	2.72	28	0.21	0.08	0.001
APC_020	324.25	357.85	33.60	6.30	45	0.42	0.08	0.001
APC_021	NSV
APC_022	89.25	136.50	47.25	4.65	22		0.39	0.003
APC_022	167.00	183.80	16.80	2.59	79		0.50	0.002
APC_022	308.80	734.80	426.00	1.05	23		0.08	0.001
APC_022	406.15	471.00	64.85	3.16	33		0.08	0.001

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
APC_022	568.10	593.90	25.80	2.23	25		0.05	0.001
APC_022	665.85	681.40	15.55	1.59	26		0.07	0.001
APC_023	311.35	383.05	71.70	0.86	10		0.02	0.001
APC_023	359.10	376.40	17.30	1.47	14		0.04	0.001
APC_024	101.00	151.60	50.60	1.15	10		0.02	0.001
APC_024	110.05	120.20	10.15	2.19	8		0.01	0.003
APC_024	128.75	134.75	6.00	2.04	11		0.02	0.001
APC_024	316.25	317.65	1.40	4.85	26		0.08	0.001
APC_025	73.00	179.85	106.85	0.81	30		0.62	0.003
APC_025	111.00	125.00	14.00	2.00	35		0.75	0.005
APC_026	415.00	726.20	311.20	0.74	16		0.05	0.001
APC_026	415.00	551.90	136.90	1.14	20		0.06	0.001
APC_027	299.50	372.40	72.90	0.30	6		0.02	0.002
APC_028	286.60	305.55	18.95	1.11	12		0.04	0.001
APC_028	354.70	956.35	601.65	0.89	24		0.10	0.001
APC_028	354.70	614.65	259.95	1.21	43		0.20	0.001
APC_028	713.10	772.80	59.70	2.04	15		0.14	0.040
APC_028	863.15	868.80	5.65	2.00	13		0.04	0.001
APC_029	111.30	143.30	32.00	9.23	60		0.44	0.003
APC_029	194.80	203.45	8.65	0.57	82		0.27	0.001
APC_029	343.80	644.80	301.00	0.63	14		0.05	0.001
APC_029	343.80	558.20	214.40	0.77	14		0.05	0.001
APC_029	460.00	558.20	98.20	1.26	15		0.04	0.001
APC_030	267.60	586.25	318.65	0.61	19		0.12	0.002
APC_030	267.60	328.40	60.80	0.17	48		0.40	0.002
APC_030	472.30	553.70	81.40	1.95	18		0.04	0.002
APC_031	4.90	389.60	384.70	1.17	43		0.37	0.020
APC_031	4.90	325.70	320.80	1.34	49		0.44	0.020
APC_031	4.90	114.70	109.80	3.15	45		0.25	0.010
APC_031	4.90	47.25	42.35	4.81	23		0.09	0.001
APC_032	296.45	323.35	26.90	0.31	14
APC_033	6.65	381.35	374.70	0.85	53		0.34	0.002
APC_033	6.65	49.50	42.85	3.87	40		0.12	0.001
APC_034	NSV
APC_035	7.00	366.15	359.15	1.84	48		0.48	0.002
APC_035	7.00	42.30	35.30	7.96	22		0.09	0.001
APC_035	318.30	366.15	47.85	5.47	19		0.05	0.002
APC_036	2.80	113.20	110.40	1.73	9		0.14	0.004
APC_036	2.80	22.35	19.55	2.57	11		0.11	0.002
APC_036	102.05	113.20	11.15	6.84	14		0.28	0.006
APC_037

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
APC_038	0.00	169.95	169.95	1.36	19		0.32	0.002
APC_038	0.00	20.95	20.95	3.12	2		0.10	0.002
APC_038	156.60	169.95	13.35	2.28	32		0.63	0.002
APC_039	8.00	284.30	276.30	2.12	36		0.22	0.001
APC_039	8.00	41.00	33.00	4.44	26		0.11	0.001
APC_039	75.80	93.55	17.75	2.84	36		0.40	0.001
APC_039	185.80	196.95	11.15	3.55	18		0.04	0.001
APC_040	1.50	170.75	169.25	1.93	19		0.38	0.003
APC_040	1.50	18.25	16.75	2.90	16		0.18	0.002
APC_040	18.25	30.20	11.95	9.45	8		0.16	0.002
APC_040	87.85	132.70	44.85	2.58	30		0.61	0.005
APC_041	1.65	83.70	82.05	2.81	13		0.10	0.002
APC_041	1.65	29.70	28.05	3.44	15		0.07	0.001
APC_041	83.70	140.70	57.00	0.24	3
APC_042	0.00	104.80	104.80	4.21	68		0.30	0.001
APC_042	0.00	44.55	44.55	6.48	37		0.10	0.001
APC_042	84.80	104.80	20.00	6.26	24		0.10	0.002
APC_042	106.95	126.30	19.35	0.26	3
APC_043	0.00	271.30	271.30	2.37	23		0.42	0.002
APC_043	0.00	19.30	19.30	4.02	6		0.16	0.002
APC_043	19.30	51.60	32.30	4.39	9		0.14	0.004
APC_043	127.80	144.70	16.90	4.02	17		0.32	0.002
APC_043	214.70	256.75	42.05	5.07	12		0.11	0.002
APC_044	2.00	430.20	428.20	0.61	29		0.24	0.002
APC_044	2.00	39.55	37.55	1.81	14		0.10	0.001
APC_044	2.00	21.95	19.95	2.84	13		0.07	0.001
APC_044	148.25	166.50	18.25	3.02	83		0.65	0.002
APC_045	0.00	162.20	162.20	2.59	29		0.56	0.003
APC_045	0.00	17.05	17.05	3.13	16		0.13	0.001
APC_045	17.05	54.00	36.95	4.93	7		0.11	0.003
APC_045	127.90	155.00	27.10	4.20	54		1.09	0.003
APC_046	5.75	363.75	358.00	0.55	31		0.32	0.002
APC_046	5.75	34.00	28.25	2.06	22		0.10	0.001
APC_046	5.75	25.00	19.25	2.65	24		0.05	0.001
APC_046	153.05	213.60	60.55	1.13	48		0.53	0.002
APC_046	418.45	425.55	7.10	0.80	4		0.02	0.002
APC_047	21.00	49.25	28.25	0.77	10
APC_047	100.95	108.75	7.80	0.92	8
APC_047	226.80	534.40	307.60	1.40	53		0.25	0.001
APC_047	233.15	261.50	28.35	3.84	65		0.24	0.001
APC_047	354.40	372.20	17.80	4.19	42		0.09	0.001

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
APC_047	396.00	413.10	17.10	5.19	90		0.19	0.001
APC_048	0.00	236.70	236.70	0.90	11		0.17	0.003
APC_048	0.00	114.40	114.40	1.71	15		0.29	0.003
APC_048	0.00	12.40	12.40	1.27	10		0.15	0.002
APC_048	13.15	31.40	18.25	5.90	17		0.20	0.002
APC_048	128.10	236.70	108.60	0.16	8		0.06	0.004
APC_049	5.65	852.90	847.25	0.64	16		0.14	0.001
APC_049	5.65	28.55	22.90	1.13	11		0.06	0.001
APC_049	76.60	240.60	164.00	0.44	40		0.47	0.002
APC_049	253.80	293.85	40.05	0.25	32		0.46	0.001
APC_049	443.85	466.10	22.25	1.14	12		0.03	0.002
APC_049	491.45	533.80	42.35	2.65	11		0.03	0.001
APC_049	559.10	585.20	26.10	1.49	12		0.04	0.000
APC_049	625.60	656.55	30.95	1.80	20		0.04	0.001
APC_049	837.05	852.90	15.85	0.44	3		0.01	0.002
APC_050	53.30	191.00	137.70	0.74	52		0.66	0.002
APC_050	64.95	93.50	28.55	0.87	79		0.93	0.003
APC_050	180.70	187.70	7.00	2.74	9		0.05	0.002
APC_051	163.30	275.85	112.55	1.27	22		0.41	0.002
APC_051	198.25	219.35	21.10	1.50	39		0.72	0.002
APC_051	260.80	275.85	15.05	2.72	13		0.14	0.002
APC_052	1.90	192.20	190.30	1.19	43		0.41	0.001
APC_052	56.95	91.00	34.05	4.73	26		0.12	0.001
APC_052	157.00	182.80	25.80	0.46	138		0.75	0.002
APC_053	0.00	145.00	145.00	1.79	22		0.03	0.001
APC_053	21.00	58.30	37.30	2.91	15		0.02	-
APC_053	89.40	114.80	25.40	3.03	52		0.07	0.002
APC_053	129.00	144.40	15.40	2.96	24		0.04	0.001
APC_053	232.95	562.70	329.75	2.30	42		0.16	0.001
APC_053	277.65	334.25	56.60	8.58	97		0.21	0.001
APC_053	410.70	429.80	19.10	3.08	19		0.04	-
APC_054	358.10	409.25	51.15	1.46	13		0.10	0.003
APC_054	390.65	409.25	18.60	1.30	25		0.20	0.004
APC_054	490.05	583.25	93.20	0.33	10		0.12	0.002
APC_054	541.80	569.20	27.40	0.53	18		0.21	0.002
APC_054	627.90	629.75	1.85	0.10	24		0.22	0.003
APC_055	0.00	792.25	792.25	0.88	39		0.18	0.001
APC_055	0.00	48.80	48.80	2.93	15		0.10	0.002
APC_055	49.55	80.45	30.90	1.99	14		0.13	0.001
APC_055	96.00	145.55	49.55	1.79	65		0.15	0.002
APC_055	184.70	206.25	21.55	2.97	38		0.14	0.001

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
APC_055	364.15	395.20	31.05	1.56	47		0.12	0.000
APC_055	431.75	453.40	21.65	1.75	36		0.09	0.001
APC_055	591.50	608.00	16.50	1.99	22		0.05	0.001
APC_056	0.00	116.30	116.30	0.71	11		0.02	0.002
APC_056	0.00	30.25	30.25	1.03	14		0.01	-
APC_056	88.95	100.45	11.50	1.80	21		0.02	0.003
APC_056	144.35	233.15	88.80	0.41	6		0.02	0.001
APC_056	311.50	389.00	77.50	0.52	6		0.01	0.001
APC_056	365.45	384.35	18.90	1.15	8		0.01	-
APC_057	NSV
APC_058	0.00	270.75	270.75	1.08	34		0.35	0.002
APC_058	0.00	51.00	51.00	1.98	10		0.05	0.001
APC_058	117.80	171.80	54.00	0.56	76		0.74	0.002
APC_058	220.70	234.90	14.20	2.39	18		0.05	0.003
APC_058	247.65	266.95	19.30	1.90	17		0.11	0.002
APC_059	0.00	163.25	163.25	1.76	38		0.23	0.003
APC_059	0.00	24.75	24.75	2.62	36		0.06	0.002
APC_059	46.20	72.60	26.40	0.76	80		0.70	0.003
APC_059	83.30	102.30	19.00	8.47	36		0.22	0.003
APC_060	41.60	599.45	557.85	0.74	59		0.33	0.001
APC_060	149.40	391.20	241.80	0.63	109		0.67	0.001
APC_060	409.30	430.70	21.40	3.64	47		0.13	0.001
APC_060	593.00	599.45	6.45	0.67	34		0.11	0.001
APC_061	0.00	217.55	217.55	0.97	51		0.41	0.002
APC_061	130.55	148.20	17.65	2.15	162		0.83	0.003
APC_061	160.05	187.55	27.50	2.80	28		0.32	0.002
APC_062	0.00	161.30	161.30	1.13	61		0.45	0.002
APC_062	26.45	60.05	33.60	4.21	34		0.20	0.002
APC_062	203.60	237.60	34.00	1.87	28		0.42	0.002
APC_062	204.80	220.90	16.10	2.58	30		0.56	0.003
APC_063	0.00	593.65	593.65	1.46	15		0.03	0.001
APC_063	0.00	353.10	353.10	1.16	15		0.02	0.002
APC_063	353.10	593.65	240.55	1.90	15		0.03	0.001
APC_064	33.40	484.80	451.40	1.48	57		0.26	0.001
APC_064	34.65	133.15	98.50	3.13	16		0.05	0.001
APC_064	309.40	380.35	70.95	2.05	104		0.38	0.001
APC_065	0.00	503.25	503.25	1.55	23		0.10	0.001
APC_065	126.90	183.55	56.65	4.75	9		0.02	0.001
APC_065	282.00	307.85	25.85	1.94	63		0.29	0.001
APC_065	325.60	389.80	64.20	1.95	30		0.06	0.001
APC_065	423.10	465.45	42.35	3.12	21		0.04	0.001

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
APC_066	245.15	267.40	22.25	0.28	12		0.04	-
APC_066	292.50	393.55	101.05	0.62	14		0.04	0.001
APC_066	348.10	362.25	14.15	0.89	19		0.04	0.001
APC_066	384.00	393.55	9.55	2.27	39		0.10	0.005
APC_067	109.25	162.80	53.55	1.13	11		0.02	0.002
APC_067	112.20	136.85	24.65	2.21	19		0.03	0.002
APC_068	76.50	122.00	45.50	0.82	18		0.03	0.005
APC_068	76.50	79.40	2.90	10.05	52		0.02	0.002
APC_068	98.15	98.90	0.75	4.47	270		0.06	0.004
APC_068	105.05	106.05	1.00	0.73	132		0.05	0.008
APC_068	112.65	114.80	2.15	0.65	55		0.02	0.005
APC_069	0.30	78.65	78.35	1.12	13		0.02	0.000
APC_069	55.00	60.65	5.65	5.33	84		0.04	0.001
APC_069	221.40	299.70	78.30	0.64	8		0.05	0.000
APC_069	257.70	265.40	7.70	1.61	29		0.23	0.000
APC_070	83.30	106.00	22.70	0.71	23		0.03	0.008	-
APC_070	83.30	86.55	3.25	4.78	104		0.03	0.002	-
APC070_D01	229.30	428.70	199.40	1.46	11		0.04	0.001	-
APC070_D01	229.30	251.60	22.30	1.82	31		0.08	0.002	-
APC070_D01	281.40	314.30	32.90	2.17	11		0.03	0.002	-
APC070_D01	341.10	372.90	31.80	1.67	9		0.03	0.001	-
APC070_D01	402.20	428.70	26.50	3.41	7		0.04	0.001	-
APC070_D01	488.15	513.85	25.70	1.27	4		0.03	0.004	-
APC070_D02	15.00	26.70	11.70	1.38	10		0.02	0.000	-
APC070_D02	181.40	187.30	5.90	1.25	34		0.04	0.000	-
APC070_D02	213.10	381.30	168.20	1.14	11		0.03	0.001	-
APC070_D02	240.00	261.35	21.35	2.83	20		0.04	0.001	-
APC070_D02	296.90	324.20	27.30	2.32	16		0.04	0.001	-
APC070_D02	366.00	381.30	15.30	1.44	10		0.05	0.001	-
APC070_D03	7.45	12.55	5.10	3.23	11		0.02	0.000	-
APC070_D03	106.45	134.90	28.45	0.48	6		0.01	0.000	-
APC070_D03	245.50	414.30	168.80	1.59	14		0.03	0.002	-
APC070_D03	247.95	269.60	21.65	1.79	30		0.06	0.001	-
APC070_D03	305.50	414.30	108.80	2.00	14		0.03	0.002	-
APC070_D03	476.40	481.10	4.70	0.99	28		0.01	0.002	-
APC070_D04	45.25	51.30	6.05	1.90	35		0.10	0.002	-
APC070_D04	119.35	123.60	4.25	13.87	60		0.02	0.000	-
APC070_D04	192.00	197.80	5.80	5.35	19		0.02	0.000	-
APC070_D04	268.55	658.00	389.45	1.17	11		0.03	0.001	-
APC070_D04	279.20	308.45	29.25	2.18	30		0.05	0.000	-
APC070_D04	456.25	540.50	84.25	1.64	16		0.03	0.001	-

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
APC070_D04	579.90	592.25	12.35	1.70	14		0.03	0.001	-
APC070_D04	636.20	658.00	21.80	4.40	8		0.02	0.000	-
APC070_D05	17.10	116.30	99.20	0.51	7		0.02	-
APC070_D05	84.30	115.65	31.35	1.24	10		0.01	-
APC070_D05	223.60	751.00	527.40	0.86	7		0.03	0.001
APC070_D05	239.40	268.90	29.50	1.19	12		0.04	-
APC070_D05	278.75	308.00	29.25	1.23	14		0.03	-
APC070_D05	404.00	437.60	33.60	1.12	15		0.06	-
APC070_D05	603.60	710.60	107.00	2.02	6		0.02	0.001
APC070_D06	75.15	217.00	141.85	0.78	12		0.04	0.001
APC070_D06	75.80	107.55	31.75	1.20	13		0.03	-
APC070_D06	123.10	165.35	42.25	1.24	18		0.04	0.001
APC_071	6.00	96.75	90.75	0.10	23		0.04	0.003
APC_071	70.20	96.75	26.55	0.29	64		0.04	0.004
APC_071	131.95	189.00	57.05	0.54	10		0.02	0.000
APC_071	131.95	148.90	16.95	1.21	24		0.04	0.000
APC_072	2.00	521.10	519.10	2.12	36		0.10	0.001
APC_072	2.00	229.75	227.75	1.49	21		0.05	0.001
APC_072	230.30	521.10	290.80	2.62	47		0.14	0.001
APC_073	114.30	194.00	79.70	0.29	9		0.05	0.003
APC_073	152.65	172.35	19.70	0.59	18		0.06	0.002
APC_073	290.75	344.15	53.40	0.18	9		0.12	0.003
APC_074	33.95	62.30	28.35	0.74	31		0.06	0.002
APC_074	33.95	47.40	13.45	1.15	44		0.09	0.002
APC_074	272.20	494.55	222.35	1.61	25		0.09	0.001
APC_074	272.20	325.80	53.60	0.73	19		0.07	0.001
APC_074	325.80	494.55	168.75	1.89	27		0.09	0.002
APC_075	7.00	116.15	109.15	0.27	6		0.05	0.002	0.01
APC_075	109.75	116.15	6.40	3.42	9		0.04	0.003	-
APC_075	302.25	337.05	34.80	0.23	21		0.06	0.005	-
APC_075	333.40	335.10	1.70	3.87	351		0.07	0.003	-
APC_076	NSV
APC_077	52.40	88.50	36.10	0.08	10		0.07	0.003	-
APC_079	NSV
APC_080	119.90	250.35	130.45	1.30	33		0.19	0.001	0.03
APC_080	139.00	155.30	16.30	2.72	23		0.05	0.002	0.01
APC_080	159.05	173.10	14.05	0.87	55		0.16	0.002	0.26
APC_080	213.50	250.35	36.85	2.57	16		0.13	0.001	-
APC_082	70.00	105.80	35.80	0.46	8		0.01	-	-
APC_082	132.35	231.10	98.75	1.27	52		0.39	-	0.03
APC_082	152.20	175.05	22.85	1.27	22		0.06	-	0.02

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
APC_082	175.05	204.65	29.60	1.81	82		0.75	0.001	0.09
APC_082	204.65	231.10	26.45	1.42	79		0.54	0.001	0.01
APC_084	120.00	173.70	53.70	0.51	10		0.02	0.001	-
APC_084	147.50	166.20	18.70	1.05	15		0.02	0.001	-
APC_084	257.60	269.25	11.65	0.93	5		0.03	0.002	0.01
APC_086	53.00	143.30	90.30	1.65	10		0.03	0.001
APC_086	53.70	65.90	12.20	1.57	13		0.02	-
APC_086	73.60	104.90	31.30	3.86	18		0.03	0.001
APC_088	70.10	90.10	20.00	0.89	4		0.01
APC088_D01	85.30	582.65	497.35	1.17	34		0.12
APC088_D01	85.30	286.10	200.80	2.04	61		0.22
APC088_D01	756.00	958.35	202.35	2.11	4		0.02
APC088_D01	809.00	824.60	15.60	20.75	11		0.02
APC088_D02	68.10	617.00	548.90	1.33	31		0.12
APC088_D02	154.70	288.60	133.90	3.00	99		0.36
APC088_D02	356.50	407.80	51.30	3.36	14		0.03
APC088_D02	541.00	556.10	15.10	1.74	18		0.06
APC088_D02	737.00	755.20	18.20	1.13	6		0.02
APC_089	5.80	115.40	109.60	0.79	9		0.02	-
APC_089	77.70	105.00	27.30	1.84	11		0.02	-
APC_089	146.40	153.00	6.60	0.92	12		0.01	-
APC_090	86.10	118.30	32.20	0.77	49		0.02	0.001
APC_090	239.35	342.70	103.35	0.23	4		0.01	-
APC090_D01	242.25	296.00	53.75	0.58	9		0.03	0.002
APC090_D01	399.35	410.85	11.50	0.91	5		0.02	-
APC090_D01	460.65	471.30	10.65	3.09	13		0.03	0.001
APC090_D01	542.65	553.35	10.70	1.11	4		0.01	0.001
APC090_D01	582.25	592.35	10.10	0.79	2		0.01	0.001
APC_091	282.30	298.90	16.60	2.80	22		0.02
APC_091	289.60	294.65	5.05	8.13	36		0.01
APC_091	448.00	449.35	1.35	4.15	-		0.01
APC_091	455.70	457.00	1.30	3.22	1		-
APC_092	93.85	245.05	151.20	0.81	12		0.09
APC_092	189.90	245.05	55.15	1.88	23		0.19
APC_092	321.40	407.40	86.00	0.26	7		0.09
APC_093	127.25	687.30	560.05	1.18	34		0.13
APC_093	219.60	331.60	112.00	2.40	110		0.43
APC_093	396.90	507.65	110.75	2.49	16		0.04
APC_093	788.10	823.00	34.90	0.98	8		0.03
APC_093	898.00	940.00	42.00	0.72	4		0.02
APC_093	1036.75	1103.25	66.50	1.12	5		0.02

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
APC_093	1049.15	1065.90	16.75	2.40	9		0.02
APC_094	0.00	35.00	35.00	0.45	7		0.02
APC_094	142.65	143.30	0.65	5.61	63		0.05
APC_094	282.85	283.90	1.05	2.16	95		0.09
APC_094	342.15	342.85	0.70	3.77	1		0.00
APC_094	354.65	355.70	1.05	5.21	2		0.01
APC_094	444.40	445.40	1.00	7.03	10		0.03
APC_094	481.10	501.80	20.70	0.14	9		0.11
APC_095	5.75	23.75	18.00	0.96	17		0.03
APC_095	92.65	103.65	11.00	1.01	5		0.03
APC_095	207.20	720.90	513.70	1.50	42		0.18
APC_095	295.40	412.35	116.95	3.73	76		0.26
APC_096	58.20	59.25	1.05	1.88	6		0.01
APC_096	292.90	294.10	1.20	4.18	3		0.01
APC_096	430.80	432.00	1.20	2.00	5		0.00
APC_097	192.00	1017.70	825.70	0.83	15		0.09
APC_097	205.30	310.55	105.25	0.78	52		0.48
APC_097	479.10	554.00	74.90	1.81	19		0.05
APC_097	825.05	879.60	54.55	1.91	7		0.02
APC_097	909.30	927.35	18.05	2.37	11		0.03
APC_098D	31.20	47.00	15.80	0.03	29		0.03
APC_098D	106.00	125.20	19.20	0.71	17		0.04
APC_098D	162.90	169.85	6.95	2.17	4		0.02
APC_098D	212.70	254.30	41.60	0.88	10		0.02
APC098_D01	5.95	11.15	5.20	0.83	15		0.03
APC098_D01	28.50	42.75	14.25	1.05	8		0.01
APC098_D01	82.45	102.20	19.75	0.82	15		0.04
APC098_D01	145.30	365.90	220.60	0.89	11		0.04
APC098_D01	146.85	162.55	15.70	2.53	21		0.01
APC098_D01	195.35	227.55	32.20	1.54	19		0.06
APC098_D01	249.15	276.90	27.75	1.70	14		0.05
APC098_D02	30.60	286.95	256.35	1.03	13		0.03
APC098_D02	30.60	73.60	43.00	0.75	22		0.04
APC098_D02	117.10	125.00	7.90	1.70	9		0.01
APC098_D02	163.00	174.90	11.90	2.89	23		0.02
APC098_D02	185.30	286.95	101.65	1.67	17		0.05
APC098_D03	1.50	5.10	3.60	1.29	15	0.25	0.02
APC098_D03	56.00	94.15	38.15	1.07	14	0.18	0.02
APC098_D03	77.15	94.15	17.00	1.90	22	0.34	0.03
APC098_D03	145.70	153.10	7.40	1.10	18	0.04	0.02
APC098_D03	209.65	420.75	211.10	0.97	19	0.08	0.06

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
APC098_D03	335.55	359.65	24.10	2.95	29	0.27	0.08
APC098_D03	404.20	420.75	16.55	2.08	20	0.06	0.07
APC098_D04	1.70	23.50	21.80	0.89	10	0.08	0.02
APC098_D05	31.20	47.10	15.90	0.89	9	0.09	0.02
APC098_D05	198.00	213.00	15.00	1.15	10	0.08	0.01
APC098_D05	257.45	421.60	164.15	1.01	14	0.08	0.04
APC098_D05	310.30	334.80	24.50	1.89	26	0.15	0.08
APC098_D05	351.45	370.45	19.00	1.87	19	0.17	0.04
APC_099D	90.25	90.90	0.65	22.00	163	1.00	0.02
APC_099D	120.75	125.65	4.90	0.64	27	0.07	0.01
APC_099D	311.80	317.10	5.30	1.05	4	0.01	-
APC099_D01	NSV
APC099_D02	201.50	203.05	1.55	2.01	72	1.08	0.09
APC099_D02	253.40	511.70	258.30	1.40	12	0.13	0.03
APC099_D02	253.40	276.90	23.50	2.32	15	0.09	0.05
APC099_D02	362.20	402.15	39.95	4.12	28	0.36	0.06
APC099_D02	445.50	462.75	17.25	1.79	20	0.37	0.02
APC099_D02	623.50	646.80	23.30	1.17	2	0.02	0.02
APC099_D03	236.85	246.10	9.25	2.17	12	0.01	0.04
APC099_D03	289.95	448.40	158.45	0.81	9	0.05	0.03
APC099_D03	289.95	309.00	19.05	1.84	23	0.23	0.05
APC099_D03	387.25	410.60	23.35	2.08	9	0.03	0.04
APC099_D04	134.55	136.50	1.95	1.44	35	0.23	0.01
APC099_D04	255.25	257.30	2.05	2.90	5	0.01	0.09
APC099_D04	270.30	274.50	4.20	1.53	5	0.17	-
APC099_D04	369.00	770.80	401.80	0.90	8	0.14	0.03
APC099_D04	374.00	400.55	26.55	2.43	31	0.48	0.07
APC099_D04	416.95	435.90	18.95	2.01	23	0.33	0.06
APC099_D04	567.25	602.80	35.55	1.72	12	0.43	0.03
APC099_D04	732.55	770.80	38.25	2.37	6	0.12	0.02
APC099_D05	241.45	250.80	9.35	1.91	11	0.03	0.01
APC099_D05	351.55	868.90	517.35	1.84	10	0.06	0.03
APC099_D05	353.60	384.90	31.30	3.24	16	0.04	0.05
APC099_D05	575.10	599.70	24.60	2.49	12	0.16	0.04
APC099_D05	729.25	759.85	30.60	3.89	9	0.17	0.03
APC099_D05	811.25	868.90	57.65	7.83	33	0.12	0.09
APC099_D05	819.10	837.95	18.85	19.39	83	0.16	0.21
APC_100D	22.50	97.95	75.45	0.62	47
APC_100D	81.00	94.00	13.00	2.64	169
APC_100D	378.60	379.80	1.20	7.84	1
APC_100D	499.70	500.60	0.90	5.77	4

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
APC100_D01	189.20	339.70	150.50	1.46	18	0.03	0.06
APC100_D01	236.65	278.65	42.00	3.60	31	0.05	0.09
APC_101	34.00	55.45	21.45	0.18	51
APC_101	73.70	127.25	53.55	0.40	39
APC_101	73.70	91.70	18.00	0.69	95
APC_101	180.20	218.20	38.00	0.77	14
APC_101	180.20	185.90	5.70	2.17	39
APC_102	36.45	55.80	19.35	0.09	39
APC_102	101.50	125.60	24.10	0.20	44
APC_102	101.50	106.55	5.05	0.36	104
APC_102	122.45	125.60	3.15	0.34	103
APC_102	242.00	242.50	0.50	10.65	103
APC_102	257.20	258.10	0.90	14.60	416
APC_102	342.95	347.35	4.40	3.08	85
APC_102	452.85	453.75	0.90	16.50	14
APC_102	473.20	474.40	1.20	5.22	3
APC_103D	NSV
APC103_D01	396.00	444.30	48.30	2.94	8	0.07	0.02
APC103_D01	421.00	434.60	13.60	5.05	17	0.04	0.02
APC103_D02	227.10	279.05	51.95	8.21	30	0.02	0.02
APC103_D02	259.85	277.90	18.05	16.14	50	0.03	0.01
APC103_D02	340.30	358.80	18.50	3.71	14	0.03	0.04
APC103_D03	127.90	141.15	13.25	3.13	7
APC103_D03	247.45	267.75	20.30	6.62	20
APC_104D	NSV
APC104_D01	50.30	57.10	6.80	1.32	10	0.13	0.01
APC104_D01	107.10	641.50	534.40	2.16	32	0.21	0.09
APC104_D01	165.45	205.00	39.55	7.94	156	1.43	0.28
APC104_D01	107.10	257.65	150.55	4.71	87	0.50	0.22
APC104_D01	358.20	376.95	18.75	7.80	17	0.11	0.03
APC104_D01	358.20	395.95	37.75	4.88	15	0.20	0.03
APC104_D01	730.10	750.20	20.10	1.13	4	0.11	0.03
APC104_D02	5.15	407.75	402.60	2.32	43	0.18	0.14
APC104_D02	7.85	189.20	181.35	4.00	80	0.28	0.28
APC104_D03	98.05	449.40	351.35	1.69	19	0.10	0.05
APC104_D03	103.60	186.75	83.15	3.45	39	0.21	0.10
APC104_D03	250.20	267.40	17.20	3.10	27	0.20	0.07
APC104_D03	359.10	378.35	19.25	2.52	40	0.13	0.03
APC104_D03	399.00	415.80	16.80	2.99	9	0.09	0.03
APC104_D04	161.15	337.55	176.40	2.47	42	0.12	0.12
APC104_D04	182.50	237.55	55.05	3.65	85	0.20	0.26

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
APC104_D04	278.25	306.20	27.95	4.80	23	0.06	0.06
APC104_D05	147.30	644.65	497.35	2.68	20	0.24	0.05
APC104_D05	147.30	253.65	106.35	8.12	57	0.81	0.12
APC104_D05	209.60	234.45	24.85	23.36	120	2.69	0.18
APC104_D05	764.45	779.45	15.00	5.50	1	0.00	0.03
APC104_D06	71.65	335.50	263.85	2.52	37	0.15	0.09
APC104_D06	82.00	196.50	114.50	4.19	53	0.15	0.15
APC104_D06	303.75	335.50	31.75	2.24	58	0.33	0.06
APC104_D06	373.55	395.50	21.95	2.96	10	0.11	0.03
APC104_D06	444.80	461.95	17.15	2.29	22	0.04	0.06
APC104_D07A	160.90	298.60	137.70	1.87	61	0.14	0.22
APC104_D07A	172.15	202.40	30.25	4.28	50	0.32	0.14
APC_105D	NSV
APC105_D01	469.60	545.40	75.80	8.06	15
APC105_D01	487.60	508.60	21.00	24.42	37
APC_106D	353.20	354.85	1.65	19.78	122	0.06	0.03
APC_106D	388.30	390.20	1.90	8.66	600	0.44	0.05
APC_106D	732.95	751.20	18.25	1.92	12	0.13	0.03
APC_106D	732.95	738.80	5.85	4.50	27	0.35	0.04
APC_107D	NSV
APC107_D01	61.60	415.10	353.50	0.96	51		0.26		-
APC107_D01	61.60	89.20	27.60	2.44	35		0.09		0.02
APC107_D01	217.95	248.00	30.05	2.45	37		0.09		-
APC107_D01	361.45	394.20	32.75	1.99	18		0.03		-
APC107_D02	18.80	396.65	377.85	1.40	37		0.21		-
APC107_D02	100.15	156.40	56.25	0.94	102		0.60		-
APC107_D02	316.00	383.50	67.50	5.34	11		0.03		-
APC107_D03	156.45	280.20	123.75	1.24	91		0.43		0.02
APC107_D03	181.00	201.20	20.20	3.38	91		0.48		0.01
APC107_D03	236.50	255.05	18.55	1.85	117		0.43		-
APC107_D03	336.65	385.95	49.30	1.94	22		0.05		-
APC107_D04	48.50	207.55	159.05	1.19	98		0.43		0.01
APC107_D04	91.85	151.10	59.25	1.63	196		0.68		-
APC107_D05	172.95	287.35	114.40	1.06	150		0.64		0.09
APC107_D05	210.10	267.35	57.25	1.22	221		0.89		0.12
APC_108	65.75	113.75	48.00	0.73	8		0.04		0.00
APC_108	96.80	113.75	16.95	1.37	8		0.04		0.00
APC_109	44.30	105.95	61.65	2.08	14		0.07		0.04
APC_109	80.70	105.95	25.25	3.23	22		0.12		0.10
APC_110	22.60	37.90	15.30	0.95	14		0.05		-
APC_110	56.15	147.15	91.00	0.85	48		0.39		0.32

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
APC_111	14.25	131.60	117.35	1.18	26		0.22		0.09
APC_111	66.05	94.20	28.15	3.49	19		0.12		0.33
APC_112	NSV
APC_113	6.00	105.00	99.00	0.28	27		0.26		0.14
APC_113	6.00	24.40	18.40	0.40	30		0.16		0.46
APC_114	25.90	159.00	133.10	1.54	27		0.54		0.03
APC_114	71.80	132.15	60.35	2.46	29		0.54		0.01
APC_115	1.30	125.30	124.00	0.55	86		0.63		0.16
APC_116	7.25	81.00	73.75	1.18	8		0.13		0.08
APC_116	7.25	27.10	19.85	2.46	14		0.18		0.06
APC_117D	NSV
APC117_D01	393.20	733.85	340.65	0.85	14	0.07	0.04
APC117_D01	393.20	427.15	33.95	1.55	33	0.02	0.10
APC117_D01	533.75	564.30	30.55	2.10	26	0.08	0.04
APC117_D01	705.95	733.85	27.90	3.14	22	0.37	0.04
APC_118	15.00	87.85	72.85	1.18	18		0.23		0.09
APC_118	113.65	133.95	20.30	0.42	116		0.50		0.01
APC_119	1.70	136.90	135.20	0.66	50		0.67		0.15
APC_119	24.50	68.35	43.85	0.72	45		0.80		0.22
APC_120	1.00	153.10	152.10	0.35	53		0.46		0.12
APC_120	1.00	24.00	23.00	0.52	37		0.21		0.55
APC_121	42.50	110.80	68.30	1.16	12		0.18		0.01
APC_121	63.90	86.90	23.00	2.63	20		0.29		0.03
APC_122	0.00	397.50	397.50	1.20	60		0.33		0.07
APC_122	17.40	75.10	57.70	2.05	39		0.24		0.34
APC_122	293.25	333.80	40.55	1.89	115		0.49		0.00
APC_122	348.20	383.00	34.80	3.80	27		0.07		0.00
APC_123	183.80	322.75	138.95	1.23	50	0.10	0.40
APC_123	211.85	239.25	27.40	3.14	58	0.32	0.15
APC_123	347.75	405.15	57.40	1.17	22	0.02	0.42
APC_124	20.95	120.70	99.75	1.30	16		0.27		0.07
APC_124	20.95	43.40	22.45	4.36	18		0.35		0.07
APC_125	0.00	442.35	442.35	1.18	43		0.21		0.05
APC_125	3.10	71.15	68.05	3.06	29		0.17		0.28
APC_125	279.30	340.70	61.40	1.94	85		0.36		0.00
APC_126	8.00	333.10	325.10	0.98	27		0.47		0.03
APC_126	15.50	56.05	40.55	2.19	17		0.33		0.12
APC_126	99.65	171.80	72.15	0.72	62		1.20		0.01
APC_126	217.00	243.60	26.60	2.62	10		0.21		0.04
APC_127	114.50	115.70	1.20	3.96	11	0.03	0.02
APC_127	237.90	249.70	11.80	1.05	9	0.08	0.02

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Cu %	Mo %	WO3%
APC_127	334.80	335.65	0.85	4.11	52	0.65	0.04
APC_127	536.35	537.00	0.65	25.00	404	0.14	0.02
APC_127	745.50	755.65	10.15	1.11	1	-	0.01
APC_128	209.35	389.70	180.35	1.05	32	0.05	0.24
APC_128	301.55	322.90	21.35	1.77	28	0.02	0.22
APC_128	365.10	389.70	24.60	2.88	16	0.05	0.07
APC_128	450.25	456.25	6.00	2.34	3	-	0.04
APC_129	30.80	126.65	95.85	0.76	55		0.52		0.15
APC_129	35.80	64.95	29.15	1.89	32		0.35		0.36
APC_130	234.40	379.20	144.80	0.82	53	0.09	0.43
APC_130	234.40	257.95	23.55	3.03	70	0.37	0.20
APC_130	402.30	429.10	26.80	1.33	43	0.04	0.13
APC_131	7.55	228.65	221.10	0.71	14		0.28		0.02
APC_131	31.90	52.15	20.25	2.70	5		0.10		0.04
APC_131	75.55	94.95	19.40	1.69	6		0.14		0.07
APC_131	144.15	228.65	84.50	0.67	31		0.60		0.01
APC_132	50.05	161.10	111.05	0.63	23		0.46		0.08
APC_133	403.55	553.65	150.10	2.12	9	0.06	0.03
APC_133	406.00	423.35	17.35	4.02	15	0.09	0.03
APC_133	502.25	550.95	48.70	4.17	10	0.10	0.02
APC_133	656.55	677.60	21.05	1.98	5	0.01	0.08
APC_134	37.30	221.00	183.70	0.86	44		0.83		0.14
APC_134	98.70	130.55	31.85	0.95	51		0.99		0.34
APC_135	25.70	90.50	64.80	2.39	17		0.13		0.18
APC_135	124.60	174.00	49.40	0.94	66		0.45		0.02
APC_136	28.70	60.10	31.40	2.41	24		0.33		0.13
APC_136	118.10	155.25	37.15	2.19	89		0.92		0.73
APC_137	247.40	389.80	142.40	0.98	75	0.08	0.56
APC_137	247.40	293.20	45.80	2.20	80	0.14	0.71
APC_139	278.80	331.95	53.15	0.66	52	0.08	0.48
APC_139	367.00	379.10	12.10	1.89	13	0.02	0.05
OLD_001	118.55	119.55	1.00	5.34	5		0.02
OLD_001	293.25	294.10	0.85	4.12	5		0.02
OLD_001	308.00	319.05	11.05	1.41	13		0.01
OLD_001	340.00	349.30	9.30	0.85	13		0.02
OLD_001	497.45	498.00	0.55	6.91	11		0.02
OLD_001	591.15	613.75	22.60	1.61	6		0.03
OLD_001	598.45	613.75	15.30	2.03	5		0.03
OLD_001	640.00	647.20	7.20	1.24	11		0.03
OLD_001	691.40	699.70	8.30	2.07	14		0.04
OLD_001	911.65	942.15	30.50	0.94	5		0.02
OLD_001	912.25	918.90	6.65	1.81	13		0.03
OLD_001	1011.45	1018.25	6.80	1.31	4		0.02
OLD_001	1189.70	1192.80	3.10	1.12	1		0.00
OLD_002	21.70	23.50	1.80	5.40	24		0.04
OLD_002	317.20	319.55	2.35	1.54	136		0.04
PZC_003	95.95	146.05	50.10	0.83	22		0.10
PZC_003	95.95	107.00	11.05	1.77	20		0.07
PZC_003	125.90	146.05	20.15	0.98	35		0.15

Table 10.10. Table of significant drill intersections of the Apollo target.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

A blank field indicates no significant value (NSV).

Figure 10.7. Plan showing hole traces and significant intersections at the Apollo target.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 10.8. Cross section SW-NE looking northwest at the Apollo target showing significant drill intersections.

Figure 10.9. Cross sections of the Apollo target showing distribution of Cu, W and Au.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 10.10. Cross sections of the Apollo target showing distribution of Ag, Mo and Zn.

10.2.10.2 Plutus North Target

A total of 17 holes were drilled from 4 platforms for 6,079.6 at the Plutus North target (previously called Donut target) from 2021 to 2025. Highlights include:

●	DOC_002: 104.00 m @ 1.20 g/t Au, 12.0 g/t Ag.

●	DOC_003: 163.00 m @ 1.20 g/t Au, 11.0 g/t Ag.

●	DOC_008: 107.65 m @ 0.78 g/t Au, 21.0 g/t Ag

●	DOC_010: 176.20 m @ 0.44 g/t Au, 22.0 g/t Ag.

●	PNC_002: 185.80 m @ 0.59 g/t Au, 13 g/t Ag, 0.02% Cu.

●	PNC_002: 136.45 m @ 0.97 g/t Au, 20 g/t Ag, 0.04% Cu.

●	PNC_005: 304.60 m @ 0.58 g/t Au, 9 g/t Ag, 0.03% Cu.

●	PNC_007: 194.05 m @ 0.18 g/t Au, 4 g/t Ag, 0.07% Cu.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

The significant intersections of Au, Ag, Cu and Mo are listed in Table 10.11.

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu %	Mo %
DOC_001	0.00	106.00	106.00	0.37	7
DOC_001	55.00	70.20	15.20	0.61	23
DOC_001	89.70	106.00	16.30	0.62	5
DOC_002	0.00	104.00	104.00	1.21	12
DOC_002	16.00	58.05	42.05	2.45	8
DOC_002	16.00	34.00	18.00	4.78	10
DOC_002	20.00	22.00	2.00	33.25	41
DOC_003	0.00	163.00	163.00	1.17	11	-	-
DOC_003	155.60	157.10	1.50	83.23	37	-	-
DOC_004	0.00	260.20	260.20	0.54	9	-	-
DOC_004	182.80	245.80	63.00	0.90	8	-	-
DOC_004	193.40	195.30	1.90	9.98	19	-	-
DOC_005	13.50	288.00	274.50	0.20	5	0.07	0.004
DOC_005	13.50	81.00	67.50	0.40	13	-	-
DOC_005	0.00	163.00	163.00	1.17	11
DOC_006	58.00	209.10	151.10	0.54	11	0.03	0.002
DOC_006	58.00	88.60	30.60	0.83	10	0.03	0.002
DOC_007	13.00	155.15	142.15	0.36	13	0.03	0.002
DOC_008	18.00	125.65	107.65	0.78	21	0.02	0.001
DOC_008	27.90	30.40	2.50	15.62	6	0.03	0.001
DOC_009	5.40	74.30	68.90	0.97	24	0.03	0.002
DOC_010	53.50	229.70	176.20	0.44	22	0.03	0.002
DOC_010	53.50	99.60	46.10	0.44	34	0.04	0.002
PNC_001	2.90	25.35	22.45	0.19	1	0.04	0.006
PNC_001	53.00	138.05	85.05	0.18	1	0.06	0.003
PNC_001	169.75	209.10	39.35	0.11	4	0.09	0.004
PNC_001	254.90	279.30	24.40	0.11	5	0.07	0.006
PNC_001	312.10	343.45	31.35	0.25	6	0.09	0.006
PNC_002	65.30	100.40	35.10	0.20	2	0.10	0.002
PNC_002	143.20	329.00	185.80	0.59	13	0.02	0.002
PNC_002	369.35	505.80	136.45	0.97	20	0.04	0.002
PNC_002	462.35	505.30	42.95	1.90	28	0.08	0.002
PNC_003	3.05	83.00	79.95	0.13	1	0.04	0.003
PNC_004	66.50	92.10	25.60	0.16	1	0.08	0.004
PNC_004	130.30	262.65	132.35	0.35	10	0.02	0.001
PNC_004	487.40	545.00	57.60	1.31	3	0.01	0.003
PNC_005	4.40	309.00	304.60	0.58	9	0.03	0.003
PNC_005	96.75	144.65	47.90	1.11	10	0.01	0.001
PNC_005	255.00	309.00	54.00	1.44	16	0.02	0.003
PNC_006	11.25	132.00	120.75	0.31	13	0.08	0.004
PNC_006	32.70	54.40	21.70	0.59	20	0.09	0.006
PNC_006	88.75	107.40	18.65	0.47	29	0.12	0.004
PNC_007	122.60	316.65	194.05	0.18	4	0.07

Table 10.11. Table of significant drill intersections of the Plutus North target.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 10.11. Plan of the significant drill intersections in the Plutus North and Plutus South targets.

10.2.10.3	Plutus South Target

A total of 8 holes (Table 10.12) were drilled from one platform for 2,939.3m at the Plutus South target. Highlights include:

●	PSC_001: 328.05 m @ 0.19 g/t Au, 5 g/t Ag, 0.05% Cu.

●	PSC_002: 199.60 m @ 0.19 g/t Au, 5 g/t Ag, 0.06% Cu.

●	PSC_004: 131.55 m @ 0.19 g/t Au, 32 g/t Ag, 0.06% Cu.

●	PSC_008: 160.40 m @ 0.17 g/t Au, 10 g/t Ag, 0.06% Cu.

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu %
PSC_001	2.10	330.15	328.05	0.19	5	0.05
PSC_002	9.50	209.10	199.60	0.19	5	0.06
PSC_002	21.00	59.45	38.45	0.27	22	0.05
PSC_002	381.00	419.50	38.50	0.20	9	0.06
PSC_003	33.95	309.00	275.05	0.16	6	0.05
PSC_003	40.85	61.35	20.50	0.19	25	0.05
PSC_003	100.25	101.80	1.55	0.20	276	0.07
PSC_003	303.10	309.00	5.90	1.07	3	0.05
PSC_004	46.70	178.25	131.55	0.19	32	0.06
PSC_004	84.35	121.10	36.75	0.28	54	0.06
PSC_004	265.55	268.60	3.05	5.20	40	0.04
PSC_005	72.30	112.00	39.70	0.19	4	0.05
PSC_006	43.05	117.60	74.55	0.17	28	0.06
PSC_007	43.00	169.10	126.10	0.18	13	0.08
PSC_008	36.00	196.40	160.40	0.17	10	0.06

Table 10.12. Table of significant drill intersections of the Plutus South target

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

10.2.10.4	The Box Target

A total of 16 holes were drilled from 6 different platforms for 5,403.6m at the Box target from 2021 to 2025 (Table 10.13). Highlights include:

●	BOXC_007: 33.30 m @ 0.91 g/t Au, 50 g/t Ag, 0.10% Zn, 0.02% Pb, 0.01% Cu.

●	BOXC_008: 34.95 m @ 0.72 g/t Au, 16 g/t Ag, 0.05% Zn, 0.04% Pb, 0.03% Cu.

●	BOXC_010: 55.00 m @ 0.45 g/t Au, 59 g/t Ag, 0.23% Zn, 0.04% Pb, 0.01% Cu.

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	Cu %
BOC_001	NSV
BOC_002	NSV
BOC_003	NSV
BOXC_001	186.65	205.20	18.55	0.79	19	0.03	0.01	0.08
BOXC_001	202.85	205.20	2.35	5.00	52	0.10	0.02	0.26
BOXC_001	603.40	604.50	1.10	12.25	8	0.02	0.01	0.01
BOXC_002	64.60	79.75	15.15	0.50	37	0.07	0.04	0.02
BOXC_002	154.90	157.30	2.40	3.44	14	0.11	0.03	0.01
BOXC_003	136.45	174.55	38.10	0.43	23	0.06	0.01	0.08
BOXC_003	156.45	158.10	1.65	1.55	231	0.24	0.03	0.82
BOXC_004	216.30	252.60	36.30	0.68	9	0.03	0.03	0.02
BOXC_005	168.35	179.90	11.55	3.57	19	0.16	0.12	0.02
BOXC_006	259.00	280.30	21.30	0.51	18	0.04	0.03	0.08
BOXC_006	273.00	275.60	2.60	2.19	95	0.14	0.11	0.02
BOXC_007	73.40	106.70	33.30	0.91	50	0.10	0.02	0.01
BOXC_007	87.45	105.60	18.15	1.39	62	0.12	0.03	0.01
BOXC_008	16.00	17.10	1.10	0.79	255	0.87	0.15	0.03
BOXC_008	171.80	206.75	34.95	0.72	16	0.05	0.04	0.03
BOXC_008	171.80	176.00	4.20	1.85	29	0.04	0.03	0.05
BOXC_008	201.50	206.75	5.25	2.53	53	0.22	0.20	0.04
BOXC_008	296.30	327.80	31.50	0.55	11	0.05	0.02	0.02
BOXC_009	36.70	50.30	13.60	0.56	61	0.08	0.06	0.01
BOXC_010	8.50	63.50	55.00	0.45	59	0.23	0.04	0.01
BOXC_010	54.00	63.50	9.50	1.75	217	0.84	0.10	0.04
BOXC_011	22.00	41.40	19.40	0.27	67	0.09	0.07	0.01
BOXC_011	70.95	73.10	2.15	2.89	10	0.01	0.01	0.03
BOXC_012	75.30	96.80	21.50	0.66	37	0.17	0.01	0.01
BOXC_013	46.50	61.70	15.20	0.66	38	0.03	0.03	0.01

Table 10.13. Table of significant drill intersections of the Box target

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

10.2.10.5	Trap Target

Trap is a north to northwest trending, structurally controlled corridor with evidence of porphyry B veins overprinted by late-stage carbonate base metals veins. A total of 38 holes were drilled from 2022 to 2025 at 11 platforms for 16,622.95 m at the Trap target. The holes have the following highlights (Table 10.14):

●	TRC_001: 102.20 m @ 1.26 g/t Au, 12.0 g/t Ag, 0.09% Cu.

●	VICE_001: 14.70 m @ 1.14 g/t Au, 26.0 g/t Ag, 0.01% Cu.

●	VICE_002: 18.90 m @ 1.06 g/t Au, 36.0 g/t Ag, 0.18% Cu.

●	TRC_002: 646.00 m @ 0.71 g/t Au, 6 g/t Ag, 0.02% Cu.

●	TRC_006: 206.95 m @ 0.90 g/t Au, 5 g/t Ag.

●	TRC_007A: 632.25 m @ 0.92 g/t Au, 9 g/t Ag.

●	TRC_011: 174.45 m @ 0.89 g/t Au, 11 g/t Ag.

●	TRC_014: 30.00 m @ 3.10 g/t Au, 149 g/t Ag, 0.05% Cu.

●	TRC_030: 200.85 m @ 1.01 g/t Au, 5 g/t Ag, 0.04% Cu.

The significant intersections for Au, Ag, Zn, Pb and Cu are listed in Table 10.14Table 10.14.

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	Cu %
VICE_001	212.60	227.30	14.70	1.14	26			0.01
VICE_001	213.20	214.80	1.60	2.33	47			0.01
VICE_001	219.55	220.70	1.15	1.91	131			0.04
VICE_001	253.50	270.50	17.00	0.69	6			0.01
VICE_002	214.60	233.50	18.90	1.06	36			0.18
VICE_002	214.60	216.60	2.00	3.55	208			0.17
TRC_001	233.80	336.00	102.20	1.26	12			0.09
TRC_001	259.10	269.00	9.90	3.00	25			0.25
TRC_001	294.50	303.70	9.20	1.82	31			0.07
TRC_002	19.50	665.50	646.00	0.71	6			0.02
TRC_002	19.50	321.00	301.50	0.84	7			0.04
TRC_002	385.60	477.30	91.70	0.96	4			-
TRC_003	86.80	246.55	159.75	0.69	15			0.07
TRC_003	188.00	235.00	47.00	1.68	28			0.12
TRC_003	359.35	432.05	72.70	0.61	6			0.04
TRC_004	253.15	261.05	7.90	0.83	20	0.51	0.31
TRC_005	31.25	263.60	232.35	0.54	4	0.04	-
TRC_005	69.30	82.15	12.85	0.87	10	0.08	-
TRC_005	108.85	124.00	15.15	1.01	4	0.02	-
TRC_005	177.45	185.80	8.35	0.92	8	0.03	0.01
TRC_005	223.80	239.65	15.85	1.34	2	0.01	-
TRC_005	333.30	388.40	55.10	1.10	2	0.01	-
TRC_005	349.00	357.15	8.15	5.56	4	0.01	-
TRC_005	377.20	385.35	8.15	1.07	1	0.01	-
TRC_005	456.40	508.35	51.95	0.59	2	0.01	0.01
TRC_005	456.40	464.40	8.00	1.21	7	0.01	-
TRC_005	497.80	508.35	10.55	1.13	2	0.01	-

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	Cu %
TRC_006	98.40	305.35	206.95	0.90	5	0.03	0.02
TRC_006	110.70	170.85	60.15	1.77	5	0.02	0.01
TRC_006	623.35	739.00	115.65	0.79	11	0.19	0.08
TRC_006	641.10	656.55	15.45	1.30	3	0.12	0.05
TRC_006	725.50	739.00	13.50	1.37	8	0.16	0.09
TRC_007	NSV
TRC_007A	172.65	804.90	632.25	0.92	9	0.13	0.13
TRC_007A	172.65	212.00	39.35	1.97	10	0.18	0.15
TRC_007A	311.30	362.80	51.50	2.56	9	0.16	0.19
TRC_007A	393.00	439.35	46.35	1.88	18	0.51	0.50
TRC_007A	559.20	575.85	16.65	0.91	103	0.10	0.11
TRC_008	187.55	238.60	51.05	1.20	12	0.18	0.11
TRC_008	188.50	196.05	7.55	2.29	37	0.41	0.25
TRC_008	226.70	238.60	11.90	2.11	20	0.32	0.20
TRC_009	273.70	274.75	1.05	3.47	0	0.00	0.00
TRC_009	290.65	292.80	2.15	3.45	42	0.37	0.08
TRC_009	370.95	371.95	1.00	6.32	7	0.01	0.00
TRC_009	459.40	462.65	3.25	4.74	14	0.06	0.12
TRC_010	284.95	374.80	89.85	0.69	3	0.04	0.03
TRC_010	344.80	357.90	13.10	1.91	7	0.05	0.07
TRC_011	240.70	242.20	1.50	1.20	2	0.03	0.02
TRC_011	262.35	265.25	2.90	2.75	21	0.30	0.19
TRC_011	485.15	659.60	174.45	0.89	11	0.29	0.25
TRC_011	485.15	526.00	40.85	2.67	38	0.98	0.98
TRC_011	653.15	659.60	6.45	1.08	4	0.05	0.04
TRC_012	8.20	10.50	2.30	1.35	11	0.01	0.02	-
TRC_012	183.00	185.90	2.90	1.44	21	0.01	0.01	0.02
TRC_012	376.90	464.50	87.60	1.46	6	0.14	0.07	0.01
TRC_012	437.85	464.50	26.65	2.92	12	0.44	0.20	0.03
TRC_012	562.00	563.55	1.55	1.14	48	0.03	0.08	0.06
TRC_012	591.65	593.50	1.85	2.64	9	0.21	0.12	0.05
TRC_013	NSV
TRC_014	11.85	41.85	30.00	3.10	149	0.12	0.20	0.05
TRC_014	64.25	79.85	15.60	0.80	12	0.04	0.02	0.01
TRC_014	328.80	333.45	4.65	5.80	9	0.01	0.02	0.11
TRC_014	403.40	437.85	34.45	1.39	6	0.02	0.02	0.04
TRC_014	419.55	423.80	4.25	6.30	16	0.05	0.06	0.04
TRC_014	435.25	437.85	2.60	3.82	5	0.02	0.03	0.01
TRC_014	544.40	548.25	3.85	2.93	2	0.03	0.01	0.01
TRC_015	NSV
TRC_016	63.25	70.00	6.75	2.12	8	0.01	0.00	0.00

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn %	Pb %	Cu %
TRC_016	346.70	348.90	2.20	5.43	1	0.01	0.00	0.02
TRC_018	110.45	158.60	48.15	1.02	17	0.06	0.06	0.01
TRC_018	112.75	115.90	3.15	3.67	4	0.01	0.01	0.01
TRC_018	125.40	128.30	2.90	2.64	49	0.39	0.19	0.02
TRC_018	153.90	157.70	3.80	2.14	81	0.21	0.20	0.02
TRC_028D	39.10	60.45	21.35	0.90	12	0.20	0.13	0.02
TRC_028D	56.90	58.10	1.20	3.23	14	0.21	0.10	0.01
TRC_028D	283.50	295.05	11.55	3.56	22	0.23	0.20	0.01
TRC_028D	287.60	292.50	4.90	7.12	33	0.26	0.19	0.01
TRC028_D01	159.85	161.70	1.85	3.58	13	0.28	0.22	0.02
TRC028_D01	280.10	417.15	137.05	1.04	6	0.15	0.09	0.00
TRC028_D01	281.00	322.10	41.10	1.98	7	0.18	0.18	0.00
TRC028_D01	347.00	360.30	13.30	2.15	24	0.39	0.18	0.01
TRC028_D02	131.60	140.70	9.10	1.02	6	0.09	0.08	0.00
TRC028_D02	178.90	189.65	10.75	0.88	30	0.11	0.07	0.01
TRC_030	4.55	205.40	200.85	1.01	5	0.05	0.01	0.04
TRC_030	164.90	205.40	40.50	3.74	15	0.21	0.06	0.07
TRC_017	NSV
TRC_019	NSV
TRC_020	NSV
TRC_022	NSV
TRC_024	NSV
TRC_027	NSV
TRC_021	39.70	54.20	14.50	1.04	8	0.12	0.15	0.01
TRC_021	164.05	165.60	1.55	3.44	9	0.41	0.27	0.02
TRC_021	204.95	209.95	5.00	2.96	32	0.16	0.22	0.02
TRC_021	276.50	278.80	2.30	3.74	40	0.43	0.80	0.04
TRC_021	432.15	458.55	26.40	1.26	4	0.11	0.04	0.02
TRC_021	445.10	448.15	3.05	4.01	9	0.27	0.09	0.02
TRC_021	455.60	457.40	1.80	2.79	11	0.70	0.25	0.02
TRC_023	72.65	89.30	16.65	1.27	10	0.32	0.14	0.02
TRC_023	86.00	89.30	3.30	4.27	32	0.75	0.35	0.02
TRC_025	18.15	19.45	1.30	49.30	3	0.01	0.01	0.01
TRC_026	122.00	124.80	2.80	234.15	31	0.22	0.01	0.01
TRC_026	122.00	122.80	0.80	816.00	106	0.75	0.05	0.01
TRC_029	156.50	159.45	2.95	2.75	41	0.89	0.66	0.03
TRC_031	NSV
TRC_032	377.05	382.50	5.45	3.14	8	0.23	0.18	0.01
TRC_032	537.90	566.25	28.35	1.99	8	0.18	0.03	0.03
TRC_032	562.25	566.25	4.00	8.49	36	1.04	0.11	0.04
TRC_033	309.00	315.50	6.50	1.54	69	0.40	0.24	0.04
TRC_033	518.20	521.90	3.70	2.02	11	0.33	0.18	0.02

Table 10.14. Table of significant drill intersections of the Trap target.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 10.12. Plan of the significant drill intersections in the Trap target.

10.2.10.6	ME Target

A total of 9 holes were drilled from 3 different platforms for 3,734.1 m at ME Target (Table 10.15). Highlights include:

●	APC_081: 111.25 m @ 0.83 g/t Au, 10 g/t Ag, 0.03% Cu.

●	APC_083: 55.40 m @ 0.98 g/t Au, 14 g/t Ag, 0.02% Cu.

●	MEC_002: 0.65 m @ 534.00 g/t Au, 40 g/t Ag.

●	MEC_002: 0.90 m @ 47.20 g/t Au, 8 g/t Ag.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu %	Mo %
APC_078	95.75	154.20	58.45	0.40	5	0.02	0.002
APC_078	141.55	154.20	12.65	1.04	13	0.03	0.002
APC_078	217.60	218.30	0.70	5.37	18	0.04	0.002
APC_078	242.55	248.70	6.15	3.59	39	0.05	0.001
APC_078	337.15	337.85	0.70	6.32	82	0.11	0.001
APC_078	346.95	347.70	0.75	15.50	1	0.01	0.002
APC_078	407.00	408.10	1.10	3.94	10	0.02	0.002
APC_078	462.30	463.00	0.70	9.35	18	0.03	0.001
APC_078	472.55	473.90	1.35	3.53	81	0.16	0.001
APC_081	47.00	59.40	12.40	1.00	15	0.02	0.001
APC_081	130.00	241.25	111.25	0.83	10	0.03	0.002
APC_081	152.30	175.40	23.10	1.70	16	0.03	0.002
APC_081	205.00	226.50	21.50	1.38	11	0.02	0.002
APC_081	261.10	265.30	4.20	1.56	14	0.05	0.002
APC_081	352.95	378.05	25.10	1.58	7	0.02	0.001
APC_081	399.00	403.55	4.55	1.75	6	0.02	0.001
APC_081	421.15	449.30	28.15	0.82	4	0.02	0.001
APC_083	16.55	67.50	50.95	0.23	9	0.02	0.001
APC_083	150.35	180.30	29.95	0.47	6	0.02	0.002
APC_083	239.95	295.35	55.40	0.98	14	0.02	0.002
APC_083	239.95	252.55	12.60	3.15	5	0.01	0.002
APC_083	351.30	356.40	5.10	1.21	8	0.01	0.001
APC_085	12.10	58.15	46.05	0.42	15	0.03	0.001
APC_085	183.80	385.05	201.25	0.35	4	0.02	-
APC_085	290.60	327.70	37.10	0.90	6	0.02	-
APC_087	NSV
MEC_001	8.65	57.55	48.90	0.11	7	0.06	0.002
MEC_002	274.50	275.15	0.65	534.00	40
MEC_002	291.80	292.70	0.90	47.20	8
MEC_003	202.65	206.15	3.50	3.77	37	0.04
MEC_004	76.70	78.40	1.70	4.28	91	0.14
MEC_004	222.80	223.50	0.70	6.10	11	0.04
MEC_004	241.60	248.30	6.70	5.72	25	0.05
MEC_004	306.90	308.75	1.85	5.48	13	0.03

Table 10.15. Table of significant drill intersections of the ME Target.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

10.2.10.7	X Target

A total of 2 holes were drilled from one platform for 734.15 m at the X target (Table 10.16). They intersected high grade Ag veins carrying au and minor base metals. Highlights include:

●	XTC_001: 12.85 m @ 1.82 g/t Au, 361 g/t Ag.

●	XTC_001: 2.15 m @ 0.70 g/t Au, 198 g/t Ag.

●	XTC_001: 18.65 m @ 0.72 g/t Au, 59 g/t Ag.

●	XTC_001: 2.30 m @ 0.64 g/t Au, 368 g/t Ag.

●	XTC_002: 2.15 m @ 0.55 g/t Au, 181 g/t Ag.

●	XTC_002: 1.10 m @ 1.22 g/t Au, 426 g/t Ag.

Hole ID	From (m)	To (m)	Length (m)	Ag (g/t)	Au (g/t)	Zn %	Cu %
XTC_001	121.10	133.95	12.85	361	1.82	0.53	0.02
XTC_001	186.55	192.35	5.80	51	0.81	0.09	0.01
XTC_001	208.15	210.30	2.15	198	0.70	0.11	0.02
XTC_001	334.95	353.60	18.65	59	0.72	0.07	0.03
XTC_001	334.95	340.25	5.30	42	1.43	0.22	0.01
XTC_001	351.30	353.60	2.30	368	0.64	0.02	0.15
XTC_002	93.70	95.00	1.30	97	0.54	0.09	0.02
XTC_002	111.00	112.60	1.60	85	1.56	0.16	-
XTC_002	117.00	119.40	2.40	12	2.31	0.04	-
XTC_002	204.05	206.20	2.15	181	0.55	0.03	0.01
XTC_002	251.80	252.90	1.10	426	1.22	0.28	0.04

Table 10.16. Table of significant drill intersections of the X target.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 10.13. Plan of the significant drill intersections in the X target.

10.2.10.8	Knife-Towers Target

Five holes were drilled from two platforms for 1,628.90 m at the Knife-Towers target with no significant intersections.

10.2.10.9	Victory Target

Two holes were drilled from one platform for 936.20 m at the Victory target with no significant intersections.

10.2.11	Sample Length / True Thickness

The drill intersections do not represent the true width of the mineralised zones in porphyry, breccia and vein intersections, in particular where high angle holes cutting near-vertical mineralisation. Multiple holes are required to determine the geometry, width and thickness of the mineralised zones.

10.2.12	Comments

The protocols for the drilling, logging, sampling and QA-QC are carried out to current industry standards. The QP considers that there are no drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the results.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

11	SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1	Historical Data

11.1.1	Sample Preparation, Analysis and Security

The historical samples were prepared and analysed by standard methods at certified laboratories using the methods summarized in Table 11.1 (Turner, 2010; Leroux, 2012).

Company	Laboratory	Method	Code	Procedure
Colombia Gold	not known	Preparation		Not known
		Au		Fire assay 30 g, AAS
		Au overlimit		Fire assay 30 g, gravimetry
		Multielements		ICP-AES
Colombian Mines	Inspectorate, Medellin and Reno (ISO/TEC 17025)	Preparation		Crush to -10 mesh, split 500 g, pulverise to -150 mesh.
		Au	FA/AA	Fire assay 30 g, AAS
		Au overlimit	FA/GRAV	Fire assay 30 g, gravimetry
		Multielements	ICP	ICP-AES
Colombian Mines (from June 2007)	SGS, Medellin and Callao (ISO 9001)	Preparation		Not known
		Au	FAA313	Fire assay 30 g, AAS
		Au overlimit		Fire assay 30 g, gravimetry
		Multielements	ICP12B	34 elements by aqua regia digestion, ICP-AES
Mercer Gold (soils, rocks)	SGS, Medellin and Callao (ISO 9001)	Preparation soils	SCR30	Dry, screen to -10 mesh and -80 mesh, pulverise to P95 -140 mesh.
		Preparation rocks	PRP94	Dry, crush to -1/4 inch and -10 mesh, split 250 g, pulverise to P95 -140 mesh.
		Au	FAA313	Fire assay 30 g, AAS
		Au	FAI303	Fire assay 30 g, ICP
		Multielements	ICP40B	32 elements by 4 acid digestion, ICP-AES
		Multielements	ICP12B	34 elements by aqua regia digestion, ICP-AES
Mercer Gold (core)	Acme, Medellin and Vancouver (ISO 9001)	Preparation	R200	Crush 1 kg to p80 -10 mesh, split 250 g, pulverise to p85 -200 mesh.
		Au	G6	Fire assay 30 g, AAS
		Ag	7AR1	Aqua regia digest, ICP-AES
		Multielements	1D02	34 elements by aqua regia digestion, ICP-AES

Table 11.1 Summary of the sample preparation and analyses methods of the historical samples.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Colombian Gold and Mercer Gold had standard industry protocols for sample security with sampling supervised by a geologist, and secure sample storage and transport to the laboratory as summarised by Turner (2010) and Leroux (2012).

11.1.2	Quality Assurance and Quality Control (QA-QC)

Colombian Mines and Mercer Gold inserted certified standard reference materials (CSRM), coarse blanks and field duplicates in the sample batches of soil, rock and core samples, as summarised in Table 11.2. The CSRM were monitored for Au and Ag by scatter plots with performance gates of the recommended value of the data ± 2SD and ±3SD, and show acceptable results (Turner, 2010; Leroux, 2012). The blanks were monitored for Au and Ag by scatter plots, and generally showed acceptable results, although the Acme gold samples show some carry-over between samples (Turner, 2010; Leroux, 2012). Field duplicates were monitored for Au on scatter plots and show low variability at low grades and scatter at higher grades as a result of geological heterogeneity. No check samples at a second laboratory was carried out. Both Turner (2010) and Leroux (2012) analysed check samples and took field duplicates, with acceptable correlations.

Company	Type	Material	Position	No.	Acceptance
Colombian Mines	CSRM	OREAS 15Pa, 62Pb, 50Pb, 61Pb	Not known	27	Average ± 2SD, 3SD
	Coarse Blank	Not known	Not known	53	Scatter plot
	Field Duplicate	Protocol not known	Not known	40	Scatter plot
	Check samples	None	none	0	n/a
Mercer Gold	CSRM	OREAS 65a, 66a, 60a	Not known	30	Average ± 2SD, 3SD
	Coarse Blank	Not known	Not known	28	Scatter plot
	Field Duplicate	Protocol not known	Not known	37	Scatter plot
	Check samples	None	none	0	n/a

Table 11.2 QA-QC samples used in the historical sampling programs.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

11.2	Collective Mining

11.2.1	Sample Preparation, Analysis and Security

From 2020-2021, Collective Mining samples were prepared and analysed by Actlabs Colombia S.A.S. at a laboratory in Rionegro, Medellin, certified to ISO 9001-2008, Activation Laboratories Ltd., Ancaster, Ontario, certified to ISO/IEC 17025 and SGS Colombia S.A.S., Medellin for sample preparation and SGS Peru S.A.S., El Callao for analysis, both certified to ISO 9001. Since 2023, Collective Mining has used ALS Colombia Ltd for sample preparation and ALS Peru S.A for analysis, certified to ISO/IEC 17025. Actlabs, SGS and ALS are all independent of Collective Mining. The methods are listed in Table 11.3. The limits of detection of the SGS and ALS analytical methods are listed in Table 11.4 to Table 11.8.

Laboratory	Method	Code	Procedure
Actlabs, Medellin and Activation Laboratories Ltd., Ancaster, Ontario	Preparation rocks	RX1	Dry, crush to P80 - 2mm, riffle split 250g, and pulverise to P95 - 105µm
	Preparation soils	S1	Dry, sieve to 177µm
	Au	1A2-30	Fire assay 30g, AAS
	Au overlimit	1A3	Fire assay 30g, gravimetry
	Multielements rocks	UT-4M	42 elements by multiacid digestion, ICP-MS
	Multielements soils	UT-1M	34 elements by aqua regia digestion, ICP-MS
SGS Colombia SAS, Medellin. SGS Peru SAS, El Callao, Peru	Preparation rocks	PRP93	Dry, crush to P90 - 2mm, riffle split 250g, and pulverise to P95 - 106µm
	Preparation soils	SCR31	Dry, sieve to - 177 µm, riffle split 250g, and pulverise to P95 - 105 µm
	Au	FAA313	Fire assay 30g, AAS
	Au overlimit	FAG303	Fire assay 30g, gravimetry
	Ag	AA12C	Aqua regia digestion, AAS
	Ag overlimit	AA11B	Aqua regia digestion, AAS
	Multielements rocks	ICM40B	43 elements by multiacid digestion, ICP-MS
	Multielements soils	ICM14B	36 elements by aqua regia digestion, ICP-OES
ALS Colombia Ltd, Medellin. ALS Peru SAS, El Callao, Lima	Preparation Core	PREP-31B	Dry, crush to P70 - 2mm, riffle split 1000g, and pulverise to P85 - 75µm
	Preparation Rocks - Soils	PREP-31	Dry, crush to P70 - 2mm, riffle split 250g, and pulverise to P85 - 75µm
	Au (Core Samples)	AA24	Fire assay 50g, AAS
	Au overlimit (Core Samples)	GRA22	Fire assay 50g, gravimetry
	Au - Screen Metallics (Core)	SCR24	The gold values for both the (+) 106 and (-) 106-micron fractions are reported together with the weight of each fraction as well as the calculated total gold content of the sample. Fire Assay 50g, AAS
	Multielements (Core Samples)	MS61	48 elements by multiacid digestion, ICP-MS
	Au (Rocks - Soils Samples)	AA23	Fire assay 30g, AAS
	Au overlimit (Rocks - Soils Samples)	GRA21	Fire assay 30g, gravimetry
	Multielements (Rocks - Soils Samples)	MS61	48 elements by multiacid digestion, ICP-MS

Table 11.3 Summary of the sample preparation and analyses methods of the Collective Mining samples.

Abbreviations: AAS atomic absorption spectrophotometer; ICP, ICP-AES inductively coupled plasma atomic emission spectrometer. ICP-MS inductively coupled plasma mass spectrometer.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Table 11.4. Elements and limits of detection in SGS ICP package ICM40B.

Table 11.5. Elements and limits of detection in SGS ICP package ICM14B.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Table 11.6. Limits of detection of SGS assays for gold, silver and overlimit base metals, iron and sulphur.

Table 11.7 Elements and limits of detection in ALS ICP package MS61.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Element	Unit	Method	Lower Limit of Detection	Upper Limit of Detection
Au	ppm	AA23	0.005	10
Au	ppm	AA24	0.005	10
Au	ppm	AA26	0.01	100
Au	ppm	GRA21	0.05	10000
Ag	ppm	AA45	0.2	100
Ag	ppm	AA46	1	1500
Ag	ppm	GRA21	5	10000
Ag	ppm	GRA22	5	10000
Cu	%	VOL61	0.01	100
Pb	%	VOL70	0.01	100
Zn	%	VOL50	0.01	100
Zn	%	VOL70	0.01	100

Table 11.8. Limits of detection of ALS assays for gold, silver and overlimit base metals, iron and sulphur.

11.2.2	Quality Assurance and Quality Control (QA-QC)

Collective Mining has written protocols for sampling and QA-QC with the insertion of certified standard reference materials (CSRM), coarse blanks, fine blanks, coarse duplicates and fine duplicates, as described in Table 11.9. A total of 24% QA-QC samples are inserted, which exceeds normal industry standards. The QA-QC is monitored in real time on receipt of the results of each batch of samples. The protocol for failed CSRM or blanks is to investigate the sample when in company custody then in laboratory custody and, if necessary, reanalyse the interval.

Type	Code	Material	Rock, core %	Acceptance
CSRM	STD	OREAS certified for Au, Ag, Cu, multielements	3	Rec value ±3SD, 5SD
Coarse Blank	BKG	Coarse quartz	3	10x and 20x LLD
Fine Blank	BKF	Fine quartz	3	10x and 20x LLD
Coarse Duplicate	DUG	Take the coarse rejection after return, blind control	3	20% relative error
Fine Duplicate	DUP	Take the fine rejection after return, blind control	3	10% relative error
Check samples	MS	Take the master split rejection after return	3	10% relative error
Total			18

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Type	Code	Material	Soils, seds %	Acceptance
CSRM	STD	OREAS certified for Au, Ag, Cu, multielements	4	Rec value ±3SD, 5SD
Coarse Blank	BKG	Coarse quartz	4	10x and 20x LLD
Fine Blank	BKF	Fine quartz	4	10x and 20x LLD
Total			12

Table 11.9 QA-QC protocol of Collective Mining.

The charts in the following three sections are for analyses of drill core from the drilling program from 2022 up to the effective date of this report and include all the Guayabales targets presented herein.

11.2.2.1	CSRM

CSRM are purchased from a recognized laboratory. The CSRM are monitored for Au, Ag and Cu by scatter plots with performance gates with rejection if a sample is greater or lesser than the recommended value ± 5SD, and a warning if two or more samples are between the recommended value ±3 to ±5SD (Figure 11.1 to Figure 11.3).

The CSRM are also monitored statistically for accuracy (Table 11.10).

Grade CSRM	Metal	Unit	Certified Value	SD	RSD	Average	Mean BIAS	BIAS	N° Analyses
Low	Au	ppm	0.34	0.01	2.33	0.34	-0.84	1.06	516
Low		ppm	0.23	0.01	1.68	0.24	-2.78	2.79	355
Medium		ppm	0.67	0.02	1.93	0.67	-0.36	0.83	436
Medium		ppm	1.00	0.05	2.36	1.03	-2.99	1.87	1132
High		ppm	1.46	0.04	1.36	1.48	0.02	0.03	527
Low	Ag	ppm	0.66	0.05	7.69	0.61	7.97	-2.10	355
Medium		ppm	2.69	0.11	1.85	2.70	-0.38	0.43	532
High		ppm	50.34	2.31	1.76	51.19	-1.67	1.32	1132
Low	Cu	ppm	268	11	3.37	266	0.89	-1.01	516
Medium		ppm	1156	45	2.28	1142	1.20	-1.39	1132
High		ppm	5239	98	1.64	5176	1.22	-1.24	436

Table 11.10. CSRM statistics.

The sample numbers have been redacted for reasons of confidentiality. SD = standard deviation.

RSD = relative standard deviation. RSD = ((SD/Mean)*100)

Mean Bias % = [(Certified Value CRM / Average Value)-1]*100

Bias = (Average Value – Certified Value/ Certified Value)×100

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

For gold, greater accuracy is observed in intermediate and low grades such as in CSRM with a Mean Bias% of -0.36 and an RSD% of 1.93 and Mean Bias% of -0.84 and an RSD% of 2.32. For CSRMs with higher grades, the values remain acceptable, with a Mean Bias% of -2.99 and an RSD% of 2.36. The graphs show the change of laboratory in 2023 preserving acceptable accuracy, although in some CSRMs there is a slight tendency to overestimate Au grades.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 11.1. Scatter plots of CSRM low, medium and high grade for gold.

As for the Ag monitoring, acceptable accuracy is achieved for CSRM high and medium grade, in which better dispersion in the sample values is observed. Although for CSRM low grade the accuracy is not acceptable, with a Mean Bias% and RDS% greater than 6, with Mean Bias% values of 7.9 and RSD% values of 7.7, an improvement in the dispersion of the data is observed with the change of laboratory.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 11.2. Scatter plots of CSRM low, medium and high grade for silver.

For the recommended grades of copper CSRMs (low, medium, and high), acceptable accuracy and precision are observed. However, in the high-grade CSRM, there is evidence of an underestimation in the first points of the graph, which was progressively corrected until stabilizing at the recommended grades.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 11.3. Scatter plots of CSRM low, medium and high grade for copper.

11.2.2.2	Blanks

Before 2024, uncertified fine and coarse blanks were used in the quality control program. Since 2024 certified blanks were used. The blanks are prepared from barren quartz, analysed and certified by Bureau Veritas laboratory, Medellín.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

The coarse blanks (BKG) and fine blanks (BKF) are monitored for gold, silver and copper by scatter plots with reference to five times the lower limit of detection of the element (Figure 11.4 to Figure 11.6). The results for gold and silver are excellent. However, copper has 5.6% and 9.1% failures for coarse and fine blanks respectively, which is high and needs further investigation. The low threshold of 2.5 ppm Cu may be an artefact at low levels. However, the coarse blanks have more high-grade failures >10 ppm than the fine blanks which suggest carry-over during sample preparation.

Figure 11.4. Scatter plots of coarse and fine blanks for gold.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 11.5. Scatter plots of coarse and fine blanks for silver.

Figure 11.6. Scatter plots of coarse and fine blanks for copper.

11.2.2.3	Coarse and Fine Duplicates

Coarse duplicates (DUG) and fine duplicates (DUF) are selected from the sample coarse rejects and pulps returned by the laboratory and are inserted blind in sample batches.

Coarse duplicates (DUG) are a split of the coarse reject returned by the laboratory and consist of material that passes 70% through sieve mesh No. 10 (2.00 mm).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Fine duplicates (DUP) are a split of the pulp reject returned by the laboratory and consist of material that passes 85% through of sieve mesh No. 200 (75 µm).

The scatter plots show little scatter indicating that the sample preparation is adequate to homogenise the samples, and that the sample pulp is representative.

The protocol used from 2021 to 2023 was to take a ¼ core sample and instruct the laboratory to prepare a coarse duplicate and a fine duplicate. This was changed because of the difference in sample weight and because the protocol was not blind.

Figure 11.7. Scatter plots of duplicates for gold.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Figure 11.8. Scatter plots of duplicates for silver.

Figure 11.9. Scatter plots of duplicates for copper.

11.2.2.4	Field Duplicates

Core duplicates consisting of a ¼ core sample were used until 2023. Their use was discontinued because the different sample weights (½ core versus ¼ core) do not give a statistically meaningful result and introduce higher variability than is real.

11.2.2.5	Check Samples

A total of 3,270 samples of pulp rejects have been prepared and sent to the secondary laboratory for check analyses. Currently, the results of all samples are pending.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

11.3	Comments on Section 11

The QP considers that Collective Mining’s sample preparation, analysis and chain of custody and QA-QC meets with or even exceed current standard industry practice, and that the data are adequate for the purposes of this Technical Report.

The QP recommends that check samples be sent on a monthly basis in order to monitor accuracy in real time.

The sample preparation and analysis of the historical samples were carried out by independent, certified laboratories using standard methods and, although not all of the data is available now, it is the author’s opinion that sample preparation, analysis and security meet with current standard industry practise. The companies had protocols for sample and analytical QA-QC that follow standard industry practise, with protocols for monitoring QA-QC in real time and for checking any sample batches that fail. In practise, the historical geochemical data are only used as an exploration guide by Collective Mining and repeat soil and rock sampling is carried out in areas of interest.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

12	DATA VERIFICATION

12.1	Data Verification

The QP has verified the data used in this Technical Report by the following means:

1.	Making a current site visit and two previous site visits to the field office, core logging and storage facility, drilling sites and field localities.

2.	Verifying location and access by GPS.

3.	Reviewing the protocols for drilling, core transport, security, chain of custody, logging, sampling, storage, and made recommendations which were implemented.

4.	Reviewing core.

5.	Revising the database and checking a percentage of the assay certificates.

6.	Reviewing the QA-QC.

The QP's verification of the drill program was limited to a review of drill core, geological logs, and a check of assay certificates against the database. No independent check samples from the drill core were collected for analysis, which is a limitation of this verification. The company has sent 3,270 check samples for check analyses which is a thorough check, although the results were not received in time for this report.

12.2	Site Visits

The QP made a personal inspection of the Guayabales Project and the company’s field office and core logging facility in Supia on 9 to 14 March 2025. Core from 10 holes from Apollo was examined, the logging and sampling facility was reviewed, and presentations were given on all aspects of the project.

A previous site visit was made on 12 to 15 January 2023 when core from four drill holes was examined; a field visit was made to the drilling at the Apollo target and two drill platforms were visited, Pad 2 and Pad 6; the protocols, workflow and chain of custody of the core from the drill to sample dispatch were seen, and storage of core, rejects and pulps; and the protocols, execution and results for QAQC were revised; and presentations were given in person and by video-conference on the property, geology and mineralization.

A first site visit was made on 24 to 25 October 2020. The core of two historic drill holes in porphyry mineralization was revised; discussions on the geology and mineralization were held; two field localities were visited, 1) artisanal gold mines at La Llorona (Apollo North target), which showed that free gold was being recovered from porphyry-style mineralization and 2) a viewpoint over the Encanto zone (ME target) in the Guayabales valley where the NW-trending structural control on mineralization extending from Marmato was observed, as well as several re-vegetated drill pads and artisanal mines.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

12.3	Drill Core

Drill core from ten holes from Apollo was examined on the 2025 site visit, four holes on the 2023 visit, and two historic holes on the 2020 site visit.

12.4	Database and Assay Certificates

The sample database of historical and Collective Mining data was supplied to the QP in Access and Excel files. The QP checked a percentage of the assay certificates and Excel reports against the database, the drill logs and the intercept calculations and found no errors in the transcription of the analyses.

The historical drill database was reconstructed by Collective Mining based on assay certificates and core photos. The QP reviewed this in 2020 by running checks for unusual sample intervals and for gaps in sample continuity, and found no errors.

12.5	QA-QC

The QA-QC was revised by the QP as described in Section 11.2.

12.6	Conclusion

The QP concludes that the exploration and drilling data is adequate and reliable for the purposes used in the technical report.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

13	MINERAL PROCESSING AND METALLURGICAL TESTING

Collective Mining has carried out seven programmes of metallurgical test work on samples from the Apollo target from 2022 to 2024 as described in Table 13.1. The results show high Au, Ag, Cu and WO3 recoveries using conventional processing. Cyanide leach Au recoveries reach up to 97.57% with Ag in the range 50% to 60%. Flotation produced concentrates with recoveries up to 95.3% Cu, 79.4% Au and 83.6% Ag. Flotation optimization testing on concentrate showed substantial improvements in overall metal recovery, with Au recovery of 89.4% and Ag recovery of 85.2%, while maintaining Cu recovery at 94%. Tungsten gravity recovery was up to 74%. Test work highlights simple metallurgy and high recoveries based on multiple tests carried out on samples representative of the Apollo mineralisation, and demonstrate the project’s amenability to conventional processing methods. Going forward, the company plans to carry out mineralogical studies to characterize the metal zones and build a geometallurgical model in order to carry out further test work.

Date	Laboratory	Samples	Test	Results
2022	SGS Laboratories, Callao, Peru	3 samples 1.17-8.01 g/t Au. 16.05-56.08 g/t Ag	Cyanide leach, bottle-roll tests (72 hours)	Au recovery 90.7-97.57%. Ag recovery 46.27-52.34%.
2023	SGS Laboratories, Callao, Peru	8 composite samples. 0.7-48.13 g/t Au. 0.06-1.04% Cu.	Cyanide leach, bottle-roll tests	Au rec ave 93.5% Au rec samples <0.15% Cu ave 96.7%. Ag rec 50-60%
2024	ALS Canada Ltd., Kamloops, British Columbia	86.1 kg composite sulphide sample	Flotation locked cycle	Recovery up to 95.3% Cu, 83.6% Ag, 79.4% Au. Con grades up to 30.5% Cu, 1,280 g/t Ag, 28.7 g/t Au.
2024	ALS	3 low grade samples <0.9 g/t Au (0.39-0.86 g/t Au)	Cyanide leach, bottle-roll tests	Au rec ave 91.2%. Ag rec ave 59.6%
2024		25 kg composite, 0.44% W	Gravimetry	Recovery W 74%. Con 63.6% scheelite
2024	SGS Laboratories, Callao, Peru	7 sulphide samples low Cu. Ave 1.0 g/t Au, 11.73 g/t Ag.	Cyanide leach, bottle-roll tests	Rec ave 94.3% Au, 63.7% Ag.
2024	ALS Canada Ltd, Kamloops, BC		Flotation optimisation on con	Rec 89.4% Au, 85.2% Ag, 94.4% Cu

Table 13.1. Summary of metallurgical test work carried out on samples from the Apollo target.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

14	MINERAL RESOURCE ESTIMATES

There are no mineral resource estimates for the Guayabales Project that were prepared in accordance with the current CIM standards and definitions required by the Canadian NI 43-101 “Standards for Disclosure of Mining Projects”. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

15	MINERAL RESERVE ESTIMATES

This item is not applicable to the Property at this stage of exploration (applies to advanced projects).

16	MINING METHODS

This item is not applicable to the Property at this stage of exploration (applies to advanced projects).

17	RECOVERY METHODS

This item is not applicable to the Property at this stage of exploration (applies to advanced projects).

18	PROJECT INFRASTRUCTURE

This item is not applicable to the Property at this stage of exploration (applies to advanced projects).

19	MARKET STUDIES AND CONTRACTS

This item is not applicable to the Property at this stage of exploration (applies to advanced projects).

20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

This item is not applicable to the Property at this stage of exploration (applies to advanced projects).

21	CAPITAL AND OPERATING COSTS

This item is not applicable to the Property at this stage of exploration (applies to advanced projects).

22	ECONOMIC ANALYSIS

This item is not applicable to the Property at this stage of exploration (applies to advanced projects).

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

23	ADJACENT PROPERTIES

23.1	Marmato

The Marmato deposit, located 1.75 km southeast of the Guayabales Project, has been mined since pre-Columbian times with estimated historical production of 1.9 to 2.4 Moz gold. It has a current measured and indicated mineral resource of 61.5 Mt grading 3.03 g/t Au (5.997 Moz Au) and 7.2 g/t Ag (14.270 Moz Ag), and an inferred mineral resource of 35.6 Mt grading 2.43 g/t Au (2.787 Moz Au) and 3.2 g/t Ag (3.682 Moz Ag) (Parsons et al., 2022). The proven and probable mineral reserves are 31.277 Mt grading 3.16 g/t Au (3.178 Moz Au) and 6.1 g/t Ag (6.138 Moz Ag) (Parsons et al., 2022). The QP has been unable to verify the information in this report and the information is not necessarily indicative of the mineralization on the Guayabales Project that is the subject of this Technical Report. These underground resources occur in veins and porphyry in the Upper Mine or Narrow Vein Zone above 950 masl, and in sheeted veinlets in the Lower Mine or Bulk Mining Zone (previously the Deeps Zone). A sulphide-rich mineral assemblage is dominated by pyrite, arsenopyrite, black Fe-rich sphalerite, pyrrhotite, chalcopyrite and electrum in the Upper Mine, and a sheeted quartz veinlet system with pyrrhotite, chalcopyrite, bismuth minerals and free gold occurs in the Lower Mine. Aris Mining Corporation produced 23,272 oz. of gold from the Upper Mine in 2024 and is carrying out a major underground mine expansion to exploit the Lower Mine with a CIP plant of 5,000 tpd and total planned production starting in H2 2026 of over 200,000 oz gold per year.

Mineralization at Marmato is hosted by five hornblende-bearing dacitic to andesitic hypabyssal porphyry intrusions, with ilmenite and minor magnetite, and country rocks of the Arquía Complex of graphitic and chlorite schists. The porphyry intrusions, denominated P1 to P5, have been dated between 6.576 ± 0.075 Ma and 5.75 ± 0.11 Ma by LA-ICP-MS 206Pb/238U on zircon. The age of mineralization was determined by 40Ar/39Ar analyses of adularia in veins with plateau ages between 6.95 ± 0.02 Ma and 5.96 ± 0.02 Ma, closely related to the magmatism (Santacruz et al., 2021). The Marmato deposit model is described as a hybrid between a reduced intrusion-related and a porphyry gold deposit with epithermal veins in the upper part (Santacruz e al., 2021). The adjacent Aguas Claras porphyry gold deposit is related to quartz veinlets with magnetite, pyrite and chalcopyrite. It is low grade and has no mineral resources. Mineralization is hosted by five dacitic to microgranodioritic porphyry intrusions called AP1 to AP5 dated between 6.55 ± 0.15 Ma and 5.74 ± 0.14 Ma by LA-ICP-MS 206Pb/238U on zircon (Santacruz et al., 2021).

24	OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data and information to be reported.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

25	INTERPRETATION AND CONCLUSIONS

The Guayabales Project is located in the Middle Cauca Gold-Copper Belt on the eastern side of the Western Cordillera of Colombia. This metallogenic belt of Late Miocene age is highly prospective for porphyry gold-copper, breccia gold-copper and auriferous polymetallic vein deposits. The Apollo discovery is located 1.75 km northwest of the historic Marmato gold-silver mine, where a major underground expansion is under development to exploit the Lower Mine.

The Guayabales Project lies within the Romeral terrane that is bounded by the Romeral fault system to the east and the Cauca-Patia fault system to the west, and comprises metamorphic rocks of medium to high grade, ophiolitic sequences and oceanic sediments of Late Jurassic to Early Cretaceous age. Gold-silver-copper mineralization in the belt is related to multiple clusters of Late Miocene porphyry intrusions of diorite to quartz diorite composition, breccias and veins.

The Guayabales Project is located in a historic, active gold mining district within an area with good infrastructure including a major highway, abundant water, power grids and nearby rail and airport facilities.

Exploration by Collective Mining at the Guayabales Project has identified 12 targets for Au, Ag, Zn, Pb, Cu, Mo and WO3 in porphyry, reduced intrusion related, breccia and high grade veins. Ten of these have been tested by drilling with the discovery of a significant mineral deposit at the Apollo target which has the dimensions and grades to be a potentially major deposit. The results justify additional drilling program to define the extent and grade of the system and make a Mineral Resource estimate.

Metallurgical test work of samples from Apollo shows high recoveries for Au and moderate recoveries for Ag by cyanide leach, bottle roll tests of both oxides and sulphides, high recoveries of Cu, Ag and Au by flotation, and high recoveries of WO3 by gravimetry. These demonstrate the project’s amenability to conventional processing methods.

Collective Mining has also made three other discoveries of long drill intersections of Au, Ag and/or Cu at the Plutus North breccia, Plutus South and Trap porphyry-vein targets. The amount of drilling at these targets is much less than at Apollo, and further drilling is required to define the extent, geometry and grades. Finally, there are 8 other targets that have very little drilling or have not been drilled yet and require further exploration and drilling.

The QP concludes that the Guayabales Project is a discovery-stage project for porphyry, reduced intrusion related, breccia and vein-hosted Au and Ag mineralisation with Cu, Zn, Pb, Mo and WO3. The exploration programmes carried out by Collective Mining are well planned and well executed and supply sufficient information to plan further exploration. Sampling, sample preparation, assaying and analyses were carried out in accordance with best current industry standard practices and are suitable to plan further exploration. Sampling, assaying and analyses include quality assurance and quality control procedures. There are no known significant risks or uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

26	RECOMMENDATIONS

The QP recommends a two-stage, two-year exploration programme for the Guayabales Project. The objective of Stage I is to define a mineral resource estimate and carry out a preliminary economic assessment (PEA) of the Apollo target. This will require 65,000 m of additional diamond drilling including deep drilling of the Ramp Zone. It is also recommended to carry out exploration of other targets to generate additional drill targets and 10,000 m of drilling on other targets is budgeted. Drilling is on-going since the cut-off date of the present report. The estimated time for Stage I is about 13 months until the end of 2026 and the estimated budget is US$28,250,000 (Table 26.1).

The objective of Stage II is to carry out a pre-feasibility study (PFS) of the Apollo target. This will require an estimated 110,000 m of additional diamond drilling to convert inferred resources to measured and indicated resources. The PFS requires metallurgical test work, geotechnical studies, environmental baseline studies, and engineering studies for mining, process design, tailings, and other aspects. It is also recommended to continue exploration of other targets to generate drill targets and carry out 10,000 m of drilling. The estimated time for Stage II is 12 months until the end of 2027 and the estimated budget is US$52,100,000 (Table 26.1).

The Stage II programme is conditional on a positive outcome of the Stage I programme The total estimated time for both stages is about 2 years until the end of 2027 and the total estimated budget is US$80,350,000 (Table 26.1).

Table 26.1 Estimated budget for the recommended exploration programmes for the Guayabales Project.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

27	REFERENCES

Arce, J., 2021. Marmato, Colombia. Geophysical Survey. Reprocessing and modelling of airborne magnetometer survey. Report for Collective Mining Ltd by Arce Geofisicos, Lima, Peru, 20 January 2021, 9 p.

Baker, T., Pollard, P., Mustard, R., Mark, G. & Graham, J., 2005. A comparison of granite-related tin, tungsten and gold-bismuth deposits: implications for exploration. SEG Newsletter No. 61, p. 5, 10-17.

Bieniawski, Z. T., 1989. Engineering Rock Mass Classifications: a complete manual for engineers and geologists in mining, civil, and petroleum engineering. Wiley, New York. p. 251.

Bray, W., Cooke, R. H. & Redwood, S. D., 2021. Early Metalwork in Caribbean Colombia and Southern Central America. In: McEwan, C. & Hoopes, J. W., eds. Pre-Columbian Art from Central American and Colombia at Dumbarton Oaks. Dumbarton Oaks Research Library and Collection, Trustees for Harvard University, Washington, D. C., p. 541-567.

Cediel, F. & Cáceres, C., 2000. Geological Map of Colombia. Bogotá, Colombia, Geotec Ltda, 3rd edition. 7 maps at 1:1,000,000 scale.

Cediel, F., Shaw, R. P. & Cáceres, C., 2003. Tectonic Assembly of the Northern Andean Block. In: Bartolini, C., Buffler, R. T. & Blickwede, J. (Eds), The Circum-Gulf of Mexico and the Caribbean: Hydrocarbon habitats, basin formation, and plate tectonics. American Association of Petroleum Geologists Memoir 79, p. 815-848.

Hart, C.J.R., 2007. Reduced intrusion-related gold systems. In Goodfellow, W.D., (ed.), Mineral deposits of Canada: A Synthesis of Major Deposit Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods. Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, p. 95-112.

Hoek, E., & Marinos, P., 2000. GSI: A Geologically Friendly Tool For Rock Mass Strength Estimation. International Symposium. Melbourne, Australia. 19-24 November 2000, p. 1422-1446.

Leal-Mejía, H., Shaw, R. P. & Melgarejo, J. C., 2019. Spatial-temporal migration of granitoid magmatism and the tectono-magmatic evolution of the Colombian Andes. In: Cediel, F. & Shaw, R. P. (eds), Geology and Tectonics of Northwestern South America: The Pacific-Caribbean-Andean Junction. Springer International Publishing AG, Cham, Switzerland, p. 253–410.

Leroux, D. C., 2012. Technical report on the Guayabales gold project, Department of Caldas, Republic of Colombia. Report by A.C.A. Howe Ltd. for Tresoro Mining Corp., 31 July 2012, 116 p.

MPX Geophysics Ltd., 2020. Heliborne Magnetic and Radiometric Geophysical Survey, Marmato Block, Antioquia y Caldas, Colombia. Report for Collective Mining Inc., December 2020, 37 p.

Collective Mining Ltd.	S. D. Redwood
Guayabales Project, Colombia. NI 43-101 Technical Report	2 December 2025

Parsons, B., and 13 others, 2022. NI 43-101 Technical Report for the Marmato Gold Mine, Caldas Department, Colombia: Pre-Feasibility Study of the Lower Mine Expansion Project. Report by SRK Consulting (U.S.) Inc. for Aris Mining Corporation, 23 November 2022, 250 p.

Reading, D.J., Londoño-Vanegas, D., Arango-Trujillo, M., Orozco-Rios, J., Rios, C.D., Pinilla, O.J., Ramírez, H.A., Castaño-Castro, M., Amaya-López, C., & Tosdal, R.M., 2025. Apollo Au-Ag-Cu-W Deposit, Colombia: Greenfields discovery of a porphyry hosted breccia with multistage mineralisation. NewGen Gold Conference Memoirs, 16-17 November 2025.

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